PROSPECTUS
Up to 920,000 Shares of Common Stock

                                                                Citizens Bancorp
                                                                    P.O. Box 635
                                                        Frankfort, Indiana 46041
                                                                  (765) 654-8533

================================================================================
     Citizens Savings Bank of Frankfort is converting from the mutual form to the stock form of organization. As part of the conversion, Citizens Savings Bank of Frankfort will become a wholly-owned subsidiary of Citizens Bancorp, which was formed in June, 1997. Upon the completion of the conversion, Citizens Bancorp will own all of the shares of Citizens Savings Bank of Frankfort. The common stock of Citizens Bancorp is being offered to the public under the terms of a Plan of Conversion which must be approved by a majority of the votes eligible to be cast by members of Citizens Savings Bank of Frankfort and by the Office of Thrift Supervision. The offering will not go forward if Citizens Savings Bank of Frankfort does not receive these approvals and Citizens Bancorp does not sell at least the minimum number of shares.
================================================================================

                                TERMS OF OFFERING

     An independent appraiser has estimated the market value of the converted Citizens Savings Bank of Frankfort to be between $6,800,000 to $9,200,000, which establishes the number of shares to be offered. Subject to Office of Thrift Supervision approval, an additional 15% above the maximum number of shares may be offered. Based on these estimates, we are making the following offering of shares of common stock.


     o  Price Per Share:                               $10
     o  Number of Shares
        Minimum/Maximum:                               680,000 to 920,000
     o  Conversion Expenses
        Minimum/Maximum:                               $433,400 to $466,600
     o  Net Proceeds to Citizens Bancorp
        Minimum/Maximum:                               $6,366,600 to $8,733,400
     o  Net Proceeds per share to Citizens Bancorp
        Minimum/Maximum:                               $9.36 to $9.49


Please refer to Risk Factors beginning on page 13 of this document.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Trident Securities, Inc. will use its best efforts to help Citizens Bancorp sell at least the minimum number of shares but does not guarantee this number will be sold. All funds received from subscribers will be held in a savings account at Citizens Savings Bank of Frankfort until the completion or termination of the Conversion.

For information on how to subscribe, call the Stock Information Center at (765) 659-5708.


                            TRIDENT SECURITIES, INC.


                         Prospectus dated August 1, 1997

                                TABLE OF CONTENTS


                                                                            Page
Questions and Answers...................................................      3
Prospectus Summary......................................................      5
Selected Consolidated Financial Data of
   Citizens Savings Bank of Frankfort and Subsidiary....................      7
Recent Developments of Citizens Savings Bank of Frankfort...............     10
Risk Factors............................................................     13
Proposed Purchases by Directors and Executive Officers..................     16
Citizens Bancorp........................................................     16
Citizens Savings Bank of Frankfort......................................     16
Market Area.............................................................     17
Use of Proceeds.........................................................     17
Dividends...............................................................     18
Market for the Common Stock.............................................     18
Competition.............................................................     19
Capitalization..........................................................     19
Pro Forma Data..........................................................     21
The Conversion..........................................................     25
Management's Discussion and Analysis of
   Financial Condition and Results of Operations of
   Citizens Savings Bank of Frankfort...................................     36
Business of Citizens....................................................     47
Management of Citizens Bancorp..........................................     63
Management of Citizens Savings Bank of Frankfort........................     63
Executive Compensation and Related Transactions of  Citizens............     64
Regulation..............................................................     69
Taxation................................................................     75
Restrictions on Acquisition of the Holding Company......................     76
Description of Capital Stock............................................     80
Transfer Agent..........................................................     81
Registration Requirements...............................................     81
Legal and Tax Matters...................................................     82
Experts.................................................................     82
Additional Information..................................................     82
Index to Consolidated Financial Statements..............................    F-1
Glossary................................................................    G-1



     This document contains forward-looking statements which involve risks and uncertainties. Citizens Bancorp's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" beginning on page 13 of this Prospectus.

     Please see the Glossary beginning on page G-1 for the meaning of capitalized terms that are used in this Prospectus.

                 QUESTIONS AND ANSWERS ABOUT THE STOCK OFFERING


Q:       What is the purpose of the offering?


A: The offering means that you will have the chance to become a shareholder of our newly formed holding company, Citizens Bancorp, which will allow you to share in our future as an indirect owner of a federal stock savings bank. The stock offering will increase our capital and the amount of funds available to us for lending and investment activities. This will give us greater flexibility to diversify operations and expand into other geographic markets if we choose to do so. As a stock savings association operating through a holding company structure, we will have the ability to plan and develop long-term growth and improve our future access to the capital markets. If our earnings are sufficient in the future, you might also receive dividends and benefit from the long-term appreciation of our stock price.

Q:       How do I purchase the stock?


A: You must complete and return the Stock Order Form to us together with your payment, on or before September 4, 1997.


Q:       How much stock may I purchase?


A: The minimum purchase is 25 shares (or $250). The maximum purchase in the Subscription Offering is 10,000 shares (or $100,000) for each deposit account, subject to an overall maximum of 30,000 shares. The maximum number of shares which may be purchased in the Community Offering by any person is 10,000 shares (subject to an overall limit of 30,000 shares counting the shares purchased in the Subscription Offering). For purposes of these limitations, joint account holders may not collectively exceed the 10,000 and 30,000 share limits. In certain instances, your purchase may be grouped together with purchases by other persons who are associated with you. We may decrease or increase the maximum purchase limitation without notifying you. If the offering is oversubscribed, shares will be allocated based upon a formula.


Q:       What happens if there are not enough shares to fill all orders?

A: You might not receive any or all of the shares you want to purchase. If there is an oversubscription, the stock will be offered on a priority basis to the following persons:


         o Persons who had a deposit account with us on December 31, 1995. (Citizens Bancorp's employee stock ownership plan will have priority over such persons if more than 920,000 shares are sold, to the extent of any shares sold over 920,000 and up to the number of shares subscribed for by such plan.) Any remaining shares will be offered to:


         o The employee stock ownership plan of Citizens Bancorp. Any remaining shares will be offered to:

         o        Persons who had a deposit  account  with us on June 30,  1997.
                  Any remaining shares will be offered to:

         o        Other depositors of ours, as of July 25, 1997.

         If the above persons do not subscribe for all of the shares, the remaining shares will be offered to certain members of the general public with preference given to people who live in Clinton County, Indiana.

Q: What particular factors should I consider when deciding whether or not to buy the stock?


A: Because of the small size of the offering, there likely will not be an active market for the shares, which may make it difficult to resell any shares you may own. Also, before you decide to purchase stock, you should read the Risk Factors section on pages 13-15 of this document.

Q: As a depositor of Citizens Savings Bank of Frankfort, what will happen if I do not purchase any stock?

A: You presently have voting rights while we are in the mutual form; however, once we convert to the stock form you will lose your voting rights unless you purchase stock. Even if you do purchase stock, your voting rights will depend on the amount of stock that you own and not on your deposit account at Citizens. You are not required to purchase stock. Your deposit account, certificate accounts and any loans you may have with us will not be affected by the Conversion.

Q: Who can help answer any other questions I may have about the stock offering?


A: In order to make an informed investment decision, you should read this entire document. This section highlights selected information and may not contain all of the information that is important to you. In addition, you should contact:


                            Stock Information Center
                       Citizens Savings Bank of Frankfort
                                  P.O. Box 635
                            Frankfort, Indiana 46041
                                 (765) 659-5708

                                     SUMMARY

         This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read carefully this entire document, including the consolidated financial statements and the notes to the consolidated financial statements of Citizens Savings Bank of Frankfort. References in this document to "we", "us", "our" and "Citizens" refer to Citizens Savings Bank of Frankfort. In certain instances where appropriate, "us" or "our" refers collectively to Citizens Bancorp and Citizens Savings Bank of Frankfort. References in this document to "the Holding Company" refer to Citizens Bancorp.

The Companies
                                Citizens Bancorp
                                  P.O. Box 635
                            Frankfort, Indiana 46041
                                 (765) 654-8533

         Citizens Bancorp is not an operating company and has not engaged in any significant business to date. It was formed in June, 1997, as an Indiana corporation to be the holding company for Citizens Savings Bank of Frankfort. The holding company structure will provide greater flexibility in terms of operations, expansion and diversification. See page 16.

                       Citizens Savings Bank of Frankfort
                                  P.O. Box 635
                            Frankfort, Indiana 46041
                                 (765) 654-8533


         We are a community- and customer-oriented federal mutual savings bank. We provide financial services to individuals, families and small business. Historically, we have emphasized residential mortgage lending, primarily one- to four-family mortgage loans. We have a subsidiary engaged in real estate development activities. On March 31, 1997, we had total assets of $45.2 million, deposits of $37.3 million, and retained income of $5.6 million. See pages 16 to 17.


The Stock Offering


         Citizens Bancorp is offering for sale between 680,000 and 920,000 shares of its Common Stock at $10 per share. This offering may be increased to 1,058,000 shares without further notice to you if market or financial conditions change prior to the completion of this stock offering or if additional shares of stock are needed to fill the order of our employee stock ownership plan.


Stock Purchases


         Citizens Bancorp will offer shares of its Common Stock to our depositors who held deposit accounts as of certain dates. The shares will be offered first in a Subscription Offering and any remaining shares may be offered in a Community Offering. See pages 27 to 31.


Subscription Rights

         You may not sell or assign your subscription rights. Any transfer of subscription rights is prohibited by law. All persons exercising their subscription rights will be required to certify that they are purchasing shares solely for their own account and that they have no agreement or understanding regarding the sale or transfer of shares.

The Offering Range and Determination of the Price Per Share


         The offering range is based on an independent appraisal of the pro forma market value of the Common Stock by Keller & Company, Inc., an appraisal firm experienced in appraisals of savings associations. Keller & Company, Inc. has estimated that, in its opinion, as of May 22, 1997 the aggregate pro forma market value of the Common Stock ranged between $6.8 million and $9.2 million (with a mid-point of $8 million). The pro forma market value of the shares is our market value after taking into account the sale of shares in this offering.

The appraisal was based in part upon our financial condition and operations and the effect of the additional capital raised by the sale of Common Stock in this offering. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving conversions of mutual savings associations. The independent appraisal will be updated prior to the completion of the Conversion. If the pro forma market value of the Common Stock changes to either below $6.8 million or above $10.58 million, we will notify you and provide you with the opportunity to modify or cancel your order. See pages 34 to 35.



Termination of the Offering


         The Subscription Offering will terminate at 12:00 noon, Frankfort time, on September 4, 1997. The Community Offering, if any, may terminate at any time without notice but no later than October 19, 1997, without approval by the OTS.


Benefits to Management from the Offering


         Our full-time employees will participate in our employee stock ownership plan, which is a form of retirement plan that will purchase shares of Citizens Bancorp's Common Stock. We also intend to implement a management recognition and retention plan and a stock option plan following completion of the Conversion, which will benefit our officers and directors. If we adopt the management recognition and retention plan, our executive officers and directors will be awarded shares of Common Stock without paying cash for the shares. However, the recognition and retention plan and stock option plan may not be adopted until at least six months after the Conversion and are subject to shareholder approval and compliance with OTS regulations. See pages 67 to 69.


Use of the Proceeds Raised from the Sale of Common Stock



         Citizens Bancorp intends to use a portion of the proceeds from the stock offering to make a loan to our employee stock ownership plan to fund its purchase of 8% of the Common Stock issued in the Conversion. Citizens Bancorp will use 50% of the net proceeds of the the Conversion to purchase all of the capital stock to be issued by Citizens Savings Bank of Frankfort. Citizens Bancorp will retain the balance of the proceeds as a possible source of funds for the payment of dividends to shareholders or to repurchase shares of Common Stock in the future and for other general corporate purposes. See pages 17 to 18.



Dividends

         Management of Citizens Bancorp has not yet made a decision regarding the payment of dividends. Citizens Bancorp will consider a policy of paying cash dividends on its Common Stock following the Conversion. See page 18.


Market for the Common Stock

         Citizens Bancorp intends to list the Common Stock over-the-counter through the OTC "Electronic Bulletin Board." Since the size of the offering is relatively small, it is unlikely that an active and liquid trading market for the shares will develop and be maintained. Investors should have a long-term investment intent. If you purchase shares, you may not be able to sell them when you want to at a price that is equal to or more than the price you paid. See pages 18 to 19.


Important Risks in Owning the Holding Company's Common Stock


         Before you decide to purchase stock in the offering, you should read the Risk Factors section on pages 13 to 15 of this document.

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                CITIZENS SAVINGS BANK OF FRANKFORT AND SUBSIDIARY


    The following tables set forth selected consolidated financial data of Citizens Savings Bank of Frankfort and its subsidiary at and for the periods indicated. The information for each of the five fiscal years ended June 30, 1992 through June 30, 1996 is derived from our audited financial statements. The information as of March 31, 1997 and for the nine months ended March 31, 1997 and 1996 is unaudited but, in the opinion of management, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this information. The following information is only a summary and should be read in conjunction with our consolidated financial statements and notes (including consolidated data from operations of our subsidiary) beginning on page F-1.



                                                                                                   AT JUNE 30,
                                                               AT MARCH 31,    -----------------------------------------------------
                                                                  1997          1996       1995        1994       1993        1992
                                                                -------        -------    -------     -------     -------    -------
                                                                                                  (In thousands)

Summary of Selected Consolidated Financial Condition Data:
Total assets.................................................     $45,153      $44,235    $39,727     $38,523     $34,460    $36,758
Loans receivable, net (1)....................................      37,216       34,391     29,275      26,141      23,436     23,191
Cash on hand and in other institutions (2)...................       4,251        3,308      4,310       7,210       6,962      9,632
Investment securities available for sale.....................         159        3,003      2,832       2,677       1,652      2,209
Cash surrender value of life insurance contract..............       1,066        1,035        991         943         885        ---
FHLB advances................................................       2,000        3,000      1,500         ---         ---        ---
Deposits.....................................................      37,255       35,600     33,175      34,037      30,136     32,811
Retained income..............................................       5,564        5,320      4,841       4,435       4,154      3,823
Unrealized loss on investment securities
   available for sale........................................         ---         (51)       (49)        (50)         ---        ---


(1) Net of allowance for loan losses, deferred fees and escrow.
(2) Includes certificates of deposit in other financial institutions.

                                                                   NINE MONTHS
                                                                 ENDED MARCH 31,                YEAR ENDED JUNE 30,
                                                               ------------------    -----------------------------------------------
                                                                1997       1996      1996      1995      1994       1993       1992
                                                               -------    -------   -------   -------   -------    -------   -------
                                                                                                   (In thousands)
Summary of Selected Consolidated Operating Data:
Total interest income ......................................   $ 2,620    $ 2,365   $ 3,186   $ 2,742   $ 2,424    $ 2,563   $ 2,973
Total interest expense .....................................     1,362      1,231     1,653     1,370     1,273      1,423     1,921
                                                               -------    -------   -------   -------   -------    -------   -------
   Net interest income .....................................     1,258      1,134     1,533     1,372     1,151      1,140     1,052
Provision for loan losses ..................................        32         63        80        32        12         19        12
                                                               -------    -------   -------   -------   -------    -------   -------
   Net interest income after
     provision for loan losses .............................     1,226      1,071     1,453     1,340     1,139      1,121     1,040
Other income:
   Fees and service charges ................................       105        114       152       151       120         97        92
   Other ...................................................        (1)        69        94        70        77        139        42
                                                               -------    -------   -------   -------   -------    -------   -------
     Total other income ....................................       104        183       246       221       197        236       134
Other expense:
   Salaries and employee benefits ..........................       352        305       415       387       331        319       252
   Occupancy expense .......................................        84         82       118       109       105        102       108
   Data processing expense .................................        80         75       101       105        98         94        85
   Federal insurance premiums ..............................       253         57        77        75        71         66        76
   Other ...................................................       192        187       256       248       258        237       232
                                                               -------    -------   -------   -------   -------    -------   -------
   Total  other expense ....................................       961        706       967       924       863        818       753
                                                               -------    -------   -------   -------   -------    -------   -------
Income before income taxes .................................       369        548       732       637       473        539       421
Income taxes ...............................................       125        192       253       231       166        207       158
                                                               -------    -------   -------   -------   -------    -------   -------
Income before cumulative effect of
   change in accounting principle ..........................       244        356       479       406       307        332       263
Cumulative effect of change in
   accounting for income taxes .............................        --         --        --        --       (26)        --        --
   Net income ..............................................   $   244    $   356   $   479   $   406   $   281    $   332   $   263
                                                               =======    =======   =======   =======   =======    =======   =======



                                                        NINE MONTHS
                                                       ENDED MARCH 31,                      YEAR ENDED JUNE 30,
                                                       1997      1996          1996      1995        1994         1993        1992
                                                      ------    ------        ------    ------      ------       ------      ------
Supplemental Data:
Interest rate spread during period...............       3.71%     3.76%         3.75%     3.69%       3.14%        3.29%       2.62%
Net yield on interest-earning assets (1) (2).....       3.99      3.99          3.99      3.92        3.38         3.56        3.00
Return on assets (2) (3).........................        .72      1.15          1.15      1.07         .77          .94         .72
Return on equity (2) (4).........................       6.05      9.56          9.52      8.89        6.58         8.30        7.15
Equity to assets (5).............................      12.32     12.09         11.91     12.06       11.38        12.05       10.40
Average interest-earning assets to average
   interest-bearing liabilities..................     106.22    105.37        105.61    105.84      106.54       106.20      106.84
Non-performing assets to total assets (5)........        .45       .53           .50       .35         .61         1.02        1.27
Allowance for loan losses to total loans
   outstanding (5)...............................        .46       .37           .40       .16         .19          .16         .12
Allowance for loan losses to
   non-performing loans (5)......................      84.12     53.41         62.51     33.19       20.89        10.92        5.79
Net (charge-offs) recoveries to average
   total loans outstanding ......................       .004       .04           .04      (.12)       (.004)       (.03)       (.05)
Other expenses to  average assets (2)(6).........       2.82      2.28          2.32      2.44        2.38         2.33        2.06
Number of full service offices (5)...............       1         1             1         1           1            1           1


(1)  Net interest income divided by average interest-earning assets.

(2) Information for nine months ended March 31, 1997 and 1996, has been annualized. Interim results are not necessarily indicative of the results of operations for an entire year.

(3)  Net income divided by average total assets.

(4)  Net income divided by average total equity.

(5)  At end of period.

(6)  Other expenses divided by average total assets.

            RECENT DEVELOPMENTS OF CITIZENS SAVINGS BANK OF FRANKFORT

         The following table sets forth selected consolidated financial condition data for Citizens Savings Bank of Frankfort at June 30, 1997 and June 30, 1996, and selected consolidated operating data for the three months and twelve months ended June 30, 1997 and 1996. Information at June 30, 1997 and for the three and twelve months ended June 30, 1997 is unaudited but, in the opinion of management, includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this information. The information set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by our financial statements and related notes beginning on page F-1.


                                                     AT JUNE 30,     AT JUNE 30,
Selected Consolidated Financial Condition Data:          1997           1996
                                                            (In thousands)
Total amount of:
   Total assets....................................    $46,353         $44,235
   Loans receivable, net...........................     38,435          34,391
   Cash on hand and in other institutions..........      4,125           3,308
   Investment securities available for sale........        161           3,003
   Cash surrender value of life insurance contract.      1,076           1,035
   FHLB advances...................................      4,000           3,000
   Deposits........................................     36,355          35,600
   Unrealized gain (loss) on investment securities
     available for sale............................        ---             (51)
   Retained income.................................      5,691           5,320




                                                THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                                     JUNE 30,                           JUNE 30,
                                                ------------------               -------------------
Selected Consolidated Operating Data:          1997             1996            1997              1996
                                                                     (In thousands)
Total interest income......................   $889              $821           $3,509            $3,186
Total interest expense.....................    452               422            1,814             1,653
Net interest income........................    437               399            1,695             1,533
Provision for loan losses..................     51                17               83                80
Net interest income after provision
   for loan losses.........................    386               382            1,612             1,453
Other income...............................     55                63              159               246
Other expense..............................    256               261            1,217               967
Income before income taxes.................    185               184              554               732
Income taxes...............................     58                61              183               253
Net income.................................   $127              $123           $  371           $   479


                                                                     At or for the                       At or for the
                                                                   Three Months Ended                 Twelve Months Ended
                                                                        June 30,                           June 30,
                                                                   1997           1996               1997             1996
Supplemental Data:
Interest rate spread (average during period) (1)...............    3.84%          3.73%              3.75%            3.75%
Net yield on interest-earning assets (1)(2)....................    4.13           3.99               4.02             3.99
Return on assets (ratio of net income to
   average total assets) (1)...................................    1.11           1.13                .82             1.15
Return on equity (ratio of net income to
   average total equity) (1)...................................    9.00           9.40               6.81             9.52
Equity-to-assets, at end of period.............................   12.28          11.91              12.28            11.91
Average interest-earning assets to average
   interest-bearing liabilities (1)............................  106.71         106.24             106.31           105.61
Non-performing assets to total assets, at end of period (3)....     .74            .50                .74              .50
Allowance for loan losses to total loans outstanding...........     .55            .40                .55              .40
Net (charge-offs) recoveries to average total loans outstanding    (.03)           ---               (.03)             .04
Ratio of other expenses to average assets (1)..................    2.24           2.42               2.67             2.32


(1)      Ratios are annualized.
(2)      Net interest income divided by average interest-earning assets.
(3) Non-performing assets consist of non-accruing loans, accruing loans 90 days or more past due, restructured loans and real estate owned.

Financial Condition at June 30, 1997 Compared to Financial Condition at June 30, 1996

         Our total consolidated assets increased by $2.2 million, or 4.8%, to $46.4 million at June 30, 1997 from $44.2 million at June 30, 1996. Net loans receivable increased $4.0 million, or 11.8%, while investment securities decreased $2.8 million and FHLB advances increased $1.0 million. We funded the increased loans primarily with the increase in our interest-bearing deposits of $755,000, the sale of our investment securities and with the additional FHLB advance. Capital increased $371,000, or 7.0%, to $5.7 million in 1997 from $5.3 million in 1996.

Results of Operations for the Three Months Ended June 30, 1997 and 1996

         Net Income. Net income increased $4,000, or 3.3%, to $127,000 for the three-month period ended June 30, 1997 from $123,000 for the same period in 1996. The relatively small increase in net income was impacted by the $34,000 increase in our provision for loan losses during this period.


         Net Interest Income. Net interest income increased $38,000, or 9.5%, to $437,000 for the three-month period ended June 30, 1997, from $399,000 for the comparable period in 1996. This increase was due primarily to an increase of $4.0 million in net loans receivable to $38.4 million for the year ended June 30, 1997 as a result of a significant increase in real estate mortgage loan demand. Also, our interest rate spread increased to 3.8% for 1997 as compared to 3.7% for the same period in 1996.

         Provisions for Loan Losses. Our provisions for loan losses for the three months ended June 30, 1997 and for the comparable period in 1996 were $51,000 and $17,000, respectively, an increase of $34,000. We had chargeoffs of $12,000 in consumer loans during the three months ended June 30, 1997 and did not have any chargeoffs in the comparable period in 1996. We increased our loan loss provisions primarily in recognition of the increase in consumer loan losses occurring in the nation, regionally and locally as well as to give consideration to individually large multi-family and non-residential real estate loans and the inherent risk associated with these types of loans.


         Other Income. Our other income decreased approximately $8,000, or 12.7%, for the three-month period ended June 30, 1997 as compared to the comparable period in 1996. This decrease was due primarily to the decrease in the net profit of our wholly-owned subsidiary, Citizens Loan and Service Corporation ("CLSC"), and to decreases in our fee income during this period.

         Other Expense. Our non-interest expense decreased $5,000, or 1.9%, to $256,000 in 1997 from $261,000 in 1996. This decrease was due largely to the reduction in our FDIC insurance premium beginning in January, 1997.

         Income Tax Expense. Our income tax expense decreased $3,000, or 4.9%, from $61,000 in 1996 to $58,000 in 1997.

Comparison of Operating Results for Fiscal Years Ended June 30, 1997 and 1996

         Net Income.  Net income  decreased  $108,000,  or 22.5%, to $371,000 in
1997 from $479,000 for 1996. This decrease primarily resulted from our recognition of the one-time, non-recurring SAIF special assessment in the amount of $211,000, ($127,000 net of tax) and the sale of an investment at a loss of approximately $60,000. We chose to sell the investment in order to use the proceeds to pay down FHLB advances and to increase overall liquidity. These expenses were offset by an increase of $162,000 in our net interest income to $1.7 million for 1997 from $1.5 million for 1996. Excluding the SAIF assessment and the loss on the sale of investments, net income would have increased $55,000, or 11.5%, to $534,000 for the twelve months ending June 30, 1997 from $479,000 in 1996.

         Net Interest Income. Our net interest income increased $162,000, or 10.6%, to $1.7 million in 1997 from $1.5 million in 1996. This increase primarily resulted from the growth in net loans receivable of $4.0 million, or 11.6%, to $38.4 million in 1997 from $34.4 million in 1996.


         Provisions for Loan Losses. Our provisions for loan losses for 1997 and 1996 were $83,000 and $80,000, respectively. We increased our provision for 1997 to recognize the increase in consumer loan losses being experienced by financial institutions nationally, regionally and locally as well as the risks associated with individually large multi-family and nonresidential real estate loans. We had no chargeoffs in fiscal year 1996 and we experienced $12,000 in recoveries. We had chargeoffs of $12,000 in fiscal year 1997. Our allowance for loan loss as of June 30, 1997 was $212,000.


         Other Income. Our other income decreased approximately $87,000, or 35.4%, in 1997 as compared to 1996. This decrease resulted from the sale of an investment security at a loss of approximately $60,000, a decrease in fees and service charges and decreases in other miscellaneous income.

         Other Expense. Our other expenses increased $250,000 or 25.9% to $1.2 million in 1997 from $967,000 in 1996. The increase was primarily attributable to an increase of $47,000 in salaries and benefits, an increase of $196,000 in SAIF insurance premiums and a $9,000 increase in occupancy expense relating to the installation of new computers, a "Loan Doc Prep" software package and a Local Area Network (LAN).

         Income Tax Expense. Our income tax expense decreased $70,000, or 27.7%, to $183,000 at June 30, 1997 from $253,000 at June 30, 1996. The decrease resulted primarily from our reduced profits in 1997 caused by our recognition of the one-time, non-recurring SAIF special assessment in the amount of $211,000 ($127,000 net of tax) and our sale of an investment at a loss of approximately $60,000.

                                  RISK FACTORS

         In addition to the other information in this document, you should consider carefully the following risk factors in evaluating an investment in the Common Stock.

Lack of Active Market for Common Stock

         Due to the small size of the offering, it is highly unlikely that an active trading market will develop and be maintained. If an active market does not develop, you may not be able to sell your shares promptly or perhaps at all, or sell your shares at a price equal to or above the price you paid for the shares. The Common Stock may not be appropriate as a short-term investment. See "Market for the Common Stock."

Decreased Return on Average Equity and Increased Expenses Immediately After Conversion

         Return on average equity (net income divided by average equity) is a ratio commonly used to compare the performance of a savings association to its peers. For the nine-month periods ended March 31, 1997, and 1996, our returns on average equity (on an annualized basis) were 6.05% and 9.56%, respectively. A lower return on equity could reduce the trading price of our shares. As a result of the Conversion, our equity will increase substantially. Our expenses also will increase because of the costs associated with our employee stock ownership plan ("ESOP"), management recognition and retention plan ("RRP"), and the costs of being a public company. Because of the increases in our equity and expenses, our return on equity is likely to decrease as compared to our performance in previous years. Initially, Citizens intends to use a portion of the proceeds of this offering to repay some or all of its short-term obligations owed to the Federal Home Loan Bank of Indianapolis ("FHLB of Indianapolis"). Citizens may also use some of the proceeds to purchase loan participations and mortgage-backed securities on the secondary market and, on an interim basis, to invest in U.S. government securities and federal agency securities which generally have lower yields than residential mortgage loans. See "Use of Proceeds."

Potential Impact of Changes in Interest Rates and the Current Interest Rate Environment

         Our ability to make a profit, like that of most financial institutions, substantially depends upon our net interest income, which is the difference between the interest income we earn on our interest-earning assets (such as mortgage loans) and the interest expense we pay on our interest-bearing liabilities (such as deposits). Approximately 70 percent of our mortgage loans have rates of interest which are fixed for the term of the loan ("fixed rate") and are originated with terms of 15 or 20 years, while deposit accounts have significantly shorter terms to maturity. Because our interest-earning assets generally have fixed rates of interest and have longer effective maturities than our interest-bearing liabilities, the yield on our interest earning assets generally will adjust more slowly to changes in interest rates than the cost of our interest-bearing liabilities. As a result, our net interest income will be adversely affected by material and prolonged increases in interest rates. In addition, rising interest rates may adversely affect our earnings because there might be a lack of customer demand for loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Citizens Savings Bank of Frankfort -- Asset/Liability Management."

         Changes in interest rates also can affect the average life of loans and mortgage-backed securities. Historically lower interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities, as borrowers refinanced their mortgages in order to reduce their borrowing cost. Under these circumstances, we are subject to reinvestment risk to the extent that we are not able to reinvest such prepayments at rates which are comparable to the rates on the prepaid loans or securities.

Nonresidential Real Estate and Multi-Family Lending

         As of March 31, 1997, we had nonresidential real estate and multi-family loans of $846,000 and $1.6 million, respectively, or 2.3% and 4.2%, respectively, of our total loan portfolio as of that date. Although nonresidential real estate and multi-family loans provide higher interest rates and shorter terms, these loans have higher credit risks than one- to four-family residential loans. Nonresidential real estate and multi-family loans often involve large loan balances to single borrowers or groups of related borrowers. In addition, payment experience on loans secured by such properties is typically dependent on the successful operation of the properties and thus may be subject to a greater extent to adverse conditions in the real estate market or in the general economy. Accordingly, the nature of the loans makes them more difficult for management to monitor and evaluate. Although none of our nonresidential real estate and multi-family loans was non-performing as of March 31, 1997, if borrowers under these types of loans develop problems, we may be required to increase by a significant amount our allowance for loan losses because of the relatively large size of these loans. This, in turn, may result in significant reductions in our net income. See "Business of Citizens--Lending Activities."

Dependence on President and Possible New Management

         Our successful operations depend to a considerable degree on our President, Fred W. Carter, who is 65 years of age. We have entered into a three-year employment agreement with Mr. Carter. The employment agreement requires certain payments to Mr. Carter if he is terminated by us or by an entity that acquires us without "just cause," or if Mr. Carter terminates the employment agreement "for cause." The loss of Mr. Carter's services could adversely affect us. While the board of directors is seeking to attract and retain additional management either as a successor or supplement to Mr. Carter, there is no assurance that such individuals will be attracted or retained. If such individuals are retained, their participation in our management could result in changes to our operating strategy which could affect our profitability. See "Management of Citizens Savings Bank of Frankfort" and "Executive Compensation and Related Transactions of Citizens-- Employment Contract."

Potential Impact of Future Changes in or the Discontinuance of the Business of Citizens' Subsidiary

         Our service corporation subsidiary, CLSC, has historically engaged in purchasing and subdividing large tracts of land and selling the subdivided tracts. We utilize the sale of CLSC's properties to provide an additional source of income. During the fiscal years ended June 30, 1996, 1995 and 1994, we realized net income (loss) of $24,000, $2,000, and $(163), respectively, from the operations of CLSC. During the nine months ended March 31, 1997, net income from the operations of CLSC was $6,000. Also at March 31, 1997, we had an investment in CLSC of $465,000 and loans outstanding to CLSC of $575,000. Although savings associations are presently permitted under federal law to invest in service corporations that engage in real estate development, future legislation may require us either to convert to a state or national commercial bank charter or to divest of our investments in subsidiaries with real estate holdings. In either case, we may be required to divest of our investment in CLSC, possibly on terms which could result in a loss to us, and a future reduction in our earnings. See "Regulation." In addition, our earnings are affected by the activities of CLSC, which are in turn affected by underlying economic factors such as interest rates, levels of unemployment and the general health of the local and national economy. See "Business of Citizens--Service Corporation Subsidiary."

Intent to Remain Independent

         We  have  operated  as  an  independent   community   oriented  savings
association since 1916. It is our intention to continue to operate as an independent community oriented savings association following the Conversion. Accordingly, you are urged not to subscribe for shares of our Common Stock if you are anticipating a quick sale by us. See "Business of Citizens."

Anti-Takeover Provisions and Statutory Provisions That Could Discourage Hostile Acquisitions of Control


         Provisions in the Holding Company's articles of incorporation, the corporation law of the state of Indiana, and certain federal regulations may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt which we oppose. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current board of directors or management of the Holding Company, or the appointment of new directors to the Board, more difficult. For example, the Holding Company's Bylaws provide that directors must be residents of Clinton County, Indiana, must have maintained a deposit or loan relationship with us for at least 12 months and, with respect to a non-employee director, must have served as a member of a civic or community organization in Clinton County for at least 12 months in the five-year period prior to being nominated to the Board. Further restrictions include: restrictions on the acquisition of the Holding Company's equity securities and limitations on voting rights; the classification of the terms of the members of the board of directors; certain provisions relating to meetings of shareholders; denial of cumulative voting by shareholders in the election of directors; the issuance of preferred stock and additional shares of Common Stock without shareholder approval; and super majority provisions for the approval of certain business combinations. These provisions may reduce the trading price of our stock. See "Restrictions on Acquisition of the Holding Company."


Possible Voting Control by Directors and Officers


         Our directors and executive officers intend to subscribe for 170,000 shares of Common Stock which, at the midpoint of the Estimated Valuation Range, would constitute 21.25% of the outstanding shares. When aggregated with the shares of Common Stock our executive officers and directors expect to acquire through the Stock Option Plan and RRP, our executive officers and directors would own approximately 256,800 shares of Common Stock, or 29.8% of the outstanding shares at the midpoint of the Estimated Valuation Range. This ownership of Common Stock by our management could make it difficult to obtain majority support for shareholder proposals which are opposed by management. In addition, our management would be able to block the approval of transactions or actions (i.e., business combinations and amendment to our articles of incorporation and bylaws) requiring the approval of 80% of the shareholders under the Holding Company's articles of incorporation. See "Proposed Purchases by Directors and Executive Officers," "Executive Compensation and Related Transactions of Citizens," "Description of Capital Stock," and "Restrictions on Acquisition of the Holding Company."


Possible Dilutive Effect of RRP and Stock Options

         If the Conversion is completed and shareholders approve the RRP and Stock Option Plan, we intend to issue shares to our officers and directors through these plans. If the shares for the RRP are issued from our authorized but unissued stock, your ownership percentage could be diluted by up to approximately 3.9%. If the shares for the Stock Option Plan are issued from our authorized by unissued stock, your ownership percentage could be diluted by up to approximately 3.3% at the midpoint of the Estimated Valuation Range. In either case, the trading price of our Common Stock may be reduced. See "Pro Forma Data" and "Executive Compensation and Related Transactions of Citizens."

Financial Institution Regulation and Future of the Thrift Industry

         We are subject to extensive regulation, supervision, and examination by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). A bill has been introduced in the Congress that would consolidate the OTS with the Office of the Comptroller of the Currency. If this statute is approved we could be forced to become a state or national commercial bank, and become subject to regulation by a different government agency. If we become a commercial bank, our investment authority and the ability of the Holding Company to engage in diversified activities, including the real estate development activities of CLSC, may be limited or prohibited, which could affect our profitability. It is impossible at this time to predict the impact of any such legislation on our operations. See "Regulation."

Restrictions on Repurchase of Shares

         During the first year following the Conversion, the Holding Company may not generally repurchase its shares except in unusual circumstances as permitted by the OTS. During each of the second and third years following the Conversion, the Holding Company may repurchase up to 5% of its outstanding shares. During those periods, if we decide that repurchases above those limits would be a good use of funds, we would not be able to do so, without obtaining OTS approval. There is no assurance that OTS approval would be given. See "The Conversion -- Restrictions on Repurchase of Stock by the Holding Company."

Competition

         We experience strong competition in our local market area in both originating loans and attracting deposits, primarily from commercial banks, thrifts and credit unions. Such competition may limit our growth in the future. See "Competition."

Geographic Concentration of Loans

         Nearly all of our real estate mortgage loans are secured by properties located in Indiana, mostly in Clinton County. A weakening in the local real estate market or in the local or national economy, or a reduction in the workforce at the manufacturing facilities in the area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing the loans, which could reduce our earnings.

Risk of Delayed Offering

         Although we expect to complete the Conversion within the time periods indicated in this Prospectus, it is possible that adverse market, economic or other factors could significantly delay the completion of the Conversion, which could significantly increase our Conversion costs. In this case, however, you would have the right to modify or rescind your subscription and to have your subscription funds returned to you promptly, with interest. See "The Conversion."

Income Tax Consequences of Subscription Rights

         If the Internal Revenue Service were to determine that the subscription rights offered to you in connection with the Conversion have an ascertainable value, your exercise of your subscription rights could result in the recognition of taxable income. In the opinion of Keller & Company, Inc. ("Keller"), however, the subscription rights do not have an ascertainable fair market value. See "The Conversion -- Principal Effects of Conversion - Tax Effects."

             PROPOSED PURCHASES BY DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the approximate purchases of Common Stock by each director and executive officer and their Associates in the Conversion. All shares will be purchased for investment purposes and not for purposes of resale. The table assumes that 800,000 shares (the midpoint of the Estimated Value Range) of the Common Stock will be sold at $10.00 per share and that sufficient shares will be available to satisfy subscriptions.

                                                                       Aggregate                 Total
                                                                       Price of             Shares Proposed
                                                                       Intended            to be Subscribed             Percent
Name                       Position                                    Purchases                For (1)                of Shares

Robert F. Ayres            Director                                  $    50,000                 5,000                      .625%
Fred W. Carter             Director, President and                       200,000                20,000                     2.5
                           Chief Executive Officer
Perry W. Lewis             Director                                      200,000                20,000                     2.5
John J. Miller             Director                                      300,000                30,000                     3.75
Billy J. Wray              Director                                      200,000                20,000                     2.5
Ralph C. Hinshaw           Advisory Director                             200,000                20,000                     2.5
Rawl V. Ransom             Advisory Director                             100,000                10,000                     1.25
All Other Executive                                                      450,000                45,000                     5.625
   Officers                                                           ----------               -------                    ------
All Directors and                                                     $1,700,000               170,000                    21.25%
      Executive Officers                                              ==========               =======                    ======
      as a group (10 persons)(2)


(1) Does not include shares subject to stock options which may be granted under the Stock Option Plan, or shares which may be awarded under the RRP.


(2) Assuming that all shares awarded under the RRP are purchased on the open market and upon (i) the full vesting of the restricted stock awards to directors and executive officers contemplated under the RRP and (ii) the exercise in full of all options expected to be granted to directors and executive officers under the Stock Option Plan, all directors and executive officers as a group would beneficially own 243,780 shares (33.3%), 256,800 shares (29.8%), 269,820 shares (27.2%), and 284,793 shares (25.0%) upon sales at the minimum, midpoint, maximum, and 15% above the maximum of the Estimated Valuation Range, respectively. See "Executive Compensation and Related Transactions of Citizens -- RRP," "-- Stock Option Plan."

                                CITIZENS BANCORP

         The Holding Company was formed in June, 1997 as an Indiana corporation to be the holding company for Citizens. The Holding Company has not engaged in any significant business to date and, for that reason, its financial statements are not included herein. The Holding Company has received approval from the OTS to become a savings and loan holding company through the acquisition of all of the capital stock of Citizens to be issued upon completion of the Conversion.


         The Holding Company will initially receive 50% of the net Conversion proceeds. The holding company structure will provide the Holding Company with greater flexibility than Citizens to diversify its business activites, either through newly-formed subsidiaries or through acquisitions. The Holding Company has no present plans regarding diversification, acquisitions or expansion, however. The Holding Company initially will not conduct any active business and does not intend to employ any persons other than its officers, although it may utilize our support staff from time to time.


         The office of the Holding Company is located at 60 South Main Street, P.O. Box 635, Frankfort, Indiana, 46041. The telephone number is (765) 654-8533.

                       CITIZENS SAVINGS BANK OF FRANKFORT

         We were  originally  organized as a  state-chartered  building and loan
association   in  1916  and  have  operated   since  then  as  an   independent,
community-oriented savings association. In 1997, we converted to a federal charter, retaining our name "Citizens Savings Bank of Frankfort." We currently conduct our business from a full-service office located in Frankfort, which is located in Clinton County, Indiana. We believe that we have developed a solid reputation among our loyal customer base because of our commitment to personal service and our strong support of the local community. We offer a variety of lending, deposit and other financial services to our retail and commercial customers.

         We attract deposits from the general public and originate mortgage loans, most of which are secured by one- to four-family residential real property in Clinton County. We also offer multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, and installment loans. We derive most of our funds for lending from deposits of our customers, which consists primarily of certificates of deposit, demand accounts and savings accounts.

         We have maintained a relatively strong capital position by focusing on residential real estate mortgage lending in Clinton County, Indiana. At March 31, 1997, we had total assets of $45.2 million, deposits of $37.3 million and retained income of $5.6 million, or 12.3% of assets. For the fiscal year ended June 30, 1996, we had net income of $479,000, a return on assets of 1.2% and a return on equity of 9.5%. We have historically experienced very few asset quality problems in our total loan portfolio, and at March 31, 1997, our ratio of non-performing assets to total assets was .45%. During the fiscal year ended June 30, 1996, we recovered $12,000 of loans previously charged off and did not charge off any additional loans.

                                   MARKET AREA

     Our primary market area is Clinton County, Indiana. Frankfort, the county seat of Clinton County, is located in central Indiana, approximately 48 miles northwest of Indianapolis and 23 miles southeast of Lafayette, Indiana. According to the U.S. Bureau of Census, the city of Frankfort had a population of 14,754, and Clinton County had a population of 30,974, at the time of the 1990 census.

         According to the Indiana Department of Workforce Development, the total work force in Clinton County was 15,470 as of January, 1997. As of the same date, 14,960 persons were employed, resulting in an unemployment rate for Clinton County of approximately 3.3%. As of the same date, the unemployment rate for Indiana was 3.4%, and the nationwide unemployment rate was 5.0%. According to the Bureau of the Census-County Business Patterns, approximately 31.1% of the jobs in Citizens' market area were in the manufacturing sector, approximately 27.5% of the jobs were in the services industry and approximately 18.5% were in the wholesale/retail sector. Other significant employer groups in Citizens' market area include agriculture/mining and construction, each with approximately 7% of the work force.

         Clinton County's largest employers are Mallory Controls and Federal Mogul, each with approximately700 employees, and Frito-Lay, which employs approximately 1,300 persons in two plants.

     According to the Data Users Center and the CACI Sourcebook, average per capita income for residents of Clinton County totaled $14,535 for 1996, compared to $16,738 for the United States and $15,275 for Indiana. The 1996 average per capita income for Clinton County residents, however, increased nearly 23% from the average per capita income of $11,849 for 1990. Median household income for residents of Clinton County totaled $32,305 for 1996, compared to $26,148 for 1990. Median household income for the United States and Indiana totaled $34,530 and $32,816, respectively, for 1996.

     According to the United States Department of Commerce and the CACI Sourcebook, median housing values for Clinton County and Frankfort in 1990 were $40,700 and $36,100, respectively. This compares to the national and state medians of $79,100 and $53,500, respectively.

                                 USE OF PROCEEDS

         The Holding Company will retain 50% of the net proceeds from the offering and will use the balance of the proceeds to purchase all of the capital stock issued by Citizens in connection with the Conversion. A portion of the net proceeds to be retained by the Holding Company will be loaned to our employee stock plan to fund its purchase of 8% of the shares of the Holding Company sold in the Conversion. On a short-term basis, the balance of the net proceeds retained by the Holding Company initially may be invested in short-term investments. The Holding Company may also use the proceeds as a source of funds for the payment of dividends to shareholders or for the repurchase of shares of Common Stock. The Holding Company will not take any action in furtherance of an extraordinary capital distribution during the year following the Conversion.


         Citizens intends to use a portion of the net proceeds that it receives from the Holding Company to make adjustable- and fixed-rate mortgage loans, nonresidential real estate loans and consumer loans to the extent there is demand for such loans and subject to market conditions. Citizens may also use a portion of the net proceeds to fund the purchase of 4% of the shares for the RRP which we anticipate will be adopted by our Board following the Conversion, subject to shareholder approval, and to repay some or all of its borrowings from the FHLB of Indianapolis. We anticipate that the balance of the proceeds will be used to purchase loan participations and possibly mortgage-backed securities in the secondary market. On an interim basis, we may use some of the net proceeds to invest in U.S. government securities and other federal agency securities. See "Business of Citizens -- Investments."

         The following table shows estimated gross and net proceeds based upon shares of Common Stock being sold in the Conversion at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range.

                                                                                                              15% Above
                                              Minimum,              Midpoint,            Maximum,              Maximum,
                                               680,000               800,000              920,000              1,058,000
                                               Shares                Shares               Shares                Shares
                                            Sold at Price         Sold at Price        Sold at Price         Sold at Price
                                              of $10.00             of $10.00            of $10.00           of $10.00(2)
                                              ---------------------------------------------------------------------------
                                                                           (In thousands)
Gross Proceeds..........................       $6,800                $8,000                $9,200               $10,580
Less:
   Estimated Underwriting Commissions
   and Other Expenses(1) (2)............          433                   450                   467                   486
                                               ------                ------                ------               -------
Estimated net Conversion
   proceeds(1)..........................       $6,367                $7,550                $8,733               $10,094
                                               ======                ======                ======               =======

(1) In calculating estimated net Conversion proceeds, it has been assumed that no sales will be made through selected dealers, that all shares are sold in the Subscription Offering, that executive officers and directors of Citizens and their Associates purchase 170,000 shares of Common Stock in the Conversion, and that the ESOP acquires 8% of the shares of Common Stock issued in the Conversion.

(2) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Subscription Offering and the Community Offering, if any.

     The actual net proceeds may differ from the estimated net proceeds calculated above for various reasons, including variances in the actual amount of legal and accounting expenses incurred in connection with the Conversion, commissions paid for sales made through other dealers, and the actual number of shares of Common Stock sold in the Conversion. Any variance in the actual net proceeds from the estimates provided in the table above is not expected to be material.

                                    DIVIDENDS

         Although no decision has been made yet regarding the payment of dividends, the Holding Company may consider a policy of paying cash dividends on the Common Stock following the Conversion. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Holding Company's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, capital levels, regulatory restrictions on dividend payments by us to the Holding Company, general business practices and other factors. See "Regulation -- Savings Association Regulatory Capital" and "-- Dividend Limitations."

         The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from us. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of Common Stock.

         In addition to the foregoing, the portion of our earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by us to pay cash dividends to the Holding Company without the payment of federal income taxes by us at the then current income tax rate on the amount deemed distributed, which would include the amount of any federal income taxes attributable to the distribution. See "Taxation -- Federal Taxation" and Note 9 to the Consolidated Financial Statements. The Holding Company does not contemplate any distribution by us that would result in a recapture of our bad debt reserve or otherwise create federal tax liabilities.

                           MARKET FOR THE COMMON STOCK

         The Holding Company has never issued Common Stock to the public. Consequently, there is no established market for the Common Stock. The Holding Company intends to list the Common Stock over-the-counter through the OTC

"Electronic Bulletin Board," and the Holding Company intends to request that Trident Securities Inc. ("Trident Securities") undertake to match offers to buy and offers to sell the Common Stock. Trident Securities has no obligation to match offers to buy and offers to sell and may cease doing so at any time. There can be no assurance that timely or accurate quotations will be available on the OTC "Electronic Bulletin Board." In addition, the existence of a public trading market will depend upon the presence in the market of both willing buyers and willing sellers at any given time. The presence of a sufficient number of buyers and sellers at any given time is a factor over which neither the Holding Company nor any broker or dealer has control. Due to the relatively small number of shares of Common Stock being offered in the Conversion and the concentration of ownership, it is unlikely that an active or liquid trading market for the Common Stock will be developed and be maintained. Further, the absence of an active and liquid trading market may make it difficult to sell the Common Stock and may have an adverse effect on the price of the Common Stock. Purchasers should consider the potentially illiquid and long-term nature of their investment in the shares offered hereby.


         The aggregate price of the Common Stock is based upon an independent appraisal of the pro forma market value of the Common Stock. However, there can be no assurance that an investor will be able to sell the Common Stock purchased in the Conversion at or above the Purchase Price.

                                   COMPETITION

         We originate most of our loans to and accept most of our deposits from residents of Clinton County, Indiana. We are subject to competition from various financial institutions, including state and national banks, state and federal savings associations, credit unions, and certain nonbanking consumer lenders that provide similar services in Clinton County with significantly larger resources than are available to us. In total, there are five other financial institutions located in Clinton County. We also compete with money market funds with respect to deposit accounts and with insurance companies with respect to individual retirement accounts.

         The primary factors influencing competition for deposits are interest rates, service and convenience of office locations. We compete for loan originations primarily through the efficiency and quality of the services that we provide borrowers and through interest rates and loan fees charged. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels, and other factors that we cannot readily predict.

                                 CAPITALIZATION

         The following table presents our historical capitalization at March 31, 1997, and the pro forma consolidated capitalization of the Holding Company as of that date, giving effect to the sale of Common Stock offered by this Prospectus based on the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, and subject to the other assumptions set forth below. The pro forma data set forth below may change significantly at the time the Holding Company completes the Conversion due to, among other factors, a change in the Estimated Valuation Range or a change in the current estimated expenses of the Conversion. If the Estimated Valuation Range changes so that between 680,000 and 1,058,000 shares are not sold in the Conversion, subscriptions will be returned to subscribers who do not affirmatively elect to continue their subscriptions during the offering at the revised Estimated Valuation Range.

                                                                                     Pro Forma Holding Company
                                                                                  Capitalization Based on Sale of
                                                                    680,000          800,000           920,000         1,058,000
                                                                    Shares           Shares            Shares           Shares
                                                                    Sold at          Sold at           Sold at          Sold at
                                                 Citizens          Price of         Price of          Price of         Price of
                                                Historical          $10.00           $10.00            $10.00         $10.00 (6)
                                                ----------          ------           ------            ------         ----------
                                                                                  (In thousands)
Deposits (1).....................................   $37,255          $37,255          $37,255           $37,255          $37,255
Federal Home Loan Bank advances..................  $  2,000      $       ---      $       ---       $       ---      $       ---
Capital and retained earnings:
  Preferred stock, without par
   value, 2,000,000 shares
   authorized, none issued.......................  $    ---      $       ---      $        ---       $       ---      $       ---
  Common Stock, without par
   value, 5,000,000 shares
   authorized; indicated number
   of shares assumed outstanding (2) ............       ---            6,367            7,550             8,733           10,094
  Additional paid in capital.....................       ---              ---              ---               ---              ---
  Retained earnings and net unrealized losses
   on securities available for sale  (3).........     5,564            5,564            5,564             5,564            5,564
Common Stock acquired by ESOP(4) ................       ---             (544)            (640)             (736)            (846)
  Common Stock acquired by the RRP (5)...........       ---             (272)            (320)             (368)            (423)
                                                   --------          -------          -------           -------          -------
Total capital and retained earnings..............  $  5,564          $11,115          $12,154           $13,193          $14,388
                                                   ========          =======          =======           =======          =======


(1) Excludes accrued interest. Withdrawals from deposit accounts for the purchase of Common Stock are not reflected. Such withdrawals will reduce pro forma deposits by the amount thereof.

(2) The number of shares to be issued in the Conversion may be increased or decreased based on market and financial conditions prior to the completion of the Conversion. Assumes estimated expenses of $433,400, $450,000, $466,600 and $485,600 at the minimum, midpoint, maximum and adjusted maximum of the Estimated Valuation Range, respectively. See "Use of Proceeds."

(3) Retained earnings are substantially restricted. See Note 9 to Citizens' Consolidated Financial Statements. See also "The Conversion -- Principal Effects of Conversion -- Effect on Liquidation Rights." Retained earnings do not reflect the federal income tax consequences of the restoration to income of Citizens' special bad debt reserve for income tax purposes which would be required in the unlikely event of a liquidation or if a substantial portion of retained earnings were otherwise used for a purpose other than absorption of bad debt losses and will be required as to post-1987 reserves under a recently enacted law. See "Taxation -- Federal Taxation." Equity capital includes retained earnings decreased by net unrealized losses on securities available for sale.

(4) Assumes purchases by the ESOP of a number of shares equal to 8% of the shares issued in the Conversion. The funds used to acquire the ESOP shares will be borrowed from the Holding Company. See "Use of Proceeds." Citizens intends to make contributions to the ESOP sufficient to service and ultimately retire its debt. The Common Stock acquired by the ESOP is reflected as a reduction of shareholders' equity. See "Executive Compensation and Related Transactions of Citizens -- Employee Stock Ownership Plan and Trust."


(5) Assuming the receipt of shareholder approval, the Holding Company intends to implement the RRP. Assuming such implementation, the RRP will purchase an amount of shares equal to 4% of the Common Stock sold in the Conversion for issuance to directors and officers of the Holding Company and Citizens. Such shares may be purchased from authorized but unissued shares or on the open market. The Holding Company currently intends that the RRP will purchase the shares on the open market. Under the terms of the RRP, assuming it is adopted within one year of the Conversion, shares will vest at the rate of 20% per year. The Common Stock to be purchased by the RRP represents unearned compensation and is, accordingly, reflected as a reduction to pro forma shareholders' equity. As shares of the Common Stock granted pursuant to the RRP vest, a corresponding reduction in the charge against capital will occur. In the event that authorized but unissued shares are acquired, the interests of existing shareholders will be diluted. Assuming that 800,000 shares of Common Stock, the midpoint of the Estimated Valuation Range, are issued in the Conversion and that all awards under the RRP are from authorized but unissued shares, the Holding Company estimates that the per share book value for the Common Stock would be diluted $.60 per share, or 3.85% on a pro forma basis as of March 31, 1997, at the midpoint of the Estimated Valuation Range. The dilution would be $.64 per share (3.85%) and $.57 per share (3.85%) at the minimum and maximum levels, respectively, of the Estimated Valuation Range on a pro forma basis as of March 31, 1997.


(6) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Subscription Offering and Community Offering, if any.

                                 PRO FORMA DATA

         The following table sets forth the pro forma combined consolidated net income of the Holding Company for the nine months ended March 31, 1997 and for the year ended June 30, 1996 as though the Conversion offering had been consummated at the beginning of those periods, respectively, and the investable net proceeds had been invested at 6.02% for the nine months ended March 31, 1997 and 5.74% for the year ended June 30, 1996 (the "risk free" interest rate available on one-year U.S. Treasury Bills as of these respective periods end which we believe is the most representative of the rate at which net investable proceeds would have been invested). The pro forma after-tax return for the Holding Company on a consolidated basis is assumed to be 3.61% for the nine months ended March 31, 1997 and 3.44% for the year ended June 30, 1996, after giving effect to (i) the yield on investable net proceeds from the Conversion offering and (ii) adjusting for taxes using a federal statutory tax rate of 34% and a net state statutory income tax rate of 6%. Historical and per share amounts have been calculated by dividing historical amounts and pro forma amounts by the indicated number of shares of Common Stock assuming that such number of shares had been outstanding during each of the entire periods.


         Book value represents the difference between the stated amount of consolidated assets and consolidated liabilities of the Holding Company computed in accordance with generally accepted accounting principles. Book value does not necessarily reflect current market value of assets and liabilities, or the amounts, if any, that would be available for distribution to shareholders in the event of liquidation. See "The Conversion -- Principal Effects of Conversion -- Effect on Liquidation Rights." Book value also does not reflect the federal income tax consequences of the restoration to income of our special bad debt reserves for income tax purposes, which would be required in the unlikely event of liquidation or if a substantial portion of retained earnings were otherwise used for a purpose other than abosorption of bad debt losses. See "Taxation -- Federal Taxation." Pro forma book value includes only net proceeds from the Conversion offering as though it occurred as of the indicated dates and does not include earnings on the proceeds for the periods then ended.

         The pro forma net income derived from the assumptions set forth above should not be considered indicative of the actual results of operations of the Holding Company that would have been attained for any period if the Conversion had been actually consummated at the beginning of such periods and the assumptions regarding investment yields should not be considered indicative of the actual yield expected to be achieved during any future period. The pro forma book values at the dates indicated should not be considered as reflecting the potential trading value of the Holding Company's stock. There can be no assurance that an investor will be able to sell the Common Stock purchased in the Conversion at prices within the range of the pro forma book values of the Common Stock or at or above the Purchase Price.

                                              680,000 Shares                800,000 Shares                920,000 Shares
                                                  Sold at                       Sold at                      Sold at
                                             $10.00 Per Share              $10.00 Per Share             $10.00 Per Share
                                          Nine Months    Year           Nine Months   Year          Nine Months     Year
                                              ended      ended             ended      ended            ended        ended
                                             3/31/97    6/30/96           3/31/97    6/30/96          3/31/97      6/30/96
                                             -------    -------           -------    -------          -------      -------
                                                                         (In thousands, except share data)

Gross proceeds...........................   $   6,800     $   6,800     $   8,000     $   8,000     $   9,200     $   9,200
Less offering expenses ..................        (433)         (433)         (450)         (450)         (467)         (467)
                                              -------       -------       -------      --------       -------       -------
Estimated net conversion proceeds (2) ...       6,367         6,367         7,550         7,550         8,733         8,733


  Less:
   Common Stock acquired
     by ESOP (3) ........................        (544)         (544)         (640)         (640)         (736)         (736)
   Common Stock acquired
     by the RRP (4) .....................        (272)         (272)         (320)         (320)         (368)         (368)
                                              -------       -------       -------      --------       -------       -------
Investable net proceeds .................   $   5,551     $   5,551     $   6,590     $   6,590     $   7,629     $   7,629
                                              =======       =======       =======      ========       =======       =======
Consolidated net income:
  Historical ............................   $     244     $     479     $     244     $     479     $     244     $     479
  Pro forma income on investable
   net proceeds (5) .....................         150           191           179           227           207           263
  Pro forma ESOP adjustment (3) .........         (24)          (33)          (29)          (38)          (33)          (44)
Pro forma RRP adjustment (4) ............         (24)          (33)          (29)          (38)          (33)          (44)
                                              -------       -------       -------      --------       -------       -------
  Pro forma net income ..................   $     346     $     604     $     365     $     630     $     385     $     654
                                              =======       =======       =======      ========       =======       =======
Consolidated earnings per share (7)(8):
  Historical ............................   $    0.39     $    0.76     $    0.33     $    0.65     $    0.29     $    0.56
  Pro forma income on investable
   net proceeds .........................        0.24          0.31          0.24          0.31          0.24          0.31
  Pro forma ESOP adjustment (3) .........       (0.04)        (0.05)        (0.04)        (0.05)        (0.04)        (0.05)
  Pro forma RRP adjustment (4) ..........       (0.04)        (0.05)        (0.04)        (0.05)        (0.04)        (0.05)
                                              -------       -------       -------      --------       -------       -------
  Pro forma earnings per share ..........   $    0.55     $    0.97     $    0.49     $    0.86     $    0.45     $    0.77
                                              =======       =======       =======      ========       =======       =======
Consolidated book value (6) :
  Historical ............................   $   5,564     $   5,269     $   5,564     $   5,269     $   5,564     $   5,269
  Estimated net conversion proceeds (2) .       6,367         6,367         7,550         7,550         8,733         8,733
  Less:
   Common Stock acquired
     by ESOP (3) ........................        (544)         (544)         (640)         (640)         (736)         (736)
   Common Stock acquired
     by the RRP (4) .....................        (272)         (272)         (320)         (320)         (368)         (368)
                                              -------       -------       -------      --------       -------       -------
  Pro forma book value ..................   $  11,115     $  10,820     $  12,154     $  11,859     $  13,193     $  12,898
                                              =======       =======       =======      ========       =======       =======
Consolidated book value per share(8):
  Historical ............................   $    8.18     $    7.75     $    6.96     $    6.59     $    6.05     $    5.73
  Estimated net conversion proceeds
   per share ............................        9.36          9.36          9.44          9.44          9.49          9.49
  Less:
   Common Stock acquired
     by the ESOP (3) ....................       (0.80)        (0.80)        (0.80)        (0.80)        (0.80)        (0.80)
   Common Stock acquired
     by the RRP (4) .....................       (0.40)        (0.40)        (0.40)        (0.40)        (0.40)        (0.40)
                                              -------       -------       -------      --------       -------       -------
  Pro forma book value per share ........   $   16.34     $   15.91     $   15.20     $   14.83     $   14.34     $   14.02
                                              =======       =======       =======      ========       =======       =======
Offering price as a percentage of pro
  forma book value per share ............       61.22%        62.89%        65.78%        67.46%        69.73%        71.38%
                                              =======       =======       =======      ========       =======       =======
Ratio of offering price to pro forma
  earnings per share ....................       18.18x        10.31x        20.41x        11.63x        22.22x        12.98x
                                              =======       =======       =======      ========       =======       =======
Number of shares used in
  calculating EPS (7) ...................     631,040       631,040       742,400       742,400       853,760       853,760
                                              =======       =======       =======      ========       =======       =======
Number of shares used in
  calculating book value per share ......     680,000       680,000       800,000       800,000       920,000       921,000
                                              =======       =======       =======      ========       =======       =======



                                               1,058,000 Shares (1)
                                                      Sold at
                                                 $10.00 Per Share
                                             Nine Months     Year
                                                ended        ended
                                               3/31/97      6/30/96
                                               -------      -------
Gross proceeds...........................   $  10,580     $  10,580
Less offering expenses ..................        (486)         (486)
                                            ---------      ---------
Estimated net conversion proceeds (2) ...      10,094        10,094
  Less:
   Common Stock acquired
     by ESOP (3) ........................        (846)         (846)
   Common Stock acquired
     by the RRP (4) .....................        (423)         (423)
                                            ---------      ---------
Investable net proceeds .................   $   8,825     $   8,825
                                            =========      =========
Consolidated net income:
  Historical ............................   $     244     $     479
  Pro forma income on investable
   net proceeds (5) .....................         239           304
  Pro forma ESOP adjustment (3) .........         (38)          (51)
Pro forma RRP adjustment (4) ............         (38)          (51)
                                            ---------      ---------
  Pro forma net income ..................   $     407     $     681
                                            =========      =========
Consolidated earnings per share (7)(8):
  Historical ............................   $    0.25     $    0.49
  Pro forma income on investable
   net proceeds .........................        0.24          0.32
  Pro forma ESOP adjustment (3) .........       (0.04)        (0.05)
  Pro forma RRP adjustment (4) ..........       (0.04)        (0.05)
                                            ---------      ---------
  Pro forma earnings per share ..........   $    0.41     $    0.71
                                            =========      =========
Consolidated book value (6) :
  Historical ............................   $   5,564     $   5,269
  Estimated net conversion proceeds (2) .      10,094        10,094
  Less:
   Common Stock acquired
     by ESOP (3) ........................        (846)         (846)
   Common Stock acquired
     by the RRP (4) .....................        (423)         (423)
                                            ---------      ---------
  Pro forma book value ..................   $  14,389     $  14,094
                                            =========      =========
Consolidated book value per share(8):
  Historical ............................   $    5.26     $    4.98
  Estimated net conversion proceeds
   per share ............................        9.54          9.54
  Less:
   Common Stock acquired
     by the ESOP (3) ....................       (0.80)        (0.80)
   Common Stock acquired
     by the RRP (4) .....................       (0.40)        (0.40)
                                            ---------      ---------
  Pro forma book value per share ........   $   13.60     $   13.32
                                            =========      =========
Offering price as a percentage of pro
  forma book value per share ............       73.53%        75.07%
                                            =========      =========
Ratio of offering price to pro forma
  earnings per share ....................       24.39x         14.08x
                                            =========      =========
Number of shares used in
  calculating EPS (7) ...................     981,824        981,824
                                            =========      =========
Number of shares used in
  calculating book value per share ......   1,058,000      1,058,000
                                            =========      =========



(Footnotes on following page.)

(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following commencement of the Subscription Offering and the Community Offering, if any.

(2) See "Use of Proceeds" for assumptions utilized to determine the investable net proceeds of the sale of Common Stock.

(3) It is assumed that 8% of the shares of Common Stock issued in the Conversion will be purchased by the ESOP. The funds used to acquire the ESOP shares will be borrowed by the ESOP from the Holding Company (see "Use of Proceeds"). Citizens intends to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirements on the debt. Citizens' total annual expense in payment of the ESOP debt is based upon 10 equal annual installments of principal with an assumed tax benefit of 40%. The pro forma net income assumes:
         (i) Citizens' total contributions are equivalent to the debt service requirement for the year, and (ii) the effective tax rate applicable to the debt was 40%. Expense for the ESOP will be based on the number of shares committed to be released to participants for the year at the average market value of the shares during the year. Accordingly, Citizens' total annual expense in payment of the ESOP for such years may be higher than that discussed above. The loan to the ESOP is reflected as a reduction of shareholders' equity.


(4) Assuming the receipt of shareholder approval, the Holding Company intends to implement the RRP. Assuming such implementation, the RRP will purchase an amount of shares equal to 4% of the Common Stock sold in the Conversion for issuance to directors and officers of the Holding Company and Citizens. Such shares may be purchased from authorized but unissued shares or on the open market. The Holding Company currently intends that the RRP will purchase the shares on the open market, and the estimated net Conversion proceeds have been reduced for the purchase of the shares in determining estimated proceeds available for investment. Under the terms of the RRP, if it is adopted within one year of the Conversion, shares will vest at the rate of 20% per year. A tax benefit of 40% has been assumed. The Common Stock to be purchased by the RRP represents unearned compensation and is, accordingly, reflected as a reduction to pro forma shareholders' equity. As shares of the Common Stock granted pursuant to the RRP vest, a corresponding reduction in the charge against capital will occur. In the event that authorized but unissued shares are acquired by the RRP, the interests of existing shareholders will be diluted. Assuming that 800,000 shares of Common Stock are issued in the Conversion, the midpoint of the Estimated Valuation Range, and that all awards under the RRP are from authorized but unissued shares, the Holding Company estimates that the per share book value for the Common Stock would be diluted $.60 per share, or 3.85% on a pro forma basis as of March 31, 1997, at the midpoint of the Estimated Valuation Range. The dilution would be $.64 per share (3.85%) and $.57 per share (3.85%) at the minimum and maximum levels, respectively, of the Estimated Valuation Range on a pro forma basis as of March 31, 1997.


(5) Assuming investable net proceeds had been invested since the beginning of the period at 6.02% for the nine months ended March 31, 1997 and 5.74% for the year ended June 30, 1996 (the "risk free" interest rate available on 1-year U.S. Treasury Bills as of these respective dates) and an assumed effective tax rate of 40%.

(6) Book value represents the excess of assets over liabilities. The effect of the liquidation account is not reflected in these computations. (For additional information regarding the liquidation account, see "The Conversion -- Principal Effects of Conversion -- Effect on Liquidation Rights.")

(7) The number of shares used in calculating earnings per share was calculated using the indicated number of shares sold reduced by the assumed number of ESOP shares that would be unallocated at the end of the first allocation period. Allocation of ESOP shares is assumed to occur on the first day of the fiscal year.


(8) Assuming the receipt of shareholder approval at a meeting of the Holding Company's shareholders held at least six months following the Conversion, the Holding Company intends to implement the Stock Option Plan. Assuming such implementation, Common Stock in an aggregate amount equal to 10% of the shares issued in the Conversion will be reserved for issuance by the Holding Company upon the exercise of the stock options granted under the Stock Option Plan. No effect has been given to the shares of Common Stock reserved for issuance under the Stock Option Plan. Upon the exercise of stock options granted under the Stock Option Plan, the interest of existing shareholders will be diluted. The Holding Company estimates that the per share book value for the Common Stock would be diluted $.51 per share, or 3.26% on a pro forma basis as of March 31, 1997, assuming the issuance of 800,000 shares in the Conversion, the midpoint of the Estimated Valuation Range, and the exercise of 80,000 options at an exercise price of $10.00 per share. This dilution further assumes that the shares will be issued from authorized, but unissued, shares. The dilution would be $.71 per share (4.24%) and $.38 per share (2.57%) at the minimum and maximum levels, respectively, of the Estimated Valuation Range on a pro forma basis as of March 31, 1997.


Regulatory Capital Compliance

     The following table compares our historical and pro forma regulatory capital levels as of March 31, 1997 to our capital requirements after giving effect to the Conversion.

                                                                     At March 31, 1997
                                                                     Pro Forma Capital Based on Sale of
                                                     680,000 Shares   800,000  Shares   920,000  Shares 1,058,000 Shares
                                      Citizens      Sold at Price of Sold at Price of  Sold at Price of Sold at Price of
                                     Historical          $10.00           $10.00            $10.00           $10.00
                                   Amount   Ratio   Amount    Ratio   Amount    Ratio  Amount    Ratio   Amount   Ratio
                                   ------   -----   ------    -----   ------    -----  ------    -----   ------   -----
                                                                  (Dollars in thousands)

Equity capital based upon
   generally accepted
   accounting principles........   $5,564  12.6%     $8,748 19.8%     $9,339   21.1%    $9,931  22.4%   $10,611  24.0%
                                   ======   ===      ====== ====      ======   ====     ======  ====   ========  ====
Tangible capital :
   Historical or
     pro forma..................   $4,529  10.2%     $6,896 15.6%     $7,334   16.6%    $7,792  17.6%  $  8,306  18.8%
   Required.....................      664   1.5         736  1.5         754    1.5        772   1.5        793   1.5
                                   ------   ---      ------ ----      ------   ----     ------  ----   --------  ----
     Excess.....................   $3,865   8.7%     $6,160 14.1%     $6,590   15.1%    $7,020  16.1%  $  7,513  17.3%
                                   ======   ===      ====== ====      ======   ====     ======  ====   ========  ====
Core capital :
   Historical or
     pro forma .................   $4,529  10.2%     $6,896 15.6%     $7,344   16.6%    $7,792  17.6%  $  8,306  18.8%
   Required.....................    1,328   3.0       1,472  3.0       1,508    3.0      1,544   3.0      1,585   3.0
                                   ------   ---      ------ ----      ------   ----     ------  ----   --------  ----
     Excess.....................   $3,201   7.2%     $5,424 12.6%     $5,836   13.6%    $6,247  14.6%  $  6,721  15.8%
                                   ======   ===      ====== ====      ======   ====     ======  ====   ========  ====
Risk-based capital:
   Historical or
     pro forma .................   $4,701  17.9%     $7,068 25.7%     $7,516   27.1%    $7,964  28.5%  $  8,478  30.0%
   Required.....................    2,098   8.0       2,200  8.0       2,219    8.0      2,238   8.0      2,260   8.0
                                   ------   ---      ------ ----      ------   ----     ------  ----   --------  ----
     Excess.....................   $2,603   9.9%     $4,868 17.7%     $5,297   19.1%    $5,726  20.5%  $  6,218  22.0%
                                   ======   ===      ====== ====      ======   ====     ======  ====   ========  ====

----------------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following commencement of the Subscription Offering and the Community Offering, if any.

(2) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) Pro forma risk-based capital amounts and percentages assume net proceeds have been invested in 20% risk-weighted assets. Computation of ratios are based on historical adjusted total assets of $44,262,000 and risk-weighted assets of $26,221,000.

(4) Historical tangible and core capital represent equity capital minus the investment in Citizens Loan and Service Corp. of $1,043,000, which is non-includable for regulatory capital purposes, plus non-withdrawable deposit accounts of $8,000 which are includable.

                                 THE CONVERSION

         THE BOARDS OF DIRECTORS OF CITIZENS AND THE HOLDING COMPANY AND THE OTS HAVE APPROVED THE PLAN SUBJECT TO THE PLAN'S APPROVAL BY OUR MEMBERS AT A SPECIAL MEETING OF MEMBERS, AND SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS IMPOSED BY THE OTS IN ITS APPROVAL. OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY THE OTS.

General

         On April 9, 1997, our Board of Directors adopted a Plan of Conversion (the "Plan") pursuant to which we will convert from a federal mutual savings bank to a federal stock savings bank, and become a wholly-owned subsidiary of the Holding Company. The Conversion will include adoption of the proposed Federal Stock Charter and Bylaws which will authorize the issuance of capital stock by us. Under the Plan, our capital stock is being sold to the Holding Company and the Common Stock of the Holding Company is being offered to our customers and then to the public. The Plan has also been approved by the OTS, subject to approval of the Plan by our members. A Special Meeting of Members (the "Special Meeting") has been scheduled for that purpose on September 11, 1997. The approval of the Plan by the OTS does not constitute a recommendation or endorsement of the Plan by the OTS.

         We have mailed to each person eligible to vote at the Special Meeting a proxy statement (the "Proxy Statement"). The Proxy Statement contains information concerning the business purposes of the Conversion and the effects of the Plan and the Conversion on voting rights, liquidation rights, the continuation of our business and existing savings accounts, FDIC insurance and loans. The Proxy Statement also describes the manner in which the Plan may be amended or terminated.

         The following is a summary of all of the material aspects of the Plan, the Subscription Offering, and the Community Offering. The Plan should be consulted for a more detailed description of its terms.

Reasons for Conversion

         As a stock  institution,  we will be  structured  in the  form  used by commercial banks, most business entities, and a growing number of savings associations. Converting to the stock form is intended to have a positive effect on our future growth and performance by: (i) affording our depositors and employees the opportunity to become shareholders of the Holding Company and thereby participate more directly in our future and the Holding Company's future; (ii) providing the Holding Company with the flexibility to grow through mergers and acquisitions by permitting the offering of equity participations to the shareholders of acquired companies; (iii) providing substantially increased net worth and equity capital for investment in our business, thus enabling management to pursue new and additional lending and investment opportunities and to expand operations; and (iv) providing future access to capital markets through the sale of stock of the Holding Company in order to generate additional capital to accommodate or promote future growth. We believe that the increased capital and operating flexibility will enhance our competitiveness with other types of financial services organizations. Although our current members will, upon Conversion, lose the voting and liquidation rights they presently have as members (except to the limited extent of their rights in the liquidation account established in the Conversion), they are being offered a priority right to purchase shares in the Conversion and thereby obtain voting and liquidation rights in the Holding Company.


         The net proceeds to us from the sale of Common Stock offered hereby, after retention by the Holding Company of 50% of the net proceeds of the Conversion, will increase our existing net worth and thus provide an even stronger capital base to support our lending and investment activities. Although our regulatory capital at March 31, 1997, exceeded our regulatory capital requirements, our Board of Directors believes that it is desirable to increase regulatory capital in view of the competitive and changing financial conditions in which we operate and the higher levels of capital required by the OTS, and to enable us to take advantage of new opportunities that may arise. In addition, the Conversion will provide us with new opportunities to attract and retain talented and experienced personnel by offering stock incentive programs.


         Our Board of Directors believes that the Conversion to a holding company structure is the best way to enable us to diversify our business activities should we choose to do so. Currently, there are no plans, written or oral, for the Holding Company to engage in any material activities apart from holding our shares of stock that it acquires in connection with the Conversion, although the Board may determine to further expand the Holding Company's activities after the Conversion.

         The additional Common Stock of the Holding Company being authorized in the Conversion will be available for future acquisitions (although the Holding Company has no current discussions, arrangements or agreements with respect to any acquisition) and for issuance and sale to raise additional equity capital, subject to market conditions and generally without shareholder approval. The Holding Company's ability to raise additional funds through the sale of debt securities to the public or institutional investors should also be enhanced by the increase in its equity capital base provided by the Conversion. Although the Holding Company currently has no plans with respect to future issuances of equity or debt securities, the more flexible operating structure provided by the Holding Company and the stock form of ownership is expected to assist us in competing aggressively with other financial institutions in our market area.

         The Conversion will also permit our members who subscribe for shares of Common Stock to become shareholders of the Holding Company, thereby allowing members to indirectly own stock in the financial institution in which they maintain deposit accounts. Such ownership may encourage shareholders to promote us to others, thereby further contributing to our growth.

Principal Effects of Conversion

         General. Each savings depositor in a mutual savings bank such as Citizens has both a savings account and a pro rata ownership in the net worth of that institution, based upon the balance in his or her savings account. This ownership interest has no tangible market value separate from the savings account. Upon conversion to stock form, the ownership of our net worth will be represented by the outstanding shares of stock to be owned by the Holding Company. Certificates are issued to evidence ownership of the capital stock. These stock certificates are transferable and, therefore, the shares may be transferred with no effect on any account the seller may hold with us.

         Continuity. While the Conversion is being accomplished, our normal business of accepting deposits and making loans will be continued without interruption. After the Conversion, we will continue to provide services for account holders and borrowers under current policies carried on by our present management and staff.

         Our directors at the time of Conversion will continue to serve as our directors after the Conversion until the expiration of their current terms, and thereafter, if reelected. All of our executive officers at the time of Conversion will retain their positions after the Conversion.

         Effect on Deposit Accounts. Under the Plan, each of our depositors at the time of the Conversion will automatically continue as a depositor after the Conversion, and each deposit account will remain the same with respect to deposit balance, interest rate and other terms. Each account will also continue to be insured by the FDIC in exactly the same way as before. Depositors will continue to hold their existing certificates, passbooks and other evidence of their accounts.

         Effect on Loans of Borrowers. None of our loans will be affected by the Conversion. The amount, interest rate, maturity and security for each loan will be unchanged.

         Effect on Voting Rights of Members. Currently in our mutual form, our depositor members have voting rights and may vote for the election of directors. Following the Conversion, depositors will cease to have voting rights. All voting rights in Citizens will be vested in the Holding Company as our sole shareholder. Voting rights in the Holding Company will be vested exclusively in its shareholders, with one vote for each share of Common Stock. Neither the Common Stock to be sold in the Conversion nor the capital stock of Citizens will be insured by the FDIC or by any other government entity.

         Effect on Liquidation Rights. Current federal regulations and the Plan of Conversion provide for the establishment of a "liquidation account" by us for the benefit of our deposit account holders with balances of no less than $50.00 on December 31, 1995 ("Eligible Account Holders"), and our deposit account holders with balances of no less than $50.00 on June 30, 1997 ("Supplemental Eligible Account Holders"), who continue to maintain their accounts with us after the Conversion. The liquidation account will be credited with our net worth as reflected in the latest statement of financial condition in the final prospectus used in the Conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder will, with respect to each deposit account held, have a related inchoate interest in a portion of the balance of the liquidation account. This inchoate interest is referred to in the Plan as a "subaccount balance." In the event of a complete liquidation of us after the Conversion (and only in such event), Eligible Account Holders and Supplemental Eligible Account Holders would be entitled to a distribution from the liquidation account in an amount equal to the then current adjusted subaccount balance then held, before any liquidation distribution would be made to the Holding Company as our sole shareholder. We believe that a liquidation of Citizens is unlikely.

         Each Eligible Account Holder will have a subaccount balance in the liquidation account for each deposit account held as of December 31, 1995 (the "Eligibility Record Date"). Each Supplemental Eligible Account Holder will have a subaccount balance in the liquidation account for each deposit account held as of June 30, 1997 (the "Supplemental Eligibility Record Date"). Each initial subaccount balance will be the amount determined by multiplying the total opening balance in the liquidation account by a fraction, the numerator of which is the amount of the qualifying deposit (a deposit of at least $50 as of December 31, 1995, or June 30, 1997, respectively) of such deposit account, and the denominator of which is the total of all qualifying deposits on that date. If the amount in the deposit account on any subsequent annual closing date of Citizens is less than the balance in such deposit account on any other annual closing date, or the balance in such account on the Eligibility Record Date or the Supplemental Eligibility Record Date, as the case may be, this interest in the liquidation account will be reduced by an amount proportionate to any such reduction, and will not thereafter be increased despite any subsequent increase in the related deposit account. An Eligible Account Holder's, as well as a Supplemental Eligible Account Holder's, interest in the liquidation account will cease to exist if the deposit account is closed. The liquidation account will never increase and will be correspondingly reduced as the interests in the liquidation account are reduced or cease to exist. In the event of liquidation, any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied will be distributed to the Holding Company as our sole shareholder.

         A merger, consolidation, sale of bulk assets, or similar combination or transaction in which we are not the surviving entity would not be considered to be a "liquidation" under which distribution of the liquidation account could be made, provided the surviving institution is an FDIC-insured institution. In such a transaction, the liquidation account would be assumed by the surviving institution. The OTS has stated that the consummation of a transaction of the type described in the preceding sentence in which the surviving entity is not an FDIC-insured institution would be reviewed on a case-by-case basis to determine whether the transaction should constitute a "complete liquidation" requiring distribution of any then-remaining balance in the liquidation account.

         The creation and maintenance of the liquidation account will not restrict the use of or application of any of the net worth accounts, except that we may not declare or pay a cash dividend on or repurchase our capital stock if the effect of such dividend or repurchase would be to cause our net worth to be reduced below the aggregate amount then required for the liquidation account.

         Tax Effects. We intend to proceed with the Conversion on the basis of an opinion from our special counsel, Barnes & Thornburg, Indianapolis, Indiana, as to certain tax matters that are material to the Conversion. The opinion is based, among other things, on certain representations made by us, including the representation that the exercise price of the subscription rights to purchase the Common Stock will be approximately equal to the fair market value of the stock at the time of the completion of the Conversion. With respect to the subscription rights, we have received an opinion of Keller which, based on certain assumptions, concludes that the subscription rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members do not have any economic value at the time of distribution or the time the subscription rights are exercised, whether or not a Community Offering takes place, and Barnes & Thornburg's opinion is given in reliance thereon. Barnes & Thornburg's opinion provides substantially as follows:


1. Our change in form from a mutual savings bank to a stock savings bank will qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code"), and no gain or loss will be recognized to us in either our mutual form or our stock form by reason of the Conversion.


2. No gain or loss will be recognized by the converted savings association upon receipt of money from the Holding Company for the converted savings association's capital stock, and no gain or loss will be recognized by the Holding Company upon the receipt of money for Common Stock of the Holding Company.

3. The basis of the assets of the converted savings bank will be the same as the basis in our hands prior to the Conversion.

4. The holding period of the assets of the converted savings bank will include the period during which the assets were held by us in our mutual form prior to Conversion.

5. No gain or loss will be realized by our deposit account holders, upon the constructive issuance to them of withdrawable deposit accounts of the converted savings association immediately after the Conversion, interests in the liquidation account, and/or on the distribution to them of nontransferable subscription rights to purchase Common Stock.

6. The basis of an account holder's deposit accounts in the converted savings bank after the Conversion will be the same as the basis of his or her deposit accounts with us prior to the Conversion.

7. The basis of each account holder's interest in the liquidation account will be zero. The basis of the non-transferable subscription rights will be zero.

8. The basis of the Holding Company Common Stock to its shareholders will be the actual purchase price ($10.00) thereof, and a shareholder's holding period for Common Stock acquired through the exercise of subscription rights will begin on the date on which the subscription rights are exercised.

9. No taxable income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members as a result of the exercise of the nontransferable subscription rights.

10. The converted savings association in its stock form will succeed to and take into account our earnings and profits or deficit in earnings and profits, in our mutual form, as of the date of Conversion.

         The opinion also concludes in effect that:

1.       No  taxable   income  will  be  realized  by  us  on  the  issuance  of
         subscription rights to eligible subscribers to purchase shares of Common Stock at fair market value.

2. The converted savings bank will succeed to and take into account the dollar amounts of those accounts of Citizens in its mutual form which represent bad debt reserves in respect of which Citizens in its mutual form has taken a bad debt deduction for taxable years on or before the date of the transfer.

3. The creation of the liquidation account will have no effect on our taxable income, deductions, or additions to bad debt reserves or distributions to shareholders under Section 593 of the Code.

         Barnes & Thornburg has also issued an opinion stating in essence that the Conversion will not be a taxable transaction to the Holding Company or to us under any Indiana tax statute imposing a tax on income, and that our depositors will be treated under such laws in a manner similar to the manner in which they will be treated under federal income tax law.

         The opinions of Barnes & Thornburg and Keller, unlike a letter ruling issued by the Internal Revenue Service, are not binding on the Service and the conclusions expressed herein may be challenged at a future date. The Service has issued favorable rulings for transactions substantially similar to the proposed Conversion, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

Offering of Common Stock


         Under the Plan of Conversion, up to 920,000 shares of Common Stock are being offered for sale, initially through the Subscription Offering (subject to a possible increase to 1,058,000 shares). See "-- Subscription Offering." The Plan of Conversion requires, with certain exceptions, that a number of shares equal to at least 680,000 be sold in order for the Conversion to be effective. Shares may also be offered to the public in a Community Offering which will commence after the Subscription Offering terminates, but only if fewer than 680,000 shares are subscribed for in the Subscription Offering. The Community Offering may expire at any time when orders for at least 680,000 shares have been received in the Subscription Offering and Community Offering, but no later than October 19, 1997, unless extended by us and the Holding Company. The offering may be extended, subject to OTS approval, until 24 months following the members' approval of the Plan of Conversion, or until September 11, 1999. The actual number of shares to be sold in the Conversion will depend upon market and financial conditions at the time of the Conversion, provided that no fewer than 680,000 shares or more than 1,058,000 shares will be sold in the Conversion. The per share price to be paid by purchasers in the Community Offering, if any, for any remaining shares will be $10.00, the same price paid by subscribers in the Subscription Offering. See "-- Stock Pricing."

         The Subscription Offering expires at 12:00 noon, Frankfort time, on September 4, 1997. OTS regulations and the Plan of Conversion require that we complete the sale of Common Stock within 45 days after the close of the Subscription Offering. This 45-day period expires on October 19, 1997. In the event we are unable to complete the sale of Common Stock within this 45-day period, we may request an extension of this time period from the OTS. No single extension granted by the OTS, however, may exceed 90 days. No assurance can be given that an extension would be granted if requested. The OTS has, however, granted extensions due to the inability of mutual financial institutions to complete a stock offering as a result of the development of adverse conditions in the stock market. If an extension is granted, we will promptly notify subscribers of the granting of the extension of time and will promptly return subscriptions unless subscribers affirmatively elect to continue their subscriptions during the period of extension. Such extensions may not be made beyond September 11, 1999.

         As permitted by OTS regulations, the Plan of Conversion provides that if, for any reason, purchasers cannot be found for an insignificant residue of unsubscribed shares of the Common Stock, our Board of Directors will seek to make other arrangements for the sale of the remaining shares. Such other arrangements will be subject to the approval of the OTS. If such other purchase arrangements cannot be made, the Plan of Conversion will terminate. In the event that the Conversion is not effected, we will remain a mutual savings bank, all subscription funds will be promptly returned to subscribers with interest earned thereon at our passbook rate, which is currently 3.25% per annum, or 3.30% Annual Percentage Yield ("APY") (except for payments to have been made through withdrawal authorizations which will have continued to earn interest at the contractual account rates), and all withdrawal authorizations will be canceled.

Subscription Offering

         In accordance with OTS regulations, nontransferable rights to subscribe for the purchase of the Holding Company's Common Stock have been granted under the Plan of Conversion to the following persons in the following order of priority: (1) our Eligible Account Holders; (2) the ESOP; (3) our Supplemental Eligible Account Holders; and (4) our depositors other than Eligible Account Holders and Supplemental Eligible Account Holders, at the close of business on July 25, 1997, the voting record date for the Special Meeting ("Other Members"). All subscriptions received will be subject to the availability of Common Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering, and to the maximum and minimum purchase limitations set forth in the Plan of Conversion (and described below). The December 31, 1995, date for determination of Eligible Account Holders and the June 30, 1997 date for determination of Supplemental Eligible Account Holders were selected in accordance with federal regulations applicable to the Conversion.

         Category I: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, nontransferable subscription rights to subscribe for up to10,000 shares of the Common Stock for each deposit account held on December 31, 1995; provided, however, that no Eligible Account Holder may purchase alone or with his or her Associates (as defined in the Plan, and including relatives living in the same household) and persons acting in concert, more than 30,000 shares of Common Stock.

         If sufficient shares are not available in this Category I, shares will be allocated in a manner that will allow each Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his or her allocation consist of the lesser of 100 shares or the amount subscribed for. Thereafter, unallocated shares will be allocated to subscribing Eligible Account Holders in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders.


         The "qualifying deposits" of an Eligible Account Holder is the amount of the deposit balances (provided such aggregate balance is not less than $50.00) in his or her deposit accounts, including demand deposit accounts, as of the close of business on December 31, 1995. Subscription rights received by directors and officers in this category based upon their increased deposits in Citizens during the year preceding December 31, 1995, are subordinated to the subscription rights of other Eligible Account Holders. Notwithstanding the foregoing, shares of Common Stock with a value in excess of $9,200,000, the maximum of the Estimated Valuation Range, may be sold to the ESOP before satisfying the subscriptions of Eligible Account Holders.


         Category II: The ESOP. The ESOP will receive, without payment therefor, non-transferable subscription rights to purchase up to 10% of the total number of shares of Common Stock offered in the Conversion on behalf of participants, provided that shares remain available after satisfying the subscription rights of Eligible Account Holders up to the maximum of the Estimated Valuation Range as described above. The ESOP currently intends to purchase 8% of the shares sold in the Conversion. If the ESOP is unable to purchase all or part of the shares of Common Stock for which it subscribes, the ESOP may purchase such shares on the open market or may purchase authorized but unissued shares of the Holding Company. Any purchase by the ESOP of authorized but unissued shares could dilute the interests of the Holding Company's shareholders.

         Category III: Supplemental Eligible Account Holders. Each Supplemental Eligible Account Holder will receive, without payment therefor, nontransferable subscription rights to subscribe for up to 10,000 shares of the Common Stock for each deposit account held on June 30, 1997; provided, however, that no Supplemental Eligible Account Holder may purchase alone or with his or her Associates (as defined in the Plan, and including relatives living in the same household) and persons acting in concert, more than 30,000 shares of Common Stock. Such subscription rights will be applicable only to such shares as remain available after the subscriptions of the Eligible Account Holders and the ESOP have been satisfied. Any subscription rights received by a person as a result of his or her status as an Eligible Account Holder will reduce to the extent thereof the subscription rights granted to such person as a result of his or her status as a Supplemental Eligible Account Holder.

         If sufficient shares are not available in this Category III, shares will be allocated in a manner that will allow each Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his or her allocation consist of the lesser of 100 shares or the amount subscribed for. Thereafter, unallocated shares will be allocated to subscribing Supplemental Eligible Account Holders in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders.


         The "qualifying deposits" of a Supplemental Eligible Account Holder is the amount of the deposit balances (provided such aggregate balance is not less than $50) in his or her deposit accounts, including demand deposit accounts, as of the close of business on June 30, 1997.


         Category IV: Other Members. The Other Members of Citizens will receive, without payment therefor, nontransferable subscription rights to subscribe for up to 10,000 shares of the Common Stock for each deposit account held as of July 25, 1997; provided, however, that no Other Member may purchase alone or with his or her Associates (as defined in the Plan, and including relatives living in the same household) and persons acting in concert, more than 30,000 shares of Common Stock. Such subscription rights will be applicable only to such shares as remain available after the subscriptions of Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders have been satisfied.

         If sufficient shares are not available in this Category IV, shares will be allocated pro rata among subscribing Other Members in the same proportion that the number of shares subscribed for by each Other Member bears to the total number of shares subscribed for by all Other Members.


         Timing of Offering and Method of Payment. The Subscription Offering will expire at 12:00 noon, Frankfort time, on September 4, 1997 (the "Expiration Date"). The Expiration Date may be extended by Citizens and the Holding Company for successive 90-day periods, subject to OTS approval, to September 11, 1999.


         Subscribers must, before the Expiration Date, or such date to which the Expiration Date may be extended, return Order Forms to us, properly completed, together with checks or money orders in an amount equal to the Purchase Price ($10.00 per share) multiplied by the number of shares for which subscription is made. Payment for stock purchases can also be accomplished through authorization on the order form of withdrawals from accounts with us (including a certificate of deposit but excluding IRA accounts). We have the right to reject any orders transmitted by facsimile and any payments made by wire transfer. The beneficiaries of IRA accounts are deemed to have the same subscription rights as other depositors. However, the IRA accounts maintained with us do not permit investment in the Common Stock. A depositor interested in using his or her IRA funds to purchase Common Stock must do so through a self-directed IRA account. Since we do not offer such accounts, we will allow such a depositor to make a trustee-to-trustee transfer of the IRA funds on deposit with us that he wishes to invest. There will be no early withdrawal or IRS interest penalties for such transfers. The new trustee would hold the Common Stock in a self-directed account in the same manner that we now hold the depositor's IRA funds. An annual administrative fee would be payable to the new trustee.

         Depositors interested in using funds in a Citizens IRA to purchase Common Stock should contact us at (765) 659-5708 as soon as possible so that the necessary forms may be forwarded for execution and returned prior to the Expiration Date of the Subscription Offering.

         Until completion or termination of the Conversion, subscribers who elect to make payment through authorization of withdrawal from accounts with us will not be permitted to reduce the deposit balance in any such accounts below the amount required to purchase the shares for which they subscribed. In such cases interest will continue to be credited on deposits authorized for withdrawal until the completion of the Conversion. Interest at the passbook rate, which is currently 3.25% per annum, for an APY of 3.30%, will be paid on amounts submitted by check. Authorized withdrawals from certificate accounts for the purchase of Common Stock will be permitted without the imposition of early withdrawal penalties or loss of interest. However, withdrawals from certificate accounts that reduce the balance of such accounts below the required minimum for specific interest rate qualification will cause the cancellation of the certificate accounts at the effective date of the Conversion, and the remaining balance will earn interest at the passbook savings rate. Stock subscriptions received and accepted by us are final. Subscriptions may be withdrawn only in the event that we extend the Expiration Date of the Subscription Offering as described above.

         Members in Non-Qualified States or Foreign Countries. We will make reasonable efforts to comply with the securities laws of all states in the

United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, no person will be offered or sold or receive any stock pursuant to the Subscription Offering if such person resides in a foreign country or resides in a state in the United States with respect to which all of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares of Common Stock reside in such state; (ii) the granting of subscription rights or the offer or sale of Common Stock to such persons would require us or the Holding Company or our respective officers and directors, under the securities laws of such state, to register as a broker, dealer, salesman or selling agent, or to register or otherwise qualify the Common Stock for sale in such state; and (iii) such registration, qualification or filing in our judgment or in the judgment of the Holding Company would be impracticable or unduly burdensome for reasons of cost or otherwise.

         To assist in the Subscription Offering and the Community Offering, if any, the Holding Company has established a Stock Information Center that you may contact at (765) 659-5708. Callers to the Stock Information Center will be able to request a Prospectus and other information relating to the offering.

Community Offering

         To the extent shares remain available for purchase after filling all orders received in the Subscription Offering, we may offer shares of the Common Stock in a Community Offering to the general public, with preference given to residents of Clinton County. The right of any person to purchase shares in the Community Offering is subject to our right to accept or reject such purchase in whole or in part. We may terminate the Community Offering as soon as we have received orders for at least the minimum number of shares available for purchase in the Conversion.


         The Community Offering may expire at any time when orders for at least 680,000 shares have been received in the Subscription Offering and Community Offering (but no later than October 19, 1997, unless extended by us and the Holding Company). Persons wishing to purchase stock in the Community Offering, if conducted, should return the Order Form to us, properly completed, together with a check or money order in the amount equal to the Purchase Price ($10.00 per share) multiplied by the number of shares which that person desires to purchase. Order Forms will be accepted until the completion of the Community Offering. However, as noted above, we may terminate the Community Offering as soon as we receive orders for at least the minimum number of shares available for purchase in the Conversion.


     The maximum number of shares of Common Stock which may be purchased in the Community Offering by any person (including such person's Associates) or persons acting in concert is 10,000 in the aggregate. A member who, together with his
Associates and persons acting in concert, has subscribed for shares in the Subscription Offering may subscribe for a number of additional shares in the Community Offering that does not exceed the lesser of (i) 10,000 shares or (ii) the number of shares which, when added to the number of shares subscribed for by the member (and his Associates and persons acting in concert) in the Subscription Offering, would not exceed 30,000. We reserve the right to reject any orders received in the Community Offering in whole or in part.

         If all the Holding Company Common Stock offered in the Subscription Offering is subscribed for, no Holding Company Common Stock will be available for purchase in the Community Offering. Purchase orders received during the Community Offering will be filled up to a maximum of 2% of the total number of shares of Common Stock issued in the Conversion, with any remaining unfilled purchase orders to be allocated on an equal number of shares basis. If the Community Offering extends beyond 45 days following the expiration of the Subscription Offering, subscribers will have the right to increase, decrease or rescind subscriptions for stock previously submitted. All sales of Holding Company Common Stock in the Community Offering will be at the same price per share as the sales of Holding Company Common Stock in the Subscription Offering.

         Cash and checks received in the Community Offering will be placed in a special savings account with us, and will earn interest at the passbook rate, which is currently 3.25% per annum, for an APY of 3.30%, from the date of deposit until completion or termination of the Conversion. In the event that the Conversion is not consummated for any reason, all funds submitted pursuant to the Community Offering will be promptly refunded with interest as described above.

Delivery of Certificates

         Certificates representing shares issued in the Subscription Offering and in the Community Offering, if any, pursuant to Order Forms will be mailed to the persons entitled to them at the last addresses of such persons appearing on the books of Citizens or to such other addresses as may be specified in properly completed Order Forms as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held by the Holding Company until claimed by the person legally entitled to them or otherwise disposed of in accordance with applicable law.

Agent


         To assist us and the Holding Company in marketing the Common Stock, we have retained the services of Trident Securities as our exclusive agent. Trident Securities is a broker-dealer registered with the Securities and Exchange
Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Trident Securities will assist us in the Conversion as follows: (1) in training and educating our employees regarding the mechanics and regulatory requirements of the conversion process; (2) in keeping records of all stock subscriptions; (3) in obtaining proxies from our members with respect to the Special Meeting; and (4) in assisting with the Community Offering. For providing these services, we have agreed to pay Trident Securities commissions in an amount equal to 1.5% of the aggregate dollar amount of shares of Common Stock sold in the Conversion other than shares sold to executive officers and directors and their Associates or to the ESOP. Trident Securities will also be reimbursed for out-of-pocket expenses, which are not to exceed $10,000 without our consent (excluding certain reimbursable expenses), and for legal fees, which are not to exceed $30,000 (excluding reimbursable expenses), without our consent. Offers and sales in the Community Offering will be on a best efforts basis and, as a result, Trident Securities is not obligated to purchase any shares of the Common Stock. Trident Securities intends to match offers to buy and offers to sell the Common Stock, although it is under no obligation to do so and may cease doing so at any time.


         We have also agreed to indemnify Trident Securities, under certain circumstances, against liabilities and expenses (including legal fees) arising out of Trident Securities' engagement by us, including liabilities under the Securitities Act of 1933 (the "1933 Act").

Selected Dealers

         Trident Securities may enter into an agreement with certain dealers chosen by Citizens and Trident Securities (together, the "Selected Dealers") to assist in the sale of shares in the Community Offering. Selected Dealers will receive commissions at an agreed upon rate for all shares sold by such Selected Dealers. During the Community Offering, Selected Dealers may only solicit indications of interest from their customers to place orders with us as of a certain date (the "Order Date") for the purchase of shares of Common Stock. When and if the Holding Company, Citizens and Trident Securities believe that enough indications of interest and orders have been received in the Subscription Offering and the Community Offering, if any, to consummate the Conversion, Trident Securities will request, as of the Order Date, Selected Dealers to submit orders to purchase shares for which they have previously received indications of interest from the customers. Selected Dealers will send confirmations of the orders to such customers on the next business day after the Order Date. Selected Dealers will debit the accounts of their customers on the date which will be three business days from the Order Date (the "Settlement Date"). On the Settlement Date, funds received by Selected Dealers will be remitted to us. It is anticipated that the Conversion will be consummated on the Settlement Date. However, if consummation is delayed after payment has been received by us from Selected Dealers, funds will earn interest at the passbook rate, which is currently 3.25% per annum, for an APY of 3.30%, until the completion of the offering. Funds will be returned promptly in the event the Conversion is not consummated.

Limitations on Common Stock Purchases

         The Plan includes a number of limitations on the number of shares of Common Stock which may be purchased during the Conversion. These are summarized below:


   (1) No fewer than 25 shares may be purchased by any person purchasing shares of Common Stock in the Conversion (provided that sufficient shares are available).

   (2) No subscribing member may purchase more than 10,000 shares of Common Stock with respect to each deposit account held as of December 31, 1995, June 30, 1997 or July 25, 1997, as applicable. For this purpose, joint account holders collectively may not exceed the 10,000 share limit. Notwithstanding the foregoing sentences, no Eligible Account Holder, Supplemental Eligible Account Holder or Other Member, by himself or herself, or with an Associate or group of persons acting in concert, may purchase more than 30,000 shares of Common Stock in the Conversion (except for the ESOP which may purchase up to 10% of the total number of shares of Common Stock offered in the

   Conversion). The maximum number of shares of Common Stock which may be purchased in the Community Offering, if any, by any person (including such person's Associates) or persons acting in concert is 10,000 in the aggregate. A member who, together with his Associates and persons acting in concert, has subscribed for shares in the Subscription Offering may subscribe for a number of additional shares in the Community Offering that does not exceed the lesser of (i) 10,000 shares or (ii) the number of shares which, when added to the number of shares subscribed for by the member (and his Associates and persons acting in concert) in the Subscription Offering, would not exceed 30,000. Citizens' and the Holding Company's Boards of Directors may, however, in their sole discretion, increase the maximum purchase limitation set forth above up to 9.99% of the shares of Common Stock sold in the Conversion, provided that orders for shares exceeding 5% of the shares of Common Stock sold in the Conversion may not exceed, in the aggregate, 10% of the shares sold in the Conversion. If the Boards of Directors decide to increase the purchase limitation, all persons who subscribe for the maximum number of shares of Common Stock offered in the Conversion will be, and certain other large subscribers in the sole discretion of the Holding Company and Citizens may be, given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights. The overall purchase limitation may be reduced in the sole discretion of the Boards of Directors of the Holding Company and Citizens.

   (3) No more than 35% of the shares of Common Stock may be purchased in the Conversion by directors and officers of Citizens and the Holding Company and their Associates.

         OTS regulations define "acting in concert" as (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

         The term "Associate" of a person is defined to mean (i) any corporation or organization (other than Citizens or its subsidiaries or the Holding Company) of which such person is a director, officer, partner or 10% shareholder; (ii) any trust or other estate in which such person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; provided, however that such term shall not include any employee stock benefit plan of the Holding Company or Citizens in which such a person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or relative of such spouse, who either has the same home as such person or who is a director or officer of Citizens or its subsidiaries or the Holding Company. Directors are not treated as Associates of one another solely because of their board membership. Compliance with the foregoing limitations does not necessarily constitute compliance with other regulatory restrictions on acquisitions of the Common Stock. For a further discussion of limitations on purchases of the Common Stock during and subsequent to Conversion, see "-- Restrictions on Sale of Stock by Directors and Officers," "-- Restrictions on Purchase of Stock by Directors and Officers Following Conversion," and "Restrictions on Acquisition of the Holding Company."

Restrictions on Repurchase of Stock by the Holding Company

         Repurchases of its shares by the Holding Company will be restricted for a period of three years from the date of the Conversion. OTS regulations currently prohibit the Holding Company from repurchasing any of its shares within one (1) year following the Conversion except in exceptional circumstances. So long as we continue to meet certain capitalization requirements, the Holding Company may repurchase shares in an open-market repurchase program (which cannot exceed 5% of its outstanding shares in a twelve-month period except in exceptional circumstances) during the second and third year following the Conversion by giving appropriate prior notice to the OTS. The OTS has authority to waive these restrictions under certain circumstances. Unless repurchases are permitted under the foregoing regulations, the Holding Company may not, for a period of three years from the date of the Conversion, repurchase any of its capital stock from any person, except in the event of an offer to purchase by the Holding Company on a pro rata basis from all of its shareholders which is approved in advance by the OTS, except in exceptional circumstances established to the satisfaction of the OTS, or except for purchases of shares required to fund the RRP. The Holding Company may use some of the net proceeds received from the sale of the Common Stock offered by this Prospectus to repurchase such Common Stock, subject to OTS requirements.


         Under Indiana law, the Holding Company will be precluded from repurchasing its equity securities if, after giving effect to such repurchase, the Holding Company would be unable to pay its debts as they become due or the Holding Company's assets would be less than its liabilities and obligations to preferential shareholders.

Restrictions on Sale of Stock by Directors and Officers

         All shares of the Common Stock purchased by directors and officers of Citizens or the Holding Company in the Conversion will be subject to the restriction that such shares may not be sold or otherwise disposed of for value for a period of one year following the date of purchase, except for any disposition of such shares (i) following the death of the original purchaser or
(ii) by reason of an exchange of securities in connection with a merger or acquisition approved by the applicable regulatory authorities. Sales of shares of the Common Stock by the Holding Company's directors and officers will also be subject to certain insider trading and other transfer restrictions under the federal securities laws. See "Regulation -- Federal Securities Laws" and "Description of Capital Stock."

         Each certificate for such restricted shares will bear a legend prominently stamped on its face giving notice of the restrictions on transfer, and instructions will be issued to the Holding Company's transfer agent to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued pursuant to a stock dividend, stock split or otherwise with respect to restricted shares will be subject to the same restrictions on sale.

Restrictions on Purchase of Stock by Directors and Officers Following Conversion

         OTS regulations provide that for a period of three years following the Conversion, without prior written approval of the OTS, neither directors nor officers of Citizens or the Holding Company nor their Associates may purchase shares of the Common Stock of the Holding Company, except from a dealer registered with the SEC. This restriction does not, however, apply to negotiated transactions involving more than one percent of the Holding Company's outstanding Common Stock, to shares purchased pursuant to stock option or other incentive stock plans approved by the Holding Company's shareholders, or to shares purchased by employee benefit plans maintained by the Holding Company which may be attributable to individual officers or directors.

Restrictions on Transfer of Subscription Rights and Common Stock

         Prior to the completion of the Conversion, OTS regulations and the Plan of Conversion prohibit any person with subscription rights, including our Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his or her account. Each person exercising such subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Common Stock prior to the completion of the Conversion. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights. In addition, persons who violate the purchase limitations may be subject to sanctions and penalties imposed by the OTS.

Stock Pricing


         The aggregate purchase price of the Holding Company Common Stock being sold in the Conversion will be based on the appraised aggregate pro forma market value of the Common Stock, as determined by an independent valuation. We retained Keller, which is experienced in the valuation and appraisal of financial institutions, including savings associations involved in the conversion process, to prepare an appraisal. Keller will receive a fee of $15,000 for its appraisal, including out-of-pocket expenses. Keller has also prepared a business plan for us for a fee of $4,000. We have agreed to indemnify Keller, under certain circumstances, against liabilities and expenses (including legal fees) arising out of Keller's engagement by us.


         Keller has prepared an appraisal that establishes the Estimated Valuation Range of the pro forma market value of the Common Stock as of May 22, 1997 from a minimum of $6,800,000 to a maximum of $9,200,000, with a midpoint of $8,000,000. A copy of the appraisal is on file and available for inspection at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and the Central Regional Office of the OTS, 200 West Madison, Suite 1300, Chicago,

Illinois 60606. The appraisal has also been filed as an exhibit to the Holding Company's Registration Statement with the SEC, and may be reviewed at the SEC's public reference facilities. See "Additional Information." The appraisal involved a comparative evaluation of our operating and financial statistics with those of other financial institutions. The appraisal also took into account such other factors as the market for savings associations generally, prevailing economic conditions, both nationally and in Indiana, which affect the operations of savings associations, the competitive environment within which we operate, and the effect of our becoming a subsidiary of the Holding Company. No detailed individual analysis of the separate components of Citizens' and the Holding Company's assets and liabilities was performed in connection with the evaluation. The Board of Directors reviewed with management Keller's methods and assumptions and accepted Keller's appraisal as reasonable and adequate. The Holding Company, in consultation with Trident Securities, has determined to offer the Common Stock in the Conversion at a price of $10.00 per share. The Holding Company's decision regarding the Purchase Price was based solely on its determination that $10.00 per share is a customary purchase price in conversion transactions. The Estimated Valuation Range may be increased or decreased to reflect market and financial conditions prior to the completion of the Conversion.

         Promptly after the completion of the Subscription Offering and the Community Offering, if any, Keller will confirm to us that, to the best of Keller's knowledge and judgment, nothing of a material nature has occurred which would cause Keller to conclude that the amount of the aggregate proceeds received from the sale of the Common Stock in the Conversion was incompatible with its estimate of our total pro forma market value at the time of the sale. If, however, the facts do not justify such a statement, a new Estimated Valuation Range and price per share may be set. Under such circumstances, the Holding Company will be required to resolicit subscriptions. In that event, subscribers would have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest and holds on funds authorized for withdrawal from deposit accounts would be released or reduced; provided that if our pro forma market value upon Conversion has increased to an amount which does not exceed $10,580,000 (15% above the maximum of the Estimated Valuation Range), the Holding Company and Citizens do not intend to resolicit subscriptions unless it is determined after consultation with the OTS that a resolicitation is required.

         Depending upon market and financial conditions, the number of shares issued may be more or less than the range in number of shares shown above. A change in the number of shares to be issued in the Conversion will not affect subscription rights, which are based on the 800,000 shares being offered in the Subscription Offering. In the event of an increase in the maximum number of shares being offered, persons who exercise their maximum subscription rights will be notified of such increase and of their right to purchase additional shares. Conversely, in the event of a decrease in the maximum number of shares being offered, persons who exercise their maximum subscription rights will be notified of such decrease and of the concomitant reduction in the number of shares for which subscriptions may be made. In the event of a resolicitation, subscribers will be afforded the opportunity to increase, decrease or maintain their previously submitted order. The Holding Company will be required to resolicit if the price per share is changed such that the total aggregate purchase price is not within the minimum and 15% above the maximum of the Estimated Valuation Range.

         THE INDEPENDENT VALUATION IS NOT INTENDED AND MUST NOT BE CONSTRUED AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF VOTING TO APPROVE THE CONVERSION OR OF PURCHASING THE SHARES OF THE COMMON STOCK. MOREOVER, BECAUSE SUCH VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS (INCLUDING CERTAIN ASSUMPTIONS AS TO THE AMOUNT OF NET PROCEEDS AND THE EARNINGS THEREON), ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING SHARES IN THE CONVERSION WILL THEREAFTER BE ABLE TO SELL THE SHARES AT PRICES RELATED TO THE FOREGOING VALUATION OF THE PRO FORMA MARKET VALUE.

Number of Shares to be Issued

         It is anticipated that the total offering of Common Stock (the number of shares of Common Stock issued in the Conversion multiplied by the Purchase Price of $10.00 per share) will be within the current minimum and 15% above the maximum of the Estimated Valuation Range. Unless otherwise required by the OTS, no resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions so long as the change in the number of shares to be issued in the Conversion, in combination with the Purchase Price, results in an offering within the minimum and 15% above the maximum of the Estimated Valuation Range.

         An increase in the total number of shares of Common Stock to be issued in the Conversion would decrease both a subscriber's ownership interest and the Holding Company's pro forma net worth and net income on a per share basis while increasing (assuming no change in the per share price) pro forma net income and net worth on an aggregate basis. A decrease in the number of shares to be issued in the Conversion would increase both a subscriber's ownership interest and the Holding Company's pro forma net worth and net income on a per share basis while decreasing (assuming no change in the per share price) pro forma net income and net worth on an aggregate basis. For a presentation of the effects of such changes, see "Pro Forma Data."

Interpretation and Amendment of the Plan

         To the extent permitted by law, all interpretations of the Plan by Citizens and the Holding Company will be final. The Plan provides that, if deemed necessary or desirable by the Boards of Directors of the Holding Company and Citizens, the Plan may be substantively amended by the Boards of Directors, as a result of comments from regulatory authorities or otherwise, with the concurrence of the OTS. Moreover, if the Plan of Conversion is so amended, subscriptions which have been received prior to such amendment will not be refunded unless otherwise required by the OTS.

Conditions and Termination

         Completion of the Conversion requires the approval of the Plan by the affirmative vote of not less than a majority of the total number of votes of members eligible to be cast at the Special Meeting and the sale of all shares of the Common Stock within 24 months following approval of the Plan by the members. If these conditions are not satisfied, the Plan will be terminated and we will continue business in the mutual form of organization. The Plan may be terminated by the Boards of Directors of Citizens and the Holding Company at any time prior to the Special Meeting and, with the approval of the OTS, by such Boards of Directors at any time thereafter. Furthermore, OTS regulations and the Plan of Conversion require that the Holding Company complete the sale of Common Stock within 45 days after the close of the Subscription Offering. The OTS may grant an extension of this time period if necessary, but no assurance can be given that an extension would be granted. See "-- Offering of Common Stock."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                      OF CITIZENS SAVINGS BANK OF FRANKFORT
General

         Citizens Bancorp was recently formed as an Indiana corporation on June 10, 1997, for the purpose of issuing the Common Stock and owning all of the capital stock of Citizens issued in the Conversion. As a newly formed corporation, the Holding Company has no operating history. All information in this section should be read in conjunction with the consolidated financial statements and notes thereto included within this document.

         Our principal business has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. Our earnings primarily depend upon our net interest income, which is the difference between our interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. Our earnings are also affected by provisions for loan losses, service charges, operating expenses and income taxes.

         Our  earnings  are  also  affected  by the  activities  of our  service corporation subsidiary, CLSC, which engages in real estate development activities. CLSC's activities are significantly affected by underlying economic factors, such as interest rates, levels of unemployment and the general health of the local and national economy. See "Business of Citizens -- Service Corporation Subsidiary."

         We also are affected by prevailing economic conditions, as well as govenment policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. See "Regulation." Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings within our market. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for our lending activities include deposits, payments on loans, borrowings and income provided from operations.

Current Business Strategy

         Our business strategy is to operate a well-capitalized, profitable and independent community savings bank dedicated primarily to residential lending with an emphasis on personal service. We have sought to implement this strategy by (i) emphasizing the origination of one- to four-family residential mortgage loans in our market area, (ii) investing in high-quality investment securities and loans, and (iii) maintaining acceptable levels of capital.

         The highlights of our business strategy are as follows:

         o Profitability. Although no assurance can be made regarding future profitability, we have been profitable in each of the past five fiscal years. We had net income of $479,000 in fiscal 1996, $406,000 in fiscal 1995, and $281,000 in fiscal
                  1994. Our net income for the nine months ended March 31, 1997, was $244,000. Our average return on average assets for the five years ended June 30, 1996, was 0.9%. Our returns on average assets for the year ended June 30, 1996, and the nine months ended March 31, 1997 (on an annualized basis) were 1.15% and .7%, respectively. Our net income for the nine months ended March 31, 1997 would have been $371,000, and our annualized return on average assets would have been 1.1% if not for our recognition during that period of the one-time, non-recurring special assessment of approximately $211,000 ($127,000 net of tax) to replenish the Savings Association Insurance Fund ("SAIF") of the FDIC. See "--Comparison of Operation Results for the Nine Months ended March 31, 1997 and 1996."

         o Asset Quality. Due largely to our conservative loan underwriting standards, we have been successful in maintaining a high level of asset quality. At March 31, 1997, only $205,000, or 0.45% of our total assets were included in nonperforming assets. At the same date, $253,000, or .7% of our total assets were delinquent more than 60 days but less than 90 days. See "Business of Citizens--Non-Performing and Problem Assets."


         o Capital Position. At March 31, 1997, we exceeded all of our regulatory capital requirements, and our equity capital was $5.6 million, or 12.3% of total assets. Assuming net proceeds at the midpoint of the Estimated Valuation Range, our pro forma equity to assets ratio (excluding $3.8 million of net proceeds to be retained by the Holding Company), at such date, would have been 20.7%.

Asset/Liability Management

         We are also subject to interest rate risk to the degree that our interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than our interest-earning assets. We believe it is critical to manage the relationship between interest rates and the effect on our net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. We manage assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by our Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As we do not meet either of these requirements, we are not required to file Schedule CMR, although we do so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease
(whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

         Presented below, as of March 31, 1997, is an analysis performed by the OTS of our interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At March 31, 1997, 2% of the present value of our assets was approximately $931,000. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.1 million at March 31, 1997, we would have been required to deduct $84,000 from our total capital available to calculate our risk based capital requirement if we had been subject to the OTS' reporting requirements under this methodology. Our exposure to interest rate risk results from the concentration of fixed rate mortgage loans in our portfolio.


 Change               Net Portfolio Value                                 NPV as % of Present Value of Assets
In Rates        $ Amount              $ Change              % Change        NPV Ratio              Change
---------------------------------------------------------------------------------------------------------
                               (Dollars in thousands)
   + 400 bp *      $4,592            $(2,337)               (34)%          10.62%                (427)bp
   + 300 bp         5,215             (1,714)               (25)%          11.82%                (307)bp
   + 200 bp         5,830             (1,099)               (16)%          12.97%                (192)bp
   + 100 bp         6,416               (513)                (7)%          14.02%                 (87)bp
       0 bp         6,929                ---                --- %          14.89%                 --- bp
   - 100 bp         7,274                345                  5 %          15.44%                  55 bp
   - 200 bp         7,304                375                  5 %          15.41%                  52 bp
   - 300 bp         7,218                289                  4 %          15.17%                  28 bp
   - 400 bp         7,255                326                  5 %          15.15%                  26 bp

*  Basis points.

         As with any method of measuring interest rate risk, the methods of analysis presented above have certain short comings. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Average Balances and Interest Rates and Yields

         The following tables present at March 31, 1997, and for the nine-month periods ended March 31, 1997, and 1996, and the fiscal years ended June 30, 1996, 1995 and 1994, the average daily balances of each category of our interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts.

                                             At March 31,                           Nine Months Ended March 31,
                                                 1997                         1997                             1996
                                         -------------------      -----------------------------      -----------------------------
                                                                  Average              Average       Average              Average
                                         Balance  Yield/Cost      Balance   Interest Yield/Cost      Balance  Interest  Yield/Cost
                                         -------  ----------      -------   -------- ----------      -------  --------  ----------
                                                                                (Dollars in thousands)
Interest-earning assets:

   Interest-earning deposits..........  $  3,928     5.97%       $  3,435  $   129       5.02%    $  3,193   $   144      6.00%
   FHLB stock.........................       332     7.85             332       19       7.84          332        20      8.03
   Investment securities
     available for sale (1)...........       159     6.39           1,936       92       6.31        2,979       132      5.91
   Loans receivable (2)...............    37,630     8.61          36,362    2,380       8.73       31,397     2,069      8.79
                                        --------                 --------   ------                --------     -----
     Total interest-earning assets....    42,049     8.35          42,065    2,620       8.30       37,901     2,365      8.32%
                                        ========                 ========                         ========
Interest-bearing liabilities:
   Deposits...........................    37,255     4.52          36,325    1,227       4.50       34,169     1,149      4.48%
   FHLB advances......................     2,000     5.87           3,275      135       5.49        1,800        82      6.05
                                        --------                 --------   ------                --------     -----
     Total interest-bearing liabilities   39,255     4.59          39,600    1,362       4.59       35,969     1,231      4.56%
                                        --------                 --------   ------                --------     -----
Net interest-earning assets...........  $  2,794                 $  2,465                         $  1,932
                                        ========                 ========                         ========
Net interest income (expenses)........                                      $1,258                            $1,134
                                                                            ======                            ======
Interest rate spread (3)..............               3.76%                               3.71%                            3.76%
                                                     ====                                ====                             ====
Net yield on weighted average
   interest-earning assets (4)........                N/A                                3.99%                            3.99%
                                                     ====                                ====                             ====
Average interest-earning
   assets to average interest-bearing
   liabilities........................   107.12%                  106.22%                           105.37%
                                         ======                   ======                            ======

                                                                             Year Ended June 30,
                                                    1996                            1995                          1994
                                         ----------------------------    ----------------------------   ----------------------------
                                         Average             Average     Average              Average   Average             Average
                                         Balance  Interest Yield/Cost    Balance  Interest  Yield/Cost  Balance Interest  Yield/Cost
                                                                            (Dollars in thousands)
Interest-earning assets:
   Interest-bearing deposits............ $ 3,109  $   182      5.85%   $  3,713   $   181      4.89%   $  6,640  $   251     3.79%
   FHLB stock...........................     332       26      7.91         332        23      7.06         332       19     5.83
   Investment securities
     available for sale (1).............   3,001      174      5.81       2,832       154      5.43       2,470      108     4.35
   Loans receivable (2).................  31,980    2,804      8.77      28,121     2,384      8.48      24,564    2,046     8.33
                                         -------   ------              --------    ------              --------    -----
     Total interest-earning assets......  38,422    3,186      8.29      34,998     2,742      7.84%     34,006    2,424     7.13
                                          ======   ======              ========     =====              ========    =====
Interest-bearing liabilities:
   Deposits.............................  34,456    1,539      4.47      32,605     1,341      4.12      31,917    1,273     3.99
   FHLB advances........................   1,923      114      5.94         462        29      6.24         ---      ---      ---
                                         -------   ------              --------    ------              --------    -----
     Total interest-bearing liabilities.  36,379    1,653      4.54      33,067     1,370      4.15      31,917    1,273     3.99
                                         -------   ------              --------    ------              --------    -----
Net interest-earning assets............. $ 2,043                       $  1,931                        $  2,089
                                         =======                       ========                        ========
Net interest income.....................           $1,533                          $1,372                         $1,151
                                                   ======                          ======                         ======
Interest rate spread (3)................                       3.75%                           3.69%                         3.14%
                                                               ====                            ====                          ====
Net yield on weighted average
   interest-earning assets (4)..........                       3.99%                           3.92%                         3.38%
                                                               ====                            ====                          ====
Average interest-earning assets
   to average interest-bearing
        liabilities.....................  105.61%                         105.84%                        106.54%
                                          ======                          ======                         ======


(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2) Total loans less loans in process. Average balances include non-accrual loans.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield amount is presented at March 31, 1997, because the computation of net yield is applicable only over a period rather than at a specific date.

Interest Rate Spread

         Our results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Our net interest income is determined by the interest rate spread between the yields we earn on interest-earning assets and the rates we pay on interest-bearing liabilities, and by the relative amounts of interest-earning assets and interest-bearing liabilities.

         The following table sets forth the weighted average effective interest rate that we earned on our loan and investment portfolios, the weighted average effective cost of our deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods and as of the dates shown. Average balances are based on average monthly balances. Our management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                                                     Nine Months Ended
                                                 At March 31,           March 31,                     Year Ended June 30,
                                                     1997            1997         1996        1996           1995         1994
                                                 ------------------------------------------------------------------------------
Weighted average interest rate earned on:

   Interest-bearing deposits....................      5.97%          5.02%        6.00%       5.85%         4.89%         3.79%
   FHLB stock...................................      7.85           7.84         8.03        7.91          7.06          5.83
   Investment securities........................      6.39           6.31         5.91        5.81          5.43          4.35
   Loans receivable.............................      8.61           8.73         8.79        8.77          8.48          8.33
     Total interest-earning assets..............      8.35           8.30         8.32        8.29          7.84          7.13
Weighted average interest rate cost of:
   Deposits.....................................      4.52           4.50         4.48        4.47          4.12          3.99
   FHLB advances................................      5.87           5.49         6.05        5.94          6.24           ---
     Total interest-bearing liabilities.........      4.59           4.59         4.56        4.54          4.15          3.99
Interest rate spread (1)........................      3.76%          3.71%        3.76%       3.75%         3.69%         3.14%
                                                      ====           ====         ====        ====          ====          ====
Net yield on weighted average
   interest-earning assets (2)..................       N/A           3.99%        3.99%       3.99%         3.92%         3.38%
                                                      ====           ====         ====        ====          ====          ====

----------
(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield figure is presented at March 31, 1997 because the computation of net yield is applicable only over a period rather than at a specific date.

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                                        Increase (Decrease) in Net Interest Income
                                                                   ----------------------------------------------------
                                                                                                                 Total
                                                                    Due to                Due to                  Net
                                                                     Rate                 Volume                Change
                                                                                      (In thousands)
Nine months ended March 31, 1997
compared to nine months ended March 31, 1996
   Interest-earning assets:
     Interest-bearing deposits..................................     $ (30)                $   15               $   (15)
     FHLB stock.................................................       ---                    ---                   ---
     Investment securities......................................        13                    (54)                  (41)
     Loans receivable...........................................       (23)                   334                   311
                                                                   -------                   ----                 -----
       Total....................................................       (40)                   295                   255
                                                                   -------                   ----                 -----
   Interest-bearing liabilities:
     Deposits...................................................         5                     73                    78
     FHLB advances..............................................       (13)                    66                    53
                                                                   -------                   ----                 -----
       Total....................................................        (8)                   139                   131
                                                                   -------                   ----                 -----
   Net change in net interest income............................   $   (32)                  $156                 $ 124
                                                                   =======                   ====                 =====
Year ended June 30, 1996 compared
to year ended June 30, 1995
   Interest-earning assets:
     Interest-bearing deposits..................................    $   32                 $  (32)              $   ---
     FHLB stock.................................................         3                    ---                     3
     Investment securities......................................        11                     10                    21
     Loans receivable...........................................        84                    336                   420
                                                                   -------                   ----                 -----
       Total....................................................       130                    314                   444
                                                                   -------                   ----                 -----
   Interest-bearing liabilities:
     Deposits...................................................       118                     79                   197
     FHLB advances..............................................        (2)                    87                    85
                                                                   -------                   ----                 -----
       Total....................................................       116                    166                   282
                                                                   -------                   ----                 -----
   Net change in net interest income............................    $   14                  $ 148                 $ 162
                                                                   =======                   ====                 =====
Year ended June 30, 1995 compared
to year ended June 30, 1994
   Interest-earning assets:
     Interest-bearing deposits..................................    $   60                 $ (130)               $  (70)
     FHLB stock.................................................         4                    ---                     4
     Investment securities......................................        29                     17                    46
     Loans receivable...........................................        38                    300                   338
                                                                   -------                   ----                 -----
       Total....................................................       131                    187                   318
                                                                   -------                   ----                 -----
   Interest-bearing liabilities:
     Deposits...................................................        42                     27                    69
     FHLB advances..............................................       ---                     28                    28
                                                                   -------                   ----                 -----
       Total....................................................        42                     55                    97
                                                                   -------                   ----                 -----
   Net change in net interest income............................    $   89                 $  132                 $ 221
                                                                   =======                   ====                 =====

Financial Condition at March 31, 1997 Compared to Financial Condition at June 30, 1996

         Total consolidated assets increased by $918,000, or 2.1% to $45.2 million at March 31, 1997 from $44.2 million at June 30, 1996. Our loan portfolio increased $2.8 million and our investment securities decreased $2.8 million. The increase in the loan portfolio was funded primarily by an increase in interest-bearing deposits of $1.7 million and by the sale of investments.

Financial Condition at June 30, 1996 Compared to Financial Condition at June 30, 1995

         Total consolidated assets increased by $4.5 million, or 11.4%, to $44.2 million at June 30, 1996 from $39.7 million at June 30, 1995. The increase in assets for the period was primarily attributable to the growth in our loan portfolio of $5.1 million. This increase in loan volume was primarily due to increased loan demand generated by economic growth in our market area, and a more aggressive loan origination program. Loan growth was funded mainly from an increase in deposits of approximately $2.4 million and an increase in Federal Home Loan Bank advances of $1.5 million.

         The increase in the loan portfolio was comprised primarily of mortgage loans which increased approximately $4.0 million.

Comparison  of  Operating  Results for the Nine Months  Ended March 31, 1997 and
1996

         Net Income. Net income decreased $112,000, or 31.5%, to $244,000 for the nine-month period ended March 31, 1997 from $356,000 for the same period in 1996. The decrease primarily resulted from the recognition of the one-time, non-recurring special assessment in the amount of approximately $211,000 ($127,000 net of tax) to replenish the SAIF and from the sale of an investment at a loss of approximately $60,000. This decrease in net income was offset by an increase of $124,000 in our net interest income from $1.1 million for 1997 to $1.25 million for 1996. Excluding the SAIF assessment and the loss on the sale of investments, net income would have increased $52,000, or 14.6%, to approximately $408,000 for the nine months ended March 31, 1997 from $356,000 for the nine months ended March 31, 1996.

         Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on our interest-earning assets (primarily loans and investments) and interest we pay on our interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume of and rates earned on assets and the volume of and rates paid on interest-bearing liabilities. Our net interest income increased $124,000, or 10.9%, to $1.3 million for the nine-months ended March 31, 1997 from $1.1 million for the comparable period in 1996. This increase was due primarily to the growth of average interest-earning assets to $42.0 million in 1997 from $37.9 million in 1996.

         The increase in our average interest-earning assets of $4.2 million reflects an increase of approximately $5.0 million in average loans, an increase in interest-earning deposits of $242,000 and a decrease of approximately $1.0 million in investments.

         Our interest rate spread decreased during the nine-month period ended March 31, 1997 as compared to the comparable period in 1996 to 3.71% from 3.76%, and our net interest margin remained the same.


         Provisions for Loan Losses. Our provisions for loan losses for the nine-month period in 1997 and the comparable period in 1996 were $32,000 and $63,000, respectively. We increased the loss provisions in 1996 to recognize the increase in construction loans and the increase in consumer loan losses occurring in the nation, regionally and locally as well as to recognize the increase in the size of our consumer loan portfolio. The increase in the provision was also made as a result of the added risks of individually large nonresidential and multi-family real estate loans.


         Historically we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrowers' ability to repay, (iv) the estimated value of any underlying collateral and (v) current economic conditions. Our allowances for loan losses as of March 31, 1997 and 1996 were $172,000 and $121,000 respectively.

         Other Income. Our other income decreased approximately $79,000, or 43%, during the nine-month period in 1997 as compared to the comparable period in 1996. This decrease resulted from the sale of an investment security at a loss of $60,000, a decrease in fees and service charges of $9,000 and a decrease in other income of $10,000. We chose to sell the available-for-sale security in order to use the proceeds to pay down FHLB advances and increase overall liquidity.

         Other Expense. Our other expense increased $255,000, or 36.1%, to $961,000 in 1997 from $706,000 in 1996. The increase was primarily attributable to an increase of $47,000 in salaries and benefits and to the payment of the one-time SAIF assessment of $211,000. Prior to the one-time SAIF assessment, our premium was .23% of total assessable deposits, which was reduced to .0644% of total assessable deposits subsequent to the special assessment.

         Income Tax Expense. Our income tax expense decreased $67,000, or 34.9%, from $192,000 in 1996 to $125,000 in 1997. The decrease was the result of the decrease in our net income before taxes.

Comparison of Operating Results For Fiscal Years Ended June 30, 1996 and 1995

         Net Income. Net income increased $73,000, or 18.0%, to $479,000 for 1996 from $406,000 for 1995. The increase was primarily due to the increase in the size of our loan portfolio and the increase in our net interest income.

         Net Interest Income. Our net interest income increased $161,000, or 11.7%, to $1.5 million in 1996 from $1.4 million in 1995. This increase was due primarily to the growth of average interest earning assets to $38.4 million in 1996 from $35.0 million in 1995. In addition, our interest rate spread increased to 3.75% in 1996 from 3.7% in 1995 and our net interest margin increased to 4.0% in 1996 from 3.9% in 1995.

         The increase in our average interest-earning assets of $3.4 million reflects an increase of $3.9 million in average loans, an increase in investments of $169,000 and a decrease in interest-bearing deposits of $604,000.

         Our interest rate spread and net interest margin increased in 1996 compared to 1995. This was due to the increase in the yield on average interest-earning assets to 8.3% in 1996 from 7.8% in 1995, while interest-bearing liabilities increased to 4.5% in 1996 from 4.2% in 1995.

         The yield on our average interest-earning assets increased in 1996 due to an increase in the yield of both loans and investments. Generally positive economic conditions resulted in sustained loan demand, which resulted in an increase in the yield on our average interest-earning assets.

         The increase in the cost of our average interest-bearing liabilities was due primarily to increases in the cost of our interest-bearing deposits, to 4.5% in 1996 from 4.1% in 1995. This was partially offset by the decrease in the cost of short-term borrowings to 5.9% in 1996 from 6.2% in 1995.


         Provisions for Loan Losses. Our provisions for loan losses for 1996 and 1995 were $80,000 and $32,000, respectively. The increase of $48,000 in 1996 was made to increase our allowance commensurate with an increase in residential mortgage, construction and consumer lending and the inherent risk associated with each type of lending. We did not charge off any amounts during 1996 and we experienced a $12,000 recovery during that period. The $37,000 charge off in 1995 was partially offset by a $2,000 recovery. Our allowances for loan loss for 1996 and 1995 were $138,000 and $46,000 respectively.


         Other Income. Our other income increased approximately $25,000, or 11.3%, in 1996 as compared to 1995. This increase was primarily the result of a profit of $24,000 in 1996 from CLSC, our wholly-owned service corporation.

         Other Expense. Our other expense increased $43,000, or 4.7%, to $967,000 in 1996 from $924,000 in 1995. The increase was primarily attributable to an increase of $28,000 in salaries and benefits, primarily due to hiring an additional loan officer, and a $9,000 increase in occupancy in connection with the installation of new computers, a "Loan Doc Prep" software package and a Local Area Network (LAN).

         Income Tax Expense. Our income tax expense increased $22,000, or 9.5%, to $253,000 in 1996 from $231,000 in 1995. The increase was the result of the increased net income earned in 1996.

Comparison of Operating Results For Fiscal Years Ended June 30, 1995 and 1994

         Net Income. Net income increased $125,000, or 44.5%, to $406,000 for 1995 from $281,000 for 1994. The increase was primarily due to the increase in our loan portfolio, the increase in our net interest income and an increase in our net interest margin from 3.4% in 1994 to 3.9% in 1995.

         Net Interest Income. Our net interest income increased $221,000, or 19.2%, to $1.4 million in 1995 from $1.2 million in 1994. This increase was due primarily to the growth of average interest earning assets to $35 million in 1995 from $34 million in 1994 and to the increase in our net interest margin to 3.9% in 1995 from 3.4% in 1994.

         The  increase  in  our  average  interest-earning  assets  of  $992,000 reflects an increase of $3.6 million in loans offset by a decrease of $2.9 million in interest-bearing deposits.

         Our interest rate spread increased from 3.1% in 1994 to 3.7% in 1995, and our net interest margin increased from 3.4% in 1994 to 3.9% in 1995. This increase was due to the increase in the yield on average interest-earning assets to 7.8% in 1995 from 7.1% in 1994, while the interest-bearing liabilities only increased to 4.2% in 1995 from 4.0% in 1994.

         The yield on our average interest-earning assets increased in 1995 due to an increase in the yield of both loans and investments. Strong economic conditions resulted in continued demand for loans, which resulted in an increase in the yield on our average interest-earning assets.

         The increase in the cost of our average interest-bearing liabilities was due primarily to increases in the cost of our interest-bearing deposits to 4.1% in 1995 from 4.0% in 1994. During 1995, we also obtained from the Federal Home Loan Bank an advance in the amount of $1.5 million with an average rate of 6.2%.


         Provisions for Loan Losses. Our provisions for loan losses for 1995 and 1994 were $32,000 and $12,000, respectively. The increase of $20,000 was due to the increase in net charge offs experienced in 1995 as well as the increase in the size of our loan portfolio and the inherent risk associated with this increase. Our allowances for loan losses for 1995 and 1994 were $46,000 and $49,000 respectively.


         Other Income. Our other income increased approximately $24,000, or 12.2%, in 1995 as compared to 1994. This increase was primarily the result of an increase in fee income.

         Other Expense. Our other expense increased $61,000, or 7.1%, to $924,000 in 1995 from $863,000 in 1994. The increase was primarily attributable to an increase of $25,000 in salaries and benefits, of which approximately $10,000 was attributable to increased supplemental retirement expense that was more than offset by income. Additionally, an increase of approximately $28,000 in expenses associated with deferred loan fees was included in employee salaries and benefits.

         Income Tax Expense. Our income tax expense increased $65,000, or 39.2%, to $231,000 in 1995 from $166,000 in 1994. The increase was the result of the increased net income earned in 1995.

Liquidity and Capital Resources

         Our primary sources of funds are deposits, borrowings and the proceeds from principal and interest payments on loans. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

         Our primary investing activity is the origination of loans. During the years ended June 30, 1996, 1995 and 1994 we originated total loans in the amounts of $15.4 million, $11.4 million and $11.1 million, respectively. We purchased loans totaling $64,000 and $311,000 in the fiscal years ended June 30, 1996 and 1994, respectively. Loan principal repayments totaled $10.3 million, $8.3 million and $8.6 million during the respective periods.

         During the nine-month periods ended March 31, 1997 and 1996, we originated loans of $13.0 million and $10.7 million, respectively. Loan principal repayments totaled $10.0 million and $7.5 million, respectively, during these periods.

         During the years ended June 30, 1996, 1995, and 1994, we purchased securities in the amounts of $169,000, $154,000 and $1,107,000, respectively. We did not receive any proceeds for the sale of securities during 1996, 1995 or 1994. During the nine-month period ended March 31, 1997, however, we sold approximately $2.9 million of securities for a loss of approximately $60,000.

         We had outstanding loan commitments of $265,000 and unused lines of credit of approximately $2.5 million at March 31, 1997. The unused lines represent available borrowings under existing home equity lines of credit. We anticipate that we will have sufficient funds from loan repayments and from our ability to borrow additional funds from the FHLB of Indianapolis to meet our current commitments. Certificates of deposit scheduled to mature in one year or less at March 31, 1997 totaled $14.3 million. We believe that a significant portion of such deposits will remain with us based upon historical deposit flow data and our competitive pricing in our market area.

         Liquidity management is both a daily and long-term function of our management strategy. In the event that we should require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances. We had outstanding FHLB advances in the amount of $2.0 million at March 31, 1997.

         The following is a summary of our cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when we experience loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each of the nine-month periods ended March 31, 1997 and 1996 and each year in the three-year period ended June 30, 1996.


                                                            Nine Months Ended
                                                                March 31,                             Year Ended June 30,
                                                       -------------------------         ------------------------------------------
                                                         1997             1996             1996             1995            1994
                                                       --------         --------         --------         --------         --------
                                                                               (In thousands)
Operating activities ..........................        $    250         $    350         $    518         $    494         $    221
Investing activities:
   Purchases of
     investment securities ....................             (36)            (136)            (169)            (154)          (1,107)
   Sales of investment securities .............           2,945               --               --               --               --
   Principal collected on loans ...............           9,990            7,475           10,279            8,263            8,643
   Loans originated ...........................         (12,966)         (10,724)         (15,419)         (11,434)         (11,061)
   Loans sold .................................              91               --               --               --               --
   Loans purchased ............................              --               --              (64)              --             (311)
   Change in land held
     for development ..........................              30              (52)              (3)            (682)              --
   Purchases of equipment .....................             (16)             (40)             (69)             (25)             (39)
Financing activities:
   Increase/(decrease) in NOW,
     MMDA and passbook deposits ...............             100              596              460           (1,991)           2,599
   Increase in certificates
     of deposit ...............................           1,555            1,343            1,965            1,129            1,303
   Advances from FHLB .........................          11,500            3,500            4,500            6,000               --
   Payments to FHLB ...........................         (12,500)          (3,000)          (3,000)          (4,500)              --
                                                       --------         --------         --------         --------         --------
Net increase/(decrease) in cash
   and cash equivalents .......................        $    943         $   (688)        $ (1,002)        $ (2,900)        $    248
                                                       ========         ========         ========         ========         ========

         Federal regulations require FHLB-member savings associations to maintain an average daily balance of liquid assets equal to a monthly average of not less than a specified percentage of their net withdrawable savings deposits plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S. government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first lien residential mortgage loans. This liquidity requirement may be changed from time-to-time by the OTS to any amount within the range of 4% to 10%, and is currently 5%, although the OTS has proposed a reduction of the percentage to 4%. Also, a savings association currently must maintain short-term liquid assets constituting at least 1% of its average daily balance of net withdrawable deposit accounts and current borrowings, although the OTS has proposed eliminating this requirement. Monetary penalties may be imposed for failure to meet these liquidity requirements. As of March 31, 1997, we had liquid assets of $2.9 million, and a regulatory liquidity ratio of 7.6%, all of which constituted short-term investments.

         Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At March 31, 1997, our tangible capital ratio was 10.2%, our core capital ratio was 10.2%, and our risk-based capital to risk-weighted assets ratio was 17.9%. Therefore, at March 31, 1997, our capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and our capital ratios as of March 31, 1997:

                                                      At March 31, 1997
                                    OTS Requirement                         Citizens' Capital Level
                                % of                               % of                              Amount
Capital Standard               Assets            Amount          Assets(1)          Amount          of Excess
----------------               ------            ------          ---------          ------          ---------
                                                            (Dollars in thousands)
Tangible capital.........        1.5%            $   664          10.2%              $4,529            $3,865
Core capital (2).........        3.0               1,328          10.2                4,529             3,201
Risk-based capital.......        8.0               2,098          17.9                4,701             2,603

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the OCC for national banks. The new regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. We expect to be in compliance with such new requirements. See "Regulation -- Savings Association Regulatory Capital."

         For definitions of tangible capital, core capital and risk-based capital, see "Regulation -- Savings Association Regulatory Capital."

         As of March 31, 1997, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on our liquidity, capital resources or results of operations.

Current Accounting Issues

         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," which amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. SFAS No.114, as amended by SFAS No. 118 as to certain income recognition provisions and financial statement disclosure requirements, is applicable to all creditors and to all loans that are individually and specifically evaluated for impairment, uncollateralized as well as collateralized, except those loans that are accounted for at fair value or at the lower of cost or fair value. This Statement requires that the expected loss of interest income on nonperforming loans be taken into account when calculating loan loss reserves and that specified impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. Our loans that may be affected by these accounting standards are our multi-family loans, which are evaluated based on discounted cash flows, and our collateral dependent loans, where our current procedures for evaluating impairment result in carrying such loans at the lower of cost or fair value. We adopted SFAS No. 114 on July 1, 1995, without a significant detrimental effect on our overall consolidated financial position or results of operations.

         In November 1993, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 93-6, "Employer's Accounting for Employee Stock Ownership Plans." The SOP, among other things, changed the measure of compensation expense recorded by employers from the cost of employee stock ownership plan shares allocated to employees during the period to the fair value of employee stock ownership plan shares allocated. Assuming the acquisition of shares of stock by the ESOP, the application of SOP 93-6 is likely to result in fluctuations in compensation expense due to changes in the fair value of the stock.

         In May, 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires us to recognize as separate assets rights to service mortgage loans for others, regardless of how we acquired those servicing rights. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

         SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing rights be assessed for impairment. Impairment is measured based on fair value.

         SFAS No. 122 was effective for years beginning after December 15, 1995 (July 1, 1996, as to Citizens), for transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application was prohibited. The provisions of SFAS No. 122 were adopted without material effect.

         In October, 1995, the FASB issued SFAS No. 123 entitled "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value based method of accounting and disclosing the amount of stock-based compensation paid to employees. Historically, Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" has measured compensation cost using the method based on the award's intrinsic value. Those electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and, when presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. The disclosure provisions of SFAS No. 123 will be adopted by management upon completion of the Conversion. We do not believe that adoption of SFAS No. 123 disclosure provisions will have a material adverse effect on our consolidated financial position or results of operations.

         In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 superseded portions of SFAS No. 122. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations and transfers of receivables with recourse. An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract. A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value. SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor. SFAS No. 125 is effective for applicable transactions occurring after December 31, 1996, and is to be applied prospectively. Retroactive application is not permitted. We do not believe that adoption of SFAS No. 125 will have a material adverse effect on our financial position or results of operations.

Impact of Inflation

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

                              BUSINESS OF CITIZENS
General

         We were organized as a state-chartered building and loan association in 1916 and currently conduct our business from one full-service office located in Frankfort, Indiana. Our principal business consists of attracting deposits from the general public and originating fixed-rate and adjustable-rate loans secured primarily by first mortgage liens on one- to four-family real estate.
Our deposit accounts are insured up to applicable limits by the SAIF of the FDIC.

         We believe that we have developed a solid reputation among our loyal customer base because of our commitment to personal service and because of strong support of the local community. We offer a number of consumer and commercial financial services. These services include: (i) residential real estate loans; (ii) multi-family loans; (iii) construction loans; (iv) nonresidential real estate loans; (v) home equity loans (vi) single-pay loans;
(vii) installment loans; (viii) automobile loans; (ix) NOW accounts; (x) money market demand accounts ("MMDAs") (xi) passbook savings accounts; (xii) certificates of deposit and (xiii) individual retirement accounts.

Lending Activities

         We have historically concentrated our lending activities on the origination of loans secured by first mortgage liens for the purchase, construction or refinancing of one- to four-family residential real property. One- to four-family residential mortgage loans continue to be the major focus of our loan origination activities, representing 79% of our total loan portfolio at March 31, 1997. We also offer multi-family mortgage loans, construction loans, nonresidential real estate loans, and consumer loans. Mortgage loans secured by multi-family properties and nonresidential real estate totaled approximately 4.2% and 2.2%, respectively, of our total loan portfolio at March 31, 1997. Construction loans totaled approximately 2.7% of our total loans as of March 31, 1997. Consumer loans constituted approximately 14.3% of our total loan portfolio at March 31, 1997.

     Loan Portfolio Data. The following table sets forth the composition of our loan portfolio by loan type and security type as of the dates indicated, including a reconciliation of gross loans receivable after consideration of the allowance for loan losses and loans in process.

                                At March 31,                                         At June 30,
                                    1997               1996            1995             1994             1993             1992
                                        Percent           Percent          Percent          Percent         Percent          Percent
                              Amount  of Total   Amount of Total  Amount of Total  Amount of Total  Amount of Total   Amountof Total
                              ------  --------   ------ --------  ------ --------  ------ --------  --------------   --------------
                                                                                (Dollars in thousands)

TYPE OF LOAN Real estate mortgage loans:
   Residential............... $29,402   79.00%  $26,240   76.30% $22,287   76.13% $20,677   79.10% $18,704   79.81% $18,267  78.77%
   Non-residential...........     846    2.28       695    2.02      635    2.17      647    2.47      514    2.19      613   2.65
   Multi-family..............   1,563    4.20     1,596    4.64    1,680    5.74    1,665    6.37    1,680    7.17    1,579   6.81
Construction loans:..........     991    2.66       870    2.53      356    1.22      ---      ---     ---     ---      ---    ---
Consumer loans:
   Single pay................   1,825    4.90     2,110    6.14    1,795    6.13      558    2.13      361    1.54      303   1.31
   Installment ..............   1,493    4.01     1,288    3.74    1,068    3.65      836    3.20      674    2.88      752   3.24
   Share ....................      15     .04        63     .18        7     .02        5     .02       47     .20      138    .59
   Home equity...............   2,003    5.38     1,949    5.67    1,973    6.74    1,863    7.13    1,549    6.61    1,517   6.54
   Home improvement..........       9     .03        11     .03       14     .04       22     .08       44     .19       97    .42
                              -------  ------   -------  ------  -------  ------  -------  ------  -------  ------  ------- ------
       Gross loans
          receivable......... $38,147  102.50%  $34,822  101.25% $29,815  101.84% $26,273  100.50% $23,573  100.59% $23,266 100.33%
                              =======  ======   =======  ======  =======  ======  =======  ======  =======  ======  ======= ======

TYPE OF SECURITY
Residential real estate ..... $33,997   91.35%  $30,860   89.73% $26,043   88.96% $23,248   88.93% $20,594   87.88% $20,191  87.07%
Non-residential..............   1,108    2.98     1,072    3.12    1,116    3.81      647    2.47      514    2.19      613   2.65
Multi-family real estate.....   1,563    4.20     1,596    4.64    1,681    5.74    1,665    6.37    1,680    7.17    1,579   6.81
Deposits.....................     116     .31       165     .48       82     .28       50     .19      110     .47      207    .89
Auto   ......................   1,025    2.76       832    2.42      691    2.36      513    1.96      374    1.59      390   1.68
Other security...............     220     .59       214     .62      121     .41       66     .25      220     .94      173    .75
Unsecured ...................     118     .31        83     .24       81     .28       84     .33       81     .35      113    .48
                              -------  ------   -------  ------  -------  ------  -------  ------  -------  ------  ------- ------
     Gross loans receivable..  38,147  102.50    34,822  101.25   29,815  101.84   26,273  100.50   23,573  100.59   23,266 100.33
                              =======  ======   =======  ======  =======  ======  =======  ======  =======  ======  ======= ======
Deduct:
Deferred loan fees...........     103     .28        95     .28       86     .29       76     .28       52     .23       48    .21
Allowance for loan losses....     172     .46       138     .40       46     .16       49     .19       38     .16       27    .12
Loans in process.............     656    1.76       197     .57      407    1.39        7     .03       47     .20      ---     ---
                              -------  ------   -------  ------  -------  ------  -------  ------  -------  ------  ------- ------
   Net loans receivable...... $37,216  100.00%  $34,392  100.00% $29,276  100.00% $26,141  100.00% $23,436  100.00% $23,191 100.00%
                              =======  ======   =======  ======  =======  ======  =======  ======  =======  ======  ======= ======
Mortgage Loans (1):
   Adjustable-rate...........$  9,798   30.67% $  9,241   32.30%$  9,319   37.68% $  7,849  33.96%$  8,357   39.77%$  9,295  45.20%
   Fixed-rate................  22,153   69.33    19,368   67.70   15,410   62.32   15,266   66.04   12,657   60.23   11,270  54.80
                              -------  ------   -------  ------  -------  ------  -------  ------  -------  ------  ------- ------
     Total................... $31,951  100.00%  $28,609  100.00% $24,729  100.00% $23,115  100.00% $21,014  100.00% $20,565 100.00%
                              =======  ======   =======  ======  =======  ======  =======  ======  =======  ======  ======= ======

(1) Balances in this category include escrows and reserves for uncollected interest.

     The following table sets forth certain information at June 30, 1996, regarding the dollar amount of loans maturing in our loan portfolio based on the contractual terms to maturity. Demand loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. We expect prepayments will cause actual maturities to be shorter.


                                        Balance                           Due During Years Ended June 30,
                                    Outstanding at                                           2000       2002      2007       2012
                                       June 30,                                               to         to        to         and
                                         1996                 1997       1998       1999     2001       2006      2011     following
                                        -------             ------       ----      -----      ----     ------    -------    -------
                                                                                    (In thousands)
Real estate mortgage loans:
   Residential loans..................  $26,240            $    33      $  18      $ 104      $263     $2,890    $14,114   $  8,818
Multi-family loans....................    1,596                ---        ---        ---       ---        245      1,351        ---
   Non-residential loans..............      695                ---        ---        ---        38         83        574        ---
Construction loans....................      870                870        ---        ---       ---        ---        ---        ---
Installment  loans....................    1,288                 59        266        365       488        110        ---        ---
Single pay loans......................    2,110              1,748        167         96        99        ---        ---        ---
Loans secured by deposits.............       63                 48         15        ---       ---        ---        ---        ---
Home equity loans.....................    1,949                ---        ---        ---       ---        ---        ---      1,949
Home improvement loans................       11                ---        ---          3         8        ---        ---        ---
                                        -------             ------       ----      -----      ----     ------    -------    -------
     Total............................  $34,822             $2,758       $466      $ 568      $896     $3,328    $16,039    $10,767
                                        =======             ======       ====      =====      ====     ======    =======    =======


         The following table sets forth, as of June 30, 1996, the dollar amount of all loans due after one year that have fixed interest rates and floating or adjustable interest rates.

                                                         Due After June 30, 1997
                                     Fixed Rates             Variable Rates                  Total
                                                             (In thousands)
Real estate mortgage loans:
   Residential loans..............      $19,221                 $  6,986                    $26,207
   Multi-family loans.............          ---                    1,596                      1,596
   Non-residential loans..........           41                      654                        695
Construction loans................          ---                      ---                        ---
Installment loans.................        1,229                      ---                      1,229
Single pay loans..................          202                      160                        362
Loans secured by deposits.........           15                      ---                         15
Home equity loans.................          ---                    1,949                      1,949
Home improvement loans............           11                      ---                         11
                                        -------                  -------                    -------
   Total..........................      $20,719                  $11,345                    $32,064
                                        =======                  =======                    =======

         One- to Four-Family Residential Loans. Our primary lending activity consists of the origination of one- to four-family residential mortgage loans secured by property located in our primary market area. We generally originate one- to four-family residential mortgage loans in amounts up to 95% of the lesser of the appraised value or purchase price, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. The cost of such insurance is factored into the annual percentage rate on such loans. We originate and retain fixed rate loans which provide for the payment of principal and interest over a 15- or 20-year period, or balloon loans having terms of up to 20 years with principal and interest payments calculated using a 30-year amortization period.


         We also offer adjustable-rate mortgage ("ARM") loans. The interest rate on ARM loans is indexed to the one-year U.S. Treasury securities yields adjusted to a constant maturity. We may offer discounted initial interest rates on ARM loans, but we require that the borrower qualify for the ARM loan at the fully-indexed rate (the index rate plus the margin). A substantial portion of the ARM loans in our portfolio at March 31, 1997 provide for maximum rate adjustments per year and over the life of the loan of 1% and 6%, respectively. Our residential ARMs are amortized for terms up to 25 years.

         ARM loans decrease the risk associated with changes in interest rates by periodically repricing, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustment permitted by the loan documents, and, therefore, is potentially limited in effectiveness during periods of rapidly rising interest rates. At March 31, 1997, approximately 29% of our one- to four-family residential loans had adjustable rates of interest.

         All of the one- to four-family residential mortgage loans that we originate include "due-on-sale" clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. However, we occasionally permit assumptions of existing residential mortgage loans on a case-by-case basis.

         At March 31, 1997, approximately $29.4 million, or 79% of our portfolio of loans, consisted of one- to four-family residential loans. Approximately $95,000, or .32% of total residential loans, were included in non-performing assets as of that date. See "--Non-Performing and Problem Assets."

         Multi-Family Loans. At March 31, 1997, approximately $1.6 million, or 4.2% of our total loan portfolio, consisted of mortgage loans secured by multi-family dwellings (those consisting of more than four units). Our multi-family loans are generally written as one-year adjustable rate loans indexed to the one-year U.S. Treasury rate or to our internal loan rate which we establish from time-to-time. We write multi-family loans with maximum Loan-to-Value ratios of 80%. Our largest multi-family loan as of March 31, 1997 was $841,000 and was secured by an apartment complex in Frankfort. On the same date, there were no multi-family loans included in non-performing assets.

         Multi-family loans, like nonresidential real estate loans, involve a greater risk than do residential loans. See "-- Nonresidential Real Estate Loans" below.

         Construction Loans. We offer construction loans with respect to residential and nonresidential real estate and, in certain cases, to builders or developers constructing such properties on a speculative basis (i.e., before the builder/developer obtains a commitment from a buyer). At March 31, 1997, approximately $991,000, or 2.7% of our total loan portfolio, consisted of construction loans. The largest construction loan at March 31, 1997, totaling $180,000, was secured by a single-family residence near Frankfort. None of our construction loans were included in non-performing assets on that date. Construction loans are generally written as six-month, fixed-rate loans with interest calculated on the amount disbursed under the loan and payable monthly. We generally require an 80% Loan-to-Value Ratio for our construction loans. Inspections are made prior to any disbursement under a construction loan, and we do not normally charge commitment fees for construction loans.

         While providing us with a comparable, and in some cases higher, yield than a conventional mortgage loan, construction loans involve a higher level of risk. For example, if a project is not completed and the borrower defaults, we may have to hire another contractor to complete the project at a higher cost. Also, a project may be completed, but may not be salable, resulting in the borrower defaulting and our taking title to the project.

         Nonresidential Real Estate Loans. Our nonresidential real estate loans are secured by churches, office buildings, and other commercial properties. We generally originate non-residential real estate loans as one-year adjustable rate loans indexed to the one-year U.S. Treasury securities yield adjusted to a constant maturity, and are written for maximum terms of 20 years with maximum Loan-to-Value ratios of 75%. At March 31, 1997, our largest nonresidential loan was $161,000 and was secured by a manufacturing facility in Frankfort. At March 31, 1997, approximately $846,000, or 2.3% of our total loan portfolio, consisted of nonresidential real estate loans. On the same date, there were no nonresidential real estate loans included in non-performing assets.

         Loans secured by nonresidential real estate generally are larger than one- to four-family residential loans and involve a greater degree of risk. Nonresidential real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend to a large degree on results of operations and management of the properties and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of the loans makes them more difficult for management to monitor and evaluate.

         Consumer Loans. Our consumer loans, consisting primarily of home equity loans, personal installment loans and "single pay" loans aggregated approximately $5.3 million at March 31, 1997, or 14.3% of our total loan portfolio. We consistently originate consumer loans to meet the needs of our customers and to assist in meeting our asset/liability management goals. All of our consumer loans, except loans secured by deposits, are fixed-rate loans with terms that vary from six months (for unsecured installment loans) to 60 months (for home improvement loans and loans secured by new automobiles). At March 31, 1997, 97.8% of our consumer loans were secured by collateral. Our loans secured by deposits are made up to 90% of the original account balance and, at March 31, 1997, accrued at a rate of 8.5%. This rate may change but will always be at least 1% over the underlying passbook or certificate of deposit rate. Interest on loans secured by deposits is paid semi-annually.

         We also offer home equity lines of credit and home improvement loans secured by real estate. The interest rate on a home equity line of credit is ordinarily tied to the prime rate with a margin of positive 2.0% and a maximum interest rate of 18%. We do not always hold a first mortgage on our home equity lines of credit, although we do hold a first mortgage with respect to approximately 90% of such loans in our portfolio. We ordinarily offer fixed-rate home improvement loans secured by real estate with a term not to exceed five years. We restrict the amount that a customer may borrow under an equity line of credit to $100,000, subject to the general restriction applicable to all second mortgage loans that limits the amount we may loan to a borrower to an amount that, when added to any existing mortgage loans, does not exceed 80% of the appraised value of the collateral property.

         At March 31, 1997, we had outstanding approximately $2.0 million of home equity loans, with unused lines of credit totaling approximately $2.5 million. Home equity loans in the amount of $51,000 were included in non-performing assets on that date.

         Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. Further, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. At March 31, 1997, consumer loans amounting to $70,000 were included in non-performing assets. See "-- Non-Performing and Problem Assets."

         Single-Pay Loans. We offer single-pay loans, which are short-term loans secured by real estate, automobiles or other types of collateral that are payable with a single payment rather than by installment. Typically, single-pay loans secured by real estate are written with terms of one year or less, while single-pay loans secured by other types of collateral are written for terms of 90 days to six months. Of the approximately $1.8 million of single-pay loans in our portfolio as of March 31, 1997, approximately $950,000 were secured by residential mortgages and $137,000 were secured by land. The remaining approximately $700,000 of loans in this category were consumer loans, typically secured by automobiles or subordinate liens on real estate. At March 31, 1997, we had one delinquent single-pay loan in the amount of $1,000 in our portfolio.

         Origination, Purchase and Sale of Loans. We historically have originated our mortgage loans pursuant to our own underwriting standards which do not conform with the standard criteria of the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA") because we do not require current property surveys in most cases. We may begin originating fixed-rate residential mortgage loans for sale to the FHLMC on a servicing-retained basis in the future. In the event that we originate loans for sale to the FHLMC in the secondary market, such loans will be originated in accordance with the guidelines established by the FHLMC and will be sold promptly after they are originated.

         We confine our loan origination activities primarily to Clinton County. At March 31, 1997, we had one loan totaling approximately $74,000 secured by property located outside of Indiana. Our loan originations are generated from referrals from existing customers, real estate brokers, and newspaper and periodical advertising. Loan applications are underwritten and processed at our office.

         Our loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the adequacy of the value of the property that will secure the loan. To assess the borrower's ability to repay, we study the employment and credit history and information on the historical and projected income and expenses of our mortgagors. All mortgage loans are approved by our Loan Committee. Consumer loans up to $15,000 may be approved by a Loan Officer. Consumer loans for more than $15,000 must be approved by the senior loan officer or the President.

         We generally require appraisals on all real property securing our loans and require an attorney's opinion and a valid lien on the mortgaged real estate. Appraisals for all real property securing mortgage loans are performed by independent appraisers who are state-licensed. We require fire and extended coverage insurance in amounts at least equal to the principal amount of the loan and also require flood insurance to protect the property securing its interest if the property is in a flood plain. We also generally require private mortgage insurance for all residential mortgage loans with Loan-to-Value Ratios of greater than 80%. We require escrow accounts for insurance premiums and taxes for loans that require private mortgage insurance.

         Our underwriting standards for consumer loans are intended to protect against some of the risks inherent in making consumer loans. Borrower character, paying habits and financial strengths are important considerations.

         The following table shows our loan origination and repayment activity during the periods indicated:

                                                      Nine Months Ended
                                                           March 31,                       Year Ended June 30,
                                                     1997             1996           1996           1995          1994
                                                     --------       --------       --------       --------       --------
                                                                      (In thousands)
Loans Originated:
     Real estate mortgage loans:
       Residential loans ........................    $  7,344       $  6,055       $  8,738       $  5,748       $  7,216
       Nonresidential loans .....................         202            111            175            190            108
       Multi-family loans .......................         102             --             --             56             48
     Construction loans .........................       1,559          1,183          1,603            356             --
     Installment loans ..........................         973            746          1,076            961            767
     Single pay loans ...........................       1,933          1,940          2,834          3,063          1,582
     Loans secured by deposits ..................           5             27             63              6              5
     Home equity loans ..........................         848            662            930          1,054          1,335
     Home improvement loans .....................          --             --             --             --             --
                                                     --------       --------       --------       --------       --------
         Total originations .....................      12,966         10,724         15,419         11,434         11,061
     Loans purchased ............................          --             --             64             --            311
Reductions:
     Principal loan repayments ..................      (9,990)        (7,475)       (10,279)        (8,263)        (8,643)
     Loans sold .................................         (91)            --             --             --             --
     Transfers from loans to real estate owned ..          --             --             --             --             --
                                                     --------       --------       --------       --------       --------
         Total reductions .......................     (10,081)        (7,475)       (10,279)        (8,263)        (8,643)
     Decrease in other items (1) ................         (60)           (23)           (88)           (37)           (24)
                                                     --------       --------       --------       --------       --------
     Net increase (decrease) ....................    $  2,825       $  3,226       $  5,116       $  3,134       $  2,705
                                                     ========       ========       ========       ========       ========

(1) Other items consist of amortization of deferred loan origination costs and the provision for losses on loans.

         Our residential loan originations during the year ended June 30, 1996 totaled $8.7 million, compared to $5.7 million and $7.2 million in the years ended June 30, 1995 and 1994, respectively.

         Origination and Other Fees. We realize income from late charges, checking account service charges, and fees for other miscellaneous services. We currently charge origination fees on our mortgage loans of 1% of the loan amount, up to $100,000, and .5% of the amount of the loan that exceeds $100,000. We also may charge points on a mortgage loan as consideration for a lower interest rate, although we do so infrequently. Late charges are generally assessed if payment is not received within a specified number of days after it is due. The grace period depends on the individual loan documents.

Non-Performing and Problem Assets

         After a mortgage loan becomes 15 days past due, we deliver a delinquency notice to the borrower. When loans are 30 to 60 days in default, we send additional delinquency notices and make personal contact by telephone with the borrower to establish acceptable repayment schedules. When loans become 60 days in default, we again contact the borrower, this time in person, to establish acceptable repayment schedules. When a mortgage loan is 90 days delinquent, we will have either entered into a workout plan with the borrower or referred the matter to our attorney for collection. Management is authorized to commence foreclosure proceedings for any loan upon making a determination that it is prudent to do so.

         We review mortgage loans on a regular basis and place such loans on a non-accrual status when they become 90 days delinquent. Generally, when loans are placed on a non-accrual status, unpaid accrued interest is written off, and further income is recognized only to the extent received.

         Non-performing Assets. At March 31, 1997, $205,000, or .45% of our total assets, were non-performing (non-performing loans and non-accruing loans) compared to $222,000, or .50%, of our total assets at June 30, 1996. At March 31, 1997, residential loans and consumer loans accounted for $95,000 and $70,000, respectively, of non-performing assets. We had no Real Estate Owned ("REO") properties as of March 31, 1997.

         The table below sets forth the amounts and categories of our non-performing assets (non-performing loans, foreclosed real estate and troubled debt restructurings) for the last three years. It is our policy that all earned but uncollected interest on all loans be reviewed monthly to determine if any portion thereof should be classified as uncollectible for any loan past due in excess of 90 days. Delinquent loans that are 90 days or more past due are considered non-performing assets.


                                           At March 31,                      At June 30,
                                               1997            1996              1995             1994
                                               ----            ----              ----             ----
                                                                 (Dollars in thousands)
Non-performing assets:
   Non-performing loans...................      $165            $181             $ 98              $196
   Troubled debt restructurings...........        40              41               42                40
                                                ----            ----             ----              ----
     Total non-performing loans...........       205             222              140               236
   Foreclosed real estate.................       ---             ---              ---               ---
                                                ----            ----             ----              ----
     Total non-performing assets..........      $205            $222             $140              $236
                                                ====            ====             ====              ====
Non-performing loans to total loans.......      0.55%           0.64%            0.48%             0.90%
                                                ====            ====             ====              ====
Non-performing assets to total assets.....      0.45%           0.50%            0.35%             0.61%
                                                ====            ====             ====              ====

         Interest on loans was $3,000, $4,000, $2,000 and $6,000 less than would have been reported for the nine months ended March 31, 1997 and the years ended June 30, 1996, 1995 and 1994, respectively, if the non-performing loans summarized above had been current in accordance with their original terms.

         At March 31, 1997, we held loans delinquent from 30 to 59 days totaling approximately $391,000. Other than these loans and the other delinquent loans disclosed elsewhere in this section, we were not aware of any other loans, the borrowers of which were experiencing financial difficulties.

         Delinquent Loans. The following table sets forth certain information at March 31, 1997, and at June 30, 1996, 1995, and 1994, relating to delinquencies in Citizens's portfolio. Delinquent loans that are 90 days or more past due are considered non-performing assets.



                                        At March 31, 1997                                     At June 30, 1996
                            -------------------------------------------------     ------------------------------------------------
                                  60-89 Days           90 Days or More                  60-89 Days           90 Days or More
                            --------------------    -------------------------     -----------------------  -----------------------
                                       Principal                   Principal                   Principal                 Principal
                             Number   Balance of      Number       Balance of       Number     Balance of   Number      Balance of
                            of Loans    Loans        of Loans       Loans          of Loans      Loans     of Loans      Loans  of
                            --------    -----        --------       -----          --------      -----     --------      ---------
                                                                   (Dollars in thousands)
Residential
   mortgage loans..........     4       $125            4            $  95             7         $158            8        $  89
Nonresidential
   mortgage loans..........   ---        ---          ---              ---           ---          ---          ---          ---
Multi-family
   mortgage loans..........   ---        ---          ---              ---           ---          ---          ---          ---
Installment loans..........   ---        ---            5               18             6           16            8           35
Single pay loans...........   ---        ---            1                1             4           24            2           12
Loans secured
   by deposit..............   ---        ---          ---              ---           ---          ---          ---          ---
Home equity loans..........     5        128            5               51             1            6            3           45
Home improvement loans.....   ---        ---          ---              ---           ---          ---          ---          ---
                              ---       ----           --             ----            --         ----           --         ----
   Total...................     9       $253           15             $165            18         $204           21         $181
                                =       ====           ==             ====            ==         ====           ==         ====
Delinquent loans to
   total loans.............                                           1.12%                                                1.12%
                                                                      ====                                                 ====


                                          At June 30, 1995                                       At June 30, 1994
                            -------------------------------------------------     ------------------------------------------------
                                  60-89 Days           90 Days or More                  60-89 Days           90 Days or More
                            --------------------    -------------------------     -----------------------  -----------------------
                                       Principal                   Principal                   Principal                 Principal
                             Number   Balance of      Number       Balance of       Number     Balance of   Number      Balance of
                            of Loans    Loans        of Loans       Loans          of Loans      Loans     of Loans      Loans  of
                            --------    -----        --------       -----          --------      -----     --------      ---------
                                                                   (Dollars in thousands)
Residential
   mortgage loans..........       6     $133              3            $41               8        $199          10         $134
Nonresidential
   mortgage loans..........     ---      ---            ---            ---             ---         ---           1           27
Multi-family
   mortgage loans..........     ---      ---            ---            ---             ---         ---         ---          ---
Installment loans..........       5       25              3              9               3           7           7           18
Single pay loans...........       1        2              3             27             ---         ---         ---          ---
Loans secured
   by deposit..............     ---      ---            ---            ---             ---         ---         ---          ---
Home equity loans..........       1       10              2             21             ---         ---           3           15
Home improvement loans.....     ---      ---            ---            ---             ---         ---           1            2
                                 --     ----             --          -----              --        ----          --         ----
   Total...................      13     $170             11          $  98              11        $206          22         $196
                                 ==     ====             ==          =====              ==        ====          ==         ====
Delinquent loans to
   total loans.............                                            .91%                                                1.54%
                                                                       ===                                                 ====

         Classified assets. Federal regulations and our Asset Classification Policy provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

         An insured institution is required to establish general allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional general or specific loss allowances.

         At March 31, 1997, the aggregate amount of our classified assets, and of our general and specific loss allowances were as follows:

                                             At March 31, 1997
                                             -----------------
                                              (In thousands)

 Substandard assets............................      $119
 Doubtful assets...............................       ---
 Loss assets...................................       ---
                                                     ----
     Total classified assets...................      $119
                                                     ====
 General loss allowances.......................      $172
 Specific loss allowances......................       ---
                                                     ----
     Total allowances..........................      $172
                                                     ====

         We regularly review our loan portfolio to determine whether any loans require classification in accordance with applicable regulations.

Allowance for Loan Losses

         The allowance for loan losses is maintained through the provision for loan losses, which is charged to earnings. The provision for loan losses is determined in conjunction with our review and evaluation of current economic conditions (including those of our lending area), changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past and anticipated trends) and adequacy of collateral securing loan delinquencies, historical and estimated net charge-offs, and other pertinent information derived from a review of the loan portfolio. In our opinion, our allowance for loan losses is adequate to absorb probable losses inherent in the loan portfolio at March 31, 1997. However, there can be no assurance that regulators, when reviewing our loan portfolio in the future, will not require increases in our allowances for loan losses or that changes in economic conditions will not adversely affect our loan portfolio.

         Summary of Loan Loss Experience. The following table analyzes changes in the allowance during the past three fiscal years ended June 30, 1996, and the nine-month periods ended March 31, 1997, and March 31, 1996.

                                                Nine Months Ended
                                                     March 31,                               Year Ended June 30,
                                                1997         1996              1996              1995                1994
                                                ----         ----              ----              ----                ----
                                                                                        (Dollars in thousands)

Balance at beginning of period..............    $138       $   46            $  46             $  49               $  38
Charge-offs:
     Residential mortgage loans.............     ---          ---              ---               ---                 ---
     Nonresidential mortgage loans..........     ---          ---              ---               ---                 ---
     Multi-family loans.....................     ---          ---              ---               ---                 ---
Construction loans..........................     ---          ---              ---               ---                 ---
     Installment loans......................     ---          ---              ---               (11)                 (6)
     Single pay loans.......................     ---          ---              ---               (26)                ---
     Loans secured by deposits..............     ---          ---              ---               ---                 ---
     Home equity loans......................     ---          ---              ---               ---                 ---
     Home improvement loans.................     ---          ---              ---               ---                 ---
                                                ----         ----             ----             -----               -----
       Total charge-offs....................     ---          ---              ---               (37)                 (6)
                                                ----         ----             ----             -----               -----
Recoveries:
   Residential mortgage.....................     ---            2                2               ---                 ---
   Single pay...............................       2            1                1               ---                   1
   Installment..............................     ---            9                9                 2                   4
                                                ----         ----             ----             -----               -----
       Total recoveries.....................       2           12               12                 2                   5
                                                ----         ----             ----             -----               -----
Net (charge-offs) recoveries................       2           12               12               (35)                 (1)
Provision for losses on loans...............      32           63               80                32                  12
                                                ----         ----             ----             -----               -----
   Balance end of period....................    $172         $121             $138             $  46               $  49
                                                ====         ====             ====             =====               =====
Allowance for loan losses as a percent of
   total loans outstanding..................    0.46%        0.37%            0.40%             0.16%               0.19%
Ratio of net (charge-offs) recoveries
   to average loans outstanding.............    .004          .04              .04              (.12)              (.004)


         Allocation of Allowance for Loan Losses. The following table presents an analysis of the allocation of Citizens' allowance for loan losses at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict our use of the allowance to absorb losses in other categories.

                                            At March 31,                                             At June 30,
                                     1997                  1996                   1996                 1995              1994
                                         Percent              Percent                 Percent              Percent           Percent
                                        of loans             of loans                of loans             of loans          of loans
                                         in each              in each                 in each              in each           in each
                                        category             category                category             category          category
                                        to total             to total                to total             to total          to total
                              Amount      loans      Amount    loans         Amount    loans     Amount     loans    Amount   loans
                              ------      -----      ------    -----         ------    -----     ------     -----    ------   -----
                                                               (Dollars in thousands)
Balance at end of
period applicable to:
   Real estate mortgage loans:
     Residential...............   $64   77.08%          $41  75.25%            $49    75.35%        $15   74.75%       $14   78.71%
     Nonresidential............     2    2.22             1   2.07               1     2.00         ---    2.13        ---    2.46
     Multi-family..............     3    4.10             2   4.86               3     4.58           1    5.64          1    6.34
   Construction loans..........    17    2.60            10   2.39              11     2.50           2    1.19        ---     ---
   Installment loans...........    49    3.91            36   3.57              41     3.70          11    3.58         17    3.18
   Loans secured by deposits...   ---     .04           ---    .08             ---      .18         ---     .02        ---     .02
   Home equity loans...........     6    5.25             6   5.70               6     5.60           6    6.62          5    7.09
   Home improvement loans......   ---     .02           ---    .04             ---      .03         ---     .05        ---     .08
   Single pay loans............    31    4.78            25   6.04              27     6.06          11    6.02         12    2.12
                                 ----  ------          ---- ------            ----   ------         ---  ------        ---  ------
   Total.......................  $172  100.00%         $121 100.00%           $138   100.00%        $46  100.00%       $49  100.00%
                                 ====  ======          ==== ======            ====   ======         ===  ======        ===  ======

Investments

     Investments. Our investment portfolio consists of equity interests in pooled investment trusts, and FHLB stock. At March 31, 1997, approximately $491,000, or 1.1%, of our total assets consisted of such investments. We also had $3.9 million in interest-earning deposits as of that date.

         The following table sets forth the amortized cost and the market value of our investment portfolio at the dates indicated.

                                          At March 31,                                    At June 30,
                                              1997                   1996                    1995                   1994
                                        Amortized   Market     Amortized   Market     Amortized    Market     Amortized   Market
                                          Cost       Value       Cost       Value       Cost        Value       Cost       Value
                                          ----       -----       ----       -----       ----        -----       ----       -----
                                                                                (In thousands)
Available for Sale:
   Equity interests in pooled
     investment trusts................     $159        $159     $3,087     $3,003       $2,913     $2,832      $2,759     $2,677
FHLB stock............................      332         332        332        332          332        332         332        332
                                           ----        ----     ------     ------       ------     ------      ------     ------
     Total investments................     $491        $491     $3,419     $3,335       $3,245     $3,164      $3,091     $3,009
                                           ====        ====     ======     ======       ======     ======      ======     ======

     The following table sets forth the amount of investment securities (excluding FHLB stock) which mature during each of the periods indicated and the weighted average yields for each range of maturities at March 31, 1997.

                                                           Amount at March 31, 1997 which matures in
                                            One Year             One Year                Five Years           After
                                             or Less           to Five Years            to Ten Years         Ten Years
                                       Amortized   Average  Amoritzed  Average      Amortized   Average  Amortized  Average
                                         Cost       Yield     Cost      Yield         Cost       Yield     Cost      Yield
                                         ----       -----     ----      -----         ----       -----     ----      -----
                                                                        (Dollars in thousands)

Equity interests in
     pooled investment trusts.........   $159      6.39%       $---       ---%         $---        ---%     $---     ---%
                                         ====      ====        ====      ====          ====       ====      ====    ====

Sources of Funds

         General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. In addition to deposits, we derive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings, income on earning assets and borrowings. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition. The deposits shown below include approximately $4.4 million in public funds deposited by various state, county and local governments which may fluctuate depending upon prevailing interest rates and the rates offered by our competitors. Borrowings from the FHLB of Indianapolis may be used in the short-term to compensate for reductions in deposits or deposit inflows at less than projected levels.

         Deposits. We attract deposits principally from within Clinton County through the offering of a broad selection of deposit instruments, including fixed-rate passbook accounts, NOW accounts, variable rate money market accounts, fixed-term certificates of deposit, individual retirement accounts and savings accounts. We do not actively solicit or advertise for deposits outside of Clinton County, and substantially all of our depositors are residents of that county. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds remain on deposit and the interest rate. We do not pay broker fees for any deposits we receive.

         We establish the interest rates paid, maturity terms, service fees and withdrawal penalties on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals, and applicable regulations. We rely, in part, on customer service and long-standing relationships with customers to attract and retain our deposits. We also closely price our deposits to the rates offered by our competitors.

         The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts that we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious. We manage the pricing of our deposits in keeping with our asset/liability management and profitability objectives. Based on our experience, we believe that our passbook, NOW and MMDAs are relatively stable sources of deposits. However, the ability to attract and maintain certificates of deposit, and the rates we pay on these deposits, have been and will continue to be significantly affected by market conditions.

         An analysis of our deposit accounts by type, maturity, and rate at March 31, 1997, is as follows:

                                               Minimum        Balance at                          Weighted
                                               Opening         March 31,           % of            Average
Type of Account                                Balance           1997            Deposits           Rate
--------------------------------------------------------------------------------------------------------
                                                                  (Dollars in thousands)
Withdrawable:
   Fixed rate, passbook accounts.........  $      50              $6,665           17.90%            3.22%
   Variable rate, money market...........      2,500               3,130            8.40             3.30
   NOW accounts..........................         50               4,133           11.09             2.16
                                                                 -------          ------
     Total withdrawable..................                         13,928           37.39             2.92

Certificates (original terms):
   3 months or less......................      1,000               1,448            3.89             5.15
   6 months..............................      1,000               5,090           13.66             5.04
   12 months.............................      1.000                 923            2.48             4.77
   13 months.............................      5,000               2,047            5.49             5.34
   18 months.............................      1,000                 583            1.57             4.93
   23 months.............................      5,000               4,457           11.96             5.90
   30 months ............................      1,000               1,162            3.12             5.26
   36 months.............................      1,000                 939            2.52             5.12
   Other certificates....................      1,000               3,462            9.29             5.99
                                                                 -------          ------
Total certificates.......................                         20,111           53.98             5.43
IRA's:
   Variable rate, money market...........         50                 198            0.53             3.30
   6 months..............................      1,000                  33            0.09             4.48
   12 months.............................      1.000                 166            0.44             4.73
   18 months.............................      1,000                  33            0.09             4.91
   23 months.............................      1,000               1,387            3.72             5.81
   36 months.............................      1,000               1,261            3.39             5.14
   Other certificates....................      1,000                 138            0.37             5.99
                                                                 -------          ------
Total IRA's..............................                          3,216            8.63             5.32
                                                                 -------          ------
Total deposits...........................                        $37,255          100.00%            4.52%
                                                                 =======          ======             ====

         The following table sets forth by various interest rate categories the composition of our time deposits at the dates indicated:


                                                At March 31,                               At June 30,
                                                   1997                  1996                  1995                 1994
                                                  -------              -------               -------               -------
                                                                                          (In thousands)
3.00 to 3.99%...............................  $       ---          $       ---            $      219              $  5,454
4.00 to 4.99%...............................        4,191                5,173                 6,588                 6,187
5.00 to 5.99%...............................       15,388               10,629                 7,000                 3,869
6.00 to 6.99%...............................        3,425                5,283                 4,349                 1,199
7.00 to 7.99%...............................          120                  484                   866                   790
8.00 to 8.99%...............................            5                    5                   587                   981
                                                  -------              -------               -------               -------
   Total....................................      $23,129              $21,574               $19,609               $18,480
                                                  =======              =======               =======               =======

     The average amount of and average interest rate paid on, the following deposits categories which were in excess of ten percent of average total deposits are as follows:

                           Nine months ended                                      Years ended June 30,
                            March 31, 1997                    1996                        1995                      1994
                          Average      Average         Average      Average        Average      Average       Average      Average
                          Balance     Rate Paid        Balance     Rate Paid       Balance     Rate Paid      Balance     Rate Paid
                          -------     ---------        -------     ---------       -------     ---------      -------     ---------
Passbook accounts        $ 6,653         3.22%       $  6,867        3.25%      $   7,523         3.24%     $  7,601       3.24%
NOW accounts               4,081         2.16           3,843        2.06           3,773         2.37         3,576       2.36
Money market accounts      3,286         3.30           3,233        3.30           3,389         3.30         3,956       3.00
Time deposit accounts     22,305         5.44          20,513        5.47          17,920         5.45        16,785       4.73


     The following table represents, by various interest rate categories, the amounts of time deposits maturing during each of the three years following March 31, 1997. Matured certificates, which have not been renewed as of March 31, 1997, have been allocated based upon certain rollover assumptions.

                                                                         Amounts at March 31, 1997
                                                 One Year                 Two                  Three             Greater Than
                                                  or Less                Years                 Years              Three Years
                                                                               (In thousands)
3.00 to 3.99%...............................  $       ---            $     ---             $     ---             $     ---
4.00 to 4.99%...............................        3,833                  358                   ---                   ---
5.00 to 5.99%...............................        8,633                5,021                 1,400                   333
6.00 to 6.99%...............................        1,799                  202                   179                 1,246
7.00 to 7.99%...............................          ---                   20                   ---                   100
8.00 to 8.99%...............................          ---                  ---                   ---                     5
                                                  -------               ------                ------                ------
   Total....................................      $14,265               $5,601                $1,579                $1,684
                                                  =======               ======                ======                ======

         The following table indicates the amount of our other certificates of deposit of $100,000 or more by time remaining until maturity as of March 31, 1997.

                                                        At March 31, 1997
 Maturity Period                                          (In thousands)
 Three months or less................................          $2,505
 Greater than three months through six months........           2,250
 Greater than six months through twelve months.......             ---
 Over twelve months..................................             499
                                                               ------
      Total..........................................          $5,254
                                                               ======

      The following table sets forth the dollar amount of savings deposits in the various types of deposits that we offer at the dates indicated, and the amount of increase or decrease in such deposits as compared to the previous period.

                                                                        DEPOSIT ACTIVITY
                                         Balance                    Increase        Balance                     Increase
                                           at                      (Decrease)         at                       (Decrease)
                                        March 31,      % of           from         June 30,       % of            from
                                          1997       Deposits         1996           1996       Deposits          1995
                                        -------       ------        ------          -------        ------        ------
                                                                     (Dollars in thousands)
Withdrawable:
   Fixed rate, passbook accounts.....    $6,665        17.90%         $(33)          $6,698         18.82%        $(195)
   Variable rate, money market.......     3,130         8.40            99            3,031          8.51           263
   NOW accounts......................     4,133        11.09            59            4,074         11.44           488
                                        -------       ------        ------          -------        ------        ------
     Total withdrawable..............    13,928        37.39           125           13,803         38.77           556
Certificates (original terms):
   3 months..........................     1,448         3.89        (1,414)           2,862          8.04         1,300
   6 months..........................     5,090        13.66         2,547            2,543          7.14           395
   12 months.........................       923         2.48           (20)             943          2.65           (29)
   13 months.........................     2,047         5.49            37            2,010          5.65            36
   18 months.........................       583         1.57           282              301          0.85            63
   23 months.........................     4,457        11.96           773            3,684         10.35         1,189
   30 months ........................     1,162         3.12          (168)           1,330          3.74          (466)
   36 months.........................       939         2.52          (300)           1,239          3.48          (265)
   Other certificates................     3,462         9.29          (293)           3,755         10.54          (328)
                                        -------       ------        ------          -------        ------        ------
Total certificates...................    20,111        53.98         1,444           18,667         52.44         1,895
IRA's
   Variable rate, money market.......       198         0.53           (26)             224          0.63           (95)
   6 months..........................        33         0.09            (3)              36          0.10             1
   12 months.........................       166         0.44             3              163          0.46           (91)
   18 months.........................        33         0.09            33              ---           ---           ---
   23 months.........................     1,387         3.72           441              946          2.66           523
   30 months.........................       ---          ---           ---              ---           ---            (6)
   36 months ........................     1,261         3.39          (368)           1,629          4.58          (326)
   Other certificates................       138         0.37             6              132          0.36           (32)
                                        -------       ------        ------          -------        ------        ------
   Total IRA's.......................     3,216         8.63            86            3,130          8.79           (26)
                                        -------       ------        ------          -------        ------        ------
Total deposits.......................   $37,255       100.00%       $1,655          $35,600        100.00%       $2,425
                                        =======       ======        ======          =======        ======        ======


                                          Balance                         Increase           Balance
                                            at                           (Decrease)            at
                                         June 30,           % of            from            June 30,           % of
                                           1995           Deposits          1994              1994           Deposits
                                          -------          ------          -----             -------          ------
Withdrawable:
   Fixed rate, passbook accounts.....      $6,893           20.78%       $(1,278)             $8,171           24.01%
   Variable rate, money market.......       2,768            8.34           (401)              3,169            9.31
   NOW accounts......................       3,586           10.81           (120)              3,706           10.89
                                          -------          ------          -----             -------          ------
     Total withdrawable..............      13,247           39.93         (1,799)             15,046           44.21
Certificates (original terms):
   3 months..........................       1,562            4.71           (686)              2,248            6.61
   6 months..........................       2,148            6.47         (1,116)              3,264            9.59
   12 months.........................         972            2.93           (338)              1,310            3.85
   13 months.........................       1,974            5.95          1,974                 ---             ---
   18 months.........................         238            0.72           (162)                400            1.17
   23 months.........................       2,495            7.52          2,213                 282            0.83
   30 months ........................       1,796            5.41           (500)              2,296            6.75
   36 months.........................       1,504            4.53           (253)              1,757            5.16
   Other certificates................       4,083           12.31           (235)              4,318           12.68
                                          -------          ------          -----             -------          ------
Total certificates...................      16,772           50.55            897              15,875           46.64
IRA's
   Variable rate, money market.......         319            0.97           (192)                511            1.50
   6 months..........................          35            0.11             (4)                 39            0.11
   12 months.........................         254            0.76           (102)                356            1.05
   18 months.........................         ---             ---            ---                 ---             ---
   23 months.........................         423            1.28            423                 ---             ---
   30 months.........................           6            0.02            ---                   6            0.02
   36 months ........................       1,955            5.89           (179)              2,134            6.27
   Other certificates................         164            0.49             94                  70            0.20
                                          -------          ------          -----             -------          ------
   Total IRA's.......................       3,156            9.52             40               3,116            9.15
                                          -------          ------          -----             -------          ------
Total deposits.......................     $33,175          100.00%         $(862)            $34,037          100.00%
                                          =======          ======          =====             =======          ======

         Total deposits at March 31, 1997 were approximately $37.3 million, compared to approximately $34.0 million at June 30, 1994. Our deposit base is somewhat dependent upon the manufacturing sector of Clinton County's economy. Although Clinton County's manufacturing sector is relatively diversified and not significantly dependent upon any industry, a loss of a material portion of the manufacturing workforce could adversely affect our ability to attract deposits due to the loss of personal income attributable to the lost manufacturing jobs and the attendant loss in service industry jobs.

         In the unlikely event of our liquidation after the Conversion, all claims of creditors (including those of deposit account holders, to the extent of their deposit balances) would be paid first followed by distribution of the liquidation account to certain deposit account holders, with any assets remaining thereafter distributed to the Holding Company as the sole shareholder of Citizens. See "The Conversion -- Principal Effects of Conversion -- Effect on Liquidation Rights."

         Borrowings. We focus on generating high quality loans and then seek the best source of funding from deposits, investments or borrowings. At March 31, 1997, we had borrowings in the amount of $2.0 million from the FHLB of Indianapolis which bear fixed and variable interest rates and are due at various dates through October, 1998. We are required to maintain eligible loans in our portfolio of at least 170% of outstanding advances as collateral for advances from the FHLB of Indianapolis. We do not anticipate any difficulty in obtaining advances appropriate to meet our requirements in the future.

         The following table presents certain information relating to our borrowings at or for the nine months ended March 31, 1997 and 1996 and at or for the years ended June 30, 1996, 1995 and 1994.

                                                                 At or for the
                                                                  Nine Months                        At or for the Year
                                                                Ended March 31,                        Ended June 30,
                                                            1997             1996              1996          1995        1994
                                                            -----------------------------------------------------------------
                                                                               (Dollars in thousands)
FHLB Advances:
     Outstanding at end of period....................   $    2,000          $2,000             $3,000        $1,500      $ ---
     Average balance outstanding for period..........        3,275           1,800              1,923           462        ---
     Maximum amount outstanding at any
       month-end during the period...................        5,000           2,000              3,000         1,500        ---
     Weighted average interest rate
       during the period.............................         5.49  %         6.05%              5.94  %       6.24%       ---%
     Weighted average interest rate
       at end of period..............................         5.87            5.93               5.82          5.87        ---

Properties

         The following table provides certain information with respect to our office as of March 31, 1997:

                                                                               Net Book
                                                                                Value of
                                                                                Property,            Approximate
    Description             Owned or           Year            Total           Furniture &             Square
    and Address              leased           Opened         Deposits           Fixtures               Footage
                                                      (Dollars in thousands)
60 South Main Street          Owned            1977           $37,255             $589                 13,924
Frankfort, IN 46041

         We own computer and data processing equipment which we use for transaction processing, loan origination, and accounting. The net book value of our electronic data processing equipment was approximately $24,000 at March 31, 1997.

         We operate one automated teller machine ("ATM"), which is located in the vestibule of our office. Our ATM participates in the Cirrus(R) and MagicLine(R) networks.

         We have also contracted for the data processing and reporting services of BISYS, Inc. in Houston, Texas. The cost of these data processing services is approximately $8,500 per month.

         We also have contracted with the FHLB of Indianapolis for item processing for a fee of approximately $3,000 per month.

Service Corporation Subsidiary


         OTS regulations permit federal savings associations to invest in the capital stock, obligations or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding 2% of the association's assets, plus an additional 1% of assets if the amount over 2% is used for specified community or inner-city development purposes. In addition, federal regulations permit associations to make specified types of loans to such subsidiaries (other than special purpose finance subsidiaries) in which the association owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the association's regulatory capital if the association's regulatory capital is in compliance with applicable regulations. A savings association that acquires a non-savings association subsidiary, or that elects to conduct a new activity within a subsidiary, must give the FDIC and the OTS at least 30 days advance written notice. The FDIC may, after consultation with the OTS, prohibit specified activities if it determines such activities pose a serious threat to the SAIF. Moreover, a savings association must deduct from capital, for purposes of meeting the core capital, tangible capital and risk-based capital requirements, its entire investment in and loans to a subsidiary engaged in activities not permissible for a national bank (other than exclusively agency activities for its customers or mortgage banking subsidiaries). Because CLSC's activities are not permissible for national banks, our investment in CLSC is deducted from our capital.


         We currently own one subsidiary, CLSC, which primarily engages in the purchase and development of tracts of undeveloped land. Because CLSC engages in activities that are not permissible for a national bank, OTS regulations prohibit us from including our investment in CLSC in our calculation of regulatory capital. CLSC purchases undeveloped land, constructs improvements and infrastructure on the land, and then sells lots to builders, who construct homes for sale to homebuyers. CLSC ordinarily receives payment when title is transferred.

         CLSC owns a 104-acre tract of contiguous land on which it is presently developing 59 acres. CLSC intends to complete the development of the remainder of the property in approximately ten years. The 59 acres that are presently being developed will include 64 building lots known as the Southridge Addition, and 89 building lots known as the Meadow Brook Addition. Both of these Additions have been annexed into the Town of Frankfort. We purchased this land in 1989 intending to develop these housing additions. However, following enactment of the Financial Institutions Reform Recovery and Enforcement Act of 1989, the FDIC directed us to transfer our interest in these developments to CLSC, which we did, effective June 30, 1994. Phase I of the development includes 33 completed lots in the Southridge Addition, of which 21 lots have been sold and on which 19 houses have been completed, and 26 lots in the Meadow Brook Addition, of which 3 lots have been sold with houses presently under construction on those lots, one of which is a "speculative house" that we financed. The Southridge lots have been priced generally at $19,000 to $22,000 each, with completed homes selling generally for $90,000 to $120,000, and the Meadow Brook lots have been priced generally at $23,000 to $26,000 with completed homes expected to sell generally for $100,000 to $150,000. CLSC intends to develop the remaining 31 lots in the Southridge Addition beginning in 1998. Phase II and Phase III of the Meadow Brook development, consisting of approximately 63 lots, are still in the design stage. CLSC also intends to develop a 25-acre tract located in Frankfort, with homes generally selling for $175,000 to $300,000. This project is in the early stages of development.

         CLSC intends ultimately to develop the remaining 20-acre parcel of land, known as the Mann tract, that it presently owns. The development of this land, which is part of the 104-acre tract discussed above, likely will not be completed for approximately 10 years. The Mann tract is presently being leased for farming purposes. CLSC has no present intentions to acquire additional land for development purposes.

         For the year ended June 30, 1996, CLSC earned a profit of $24,000 for the year ended June 30, 1996, and $2,000 for the year ended June 30, 1995. CLSC recorded a loss of $163 for the 1994 fiscal year. At March 31, 1997, Citizens had an investment in CLSC of $465,000 and loans outstanding to CLSC of approximately $575,000 with an interest rate set at the prime rate plus 1 percent. Our consolidated statements of income included elsewhere herein include the operations of CLSC. All intercompany balances and transactions have been eliminated in the consolidation.

Employees

         As of March 31, 1997, we employed 11 persons on a full-time basis and 3 persons on a part-time basis. None of our employees is represented by a collective bargaining group and we consider our employee relations to be good.

         Citizens' employee benefits for full-time employees include, among other things, a Pentegra Group (formerly known as Financial Institutions Retirement Fund) defined benefit pension plan, a noncontributory, multiple-employer comprehensive pension plan (the"Pension Plan"), and hospitalization/major medical, long-term disability insurance and life insurance.

         We consider our employee benefits to be competitive with those offered by other financial institutions and major employers in our area. See "Executive Compensation and Related Transactions of Citizens."

Legal Proceedings

         Although we are involved, from time to time, in various legal proceedings in the normal course of business, there are no material legal proceedings to which we presently are a party or to which any of our property is subject.

                         MANAGEMENT OF CITIZENS BANCORP

Directors and Executive Officers of the Holding Company

         The Board of Directors of the Holding Company consists of the same individuals who serve as directors of Citizens. The Holding Company's Articles of Incorporation and Bylaws require that directors be divided into three classes, as nearly equal in number as possible. Each class of directors serves for a three-year period, with approximately one-third of the directors elected each year. The Holding Company's officers will be elected annually by its Board of Directors and will serve at the Board's discretion. The terms of the present directors expire at the Holding Company's first shareholders' meeting, which is anticipated to be held in March, 1998. At that meeting, it is anticipated that the directors will be nominated to serve for the following terms: the terms of Perry W. Lewis and John J.Miller will expire in 1998, the terms of Robert F. Ayres and Billy J. Wray will expire in 1999 and the term of Fred W. Carter will expire in 2000. See "Management of Citizens Savings Bank of Frankfort."

         The Holding Company's Bylaws provide that directors must (1) be residents of Clinton County, Indiana, (2) have had a loan or deposit relationship with us which they have maintained for twelve months prior to their nomination to the Board, and (3) with respect to nonemployee directors, must have served as a member of a civic or community organization based in Clinton County for at least 12 months during the five years prior to their nomination to the Board. See "Restrictions on Acquisition of the Holding Company -- Provisions of the Holding Company's Articles and Bylaws."

         The executive officers of the Holding Company are identified below.

         Name                        Position with Holding Company
         Fred W. Carter              Chairman of the Board, President
                                        and Chief Executive Officer
         Stephen D. Davis            Treasurer
         Cindy S. Chambers           Secretary

                MANAGEMENT OF CITIZENS SAVINGS BANK OF FRANKFORT

Directors of Citizens

         Our Board of Directors currently consists of five persons with an additional two persons who serve as advisory directors. Advisory directors receive directors' fees for Board meetings they attend, but do not vote on matters presented to the Board. Each director holds office for a term of three years, and one-third of the Board is elected at each annual meeting of our members.

         Our Board of Directors met 13 times during the fiscal year ended June 30, 1996. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the Board's sole committee in the past 12 months.

         Listed below are the current directors of Citizens:

                      Director of                       Position
                       Citizens         Expiration        with
Director                 Since            of Term       Citizens
Robert F. Ayres          1979              1999         Director
Fred W. Carter        1960-1966;           1997         Director, President and
                    1971 to Present                     Chief Executive Officer
Perry W. Lewis           1975              1998         Director
John J. Miller           1995              1998         Director
Billy J. Wray            1992              1999         Director

Presented below is certain information concerning the directors of Citizens:

         Robert F. Ayres (age 72) served as Superintendent of Community Schools of Frankfort from 1965 until his retirement in 1989. He previously served as a high school principal, teacher and coach at Frankfort Senior High School, in Frankfort.

         Fred W. Carter (age 65) has served as President and Chief Executive Officer of Citizens and CLSC since 1972, and has been an employee of Citizens since 1966. Mr. Carter is the father of Cindy S. Chambers, Citizens' Secretary and Customer Service Manager.

         Perry W. Lewis (age 75) has served as the Chairman of Lewis Ford Sales, Inc. in Frankfort since 1984.

         John J. Miller (age 57) has served as President of Goodwin Funeral Home, Inc. in Frankfort since 1979.

         Billy J. Wray (age 65) is part owner of Premium Auto Center, Inc. (a used-car dealership), in Lebanon, Indiana. He also owns interests in various real estate developments around Frankfort.

         We also have an advisory director program pursuant to which our former directors may continue to serve as advisors to the Board of Directors upon their retirement or resignation from the Board. Currently, Ralph C. Hinshaw and Rawl
V. Ransom serve as advisory directors. Mr. Hinshaw and Mr. Ransom receive $500 for each meeting that they attend. They receive no fees for meetings they do not attend. See "Executive Compensation and Related Transactions of Citizens -- Compensation of Directors."

Executive Officers of Citizens Who Are Not Directors

         Presented below is certain information regarding our executive officers who are not directors:

          Name                                  Position
Cindy S. Chambers                      Secretary, Customer Service Manager
Stephen D. Davis                       Controller
Ralph C. Peterson, II                  Senior Loan Officer

         Cindy S. Chambers (age 42) has served as Citizens' Corporate Secretary since 1988 and as our Customer Service Manager since 1982. She is the daughter of Fred W. Carter, Citizens' President and Chief Executive Officer.

         Stephen D. Davis (age 40) has served as our Controller since 1989.

         Ralph C. Peterson, II (age 49) has served as our Senior Loan Officer since 1989.

Committees of the Boards of Directors of Citizens and the Holding Company

         The Commercial Loan Committee is the only committee of our Board of Directors and is comprised of Perry W. Lewis, Billy J. Wray and Fred W. Carter. It meets on an as-needed basis to review and approve all commercial and large multi-family loans.

           EXECUTIVE COMPENSATION AND RELATED TRANSACTIONS OF CITIZENS

Remuneration of Named Executive Officer

         The following table sets forth information as to annual, long-term and other compensation for services in all capacities to our President and Chief Executive Officer for the fiscal year ended June 30, 1996. Other than Mr. Carter, we had no other executive officers who earned over $100,000 in salary and bonuses during that fiscal year.

                           Summary Compensation Table
                                                  Annual Compensation

     Name and Principal          Fiscal                                           Other Annual            All Other
          Position                Year            Salary             Bonus      Compensation (4)        Compensation
--------------------------------------------------------------------------------------------------------------------
Fred Carter, President and        1996           $91,200 (1)       $35,667 (2)         --                 $120 (3)
   Chief Executive Officer

(1) Includes $5,200 in fees received for service on Citizens Board of Directors. Mr. Carter's annual salary has been increased to $95,000 effective January 1, 1997.

(2) For calendar year 1995, Mr. Carter received a bonus equal to 10% of the profits of Citizens in excess of $426,000, after deducting certain expenses incurred by Citizens. Beginning with calendar year 1996, Mr. Carter receives a bonus equal to 10% of the profits of Citizens in excess of $626,000 after deducting certain expenses incurred by Citizens.

(3) This column includes amounts paid by Citizens for insurance premiums with respect to a $10,000 term life insurance policy for the benefit of Mr. Carter.

(4) Mr. Carter received certain perquisites, but the incremental cost of providing such perquisites did not exceed the lesser of $50,000 or 10% of his salary and bonus.

Employment Contract

         We have entered into a three-year employment contract with Mr. Carter. The contract with Mr. Carter, effective as of the effective date of the Conversion, extends annually for an additional one-year term to maintain its three-year term if our Board of Directors determines to so extend it, unless notice not to extend is properly given by either party to the contract. Mr. Carter receives an initial salary under the contract equal to his current salary subject to increases approved by the Board of Directors. The contract also provides, among other things, for participation in other fringe benefits and benefit plans available to our employees. Mr. Carter may terminate his employment upon 60 days' written notice to us. We may discharge Mr. Carter for cause (as defined in the contract) at any time or in certain specified events. If we terminate Mr. Carter's employment for other than cause or if Mr. Carter terminates his own employment for cause (as defined in the contract), Mr. Carter will receive his base compensation under the contract for an additional three years if the termination follows a change of control in the Holding Company, and for the balance of the contract if the termination does not follow a change in control. In addition, during such period, Mr. Carter will continue to participate in our group insurance plans and retirement plans, or receive comparable benefits. Moreover, within a period of three months after such termination following a change of control, Mr. Carter will have the right to cause us to purchase any stock options he holds for a price equal to the fair market value (as defined in the contract) of the shares subject to such options minus their option price. If the payments provided for in the contract, together with any other payments made to Mr. Carter by us, are deemed to be payments in violation of the "golden parachute" rules of the Code, such payments will be reduced to the largest amount which would not cause us to lose a tax deduction for such payments under those rules. As of the date hereof, the cash compensation which would be paid under the contract to Mr. Carter if the contract were terminated either after a change of control of the Holding Company, without cause by us, or for cause by Mr. Carter, would be $285,000. For purposes of this employment contract, a change of control of the Holding Company is generally an acquisition of control, as defined in regulations issued under the Change in Bank Control Act and the Savings and Loan Holding Company Act.

         The employment contract protects our confidential business information and protects us from competition by Mr. Carter should he voluntarily terminate his employment without cause or be terminated by us for cause.

Compensation of Directors

         We pay our directors a monthly retainer of $300 plus $200 for each month in which they attend one or more meetings. Rawl V. Ransom and Ralph C. Hinshaw receive $500 per monthly meeting attended as advisory directors. Total fees paid to our directors and advisory directors for the year ended June 30, 1996 were approximately $35,000.

         Our directors and advisory directors may, pursuant to a deferred compensation agreement, defer payment of some or all of their directors fees into a retirement account. Under this agreement, deferred directors fees are to be paid to a director beginning upon the first day of the month following the director's seventieth (70th) birthday, and continuing in equal installments over a 180-month period. A director may also receive his benefits in a lump sum in the event of financial hardship. The agreement also provides for death and disability benefits. At present, Mr. Carter is the only director who has executed a deferred compensation agreement with Citizens.

         Directors of the Holding Company and CLSC are not currently paid directors' fees. The Holding Company may, if it believes it is necessary to attract qualified directors or is otherwise beneficial to the Holding Company, adopt a policy of paying directors' fees.

Benefits

         Insurance   Plans.   Our  officers  and  employees  are  covered  by  a
non-contributory disability and hospital insurance plan, and by a non-contributory life insurance policy which pays benefits in the amount of 50 percent of salary in the event of the officer's or employee's death. This coverage is provided pursuant to group plans sponsored by the Indiana League of Savings Institutions Group Insurance Trust. We also provide hospitalization coverage for Mr. Carter's family in addition to the coverage described above, and have obtained a Supplemental Term Life Policy for Mr. Carter which provides $10,000 in additional life insurance coverage.

         Pension Plan. Our full-time employees are included in the Pension Plan. Separate actuarial valuations are not made for individual employer members of the Pension Plan. Our employees are eligible to participate in the plan once they have attained the age of 21 and completed one year and at least 1,000 hours of service for us. An employee's pension benefits are 100% vested after six years of service.

         The Pension Plan provides for monthly or lump sum retirement benefits determined as a percentage of the employee's average salary (for the employee's highest five consecutive years of salary) times his years of service. Salary includes base annual salary as of each January 1, exclusive of overtime, bonuses, fees and other special payments. Early retirement, disability, and death benefits are also payable under the Pension Plan, depending upon the participant's age and years of service. We expensed approximately $1,300 for the Pension Plan during the fiscal year ended June 30, 1996.

         The estimated base annual retirement benefits presented on a straight-line basis payable at normal retirement age (65) under the Pension Plan to persons in specified salary and years of service classifications are as follows (benefits noted in the table are not subject to any offset).


                                                          Years of Service
   Highest 5-Year
      Average
   Compensation               15              20             25             30              35             40           45
--------------------------------------------------------------------------------------------------------------------------
     $  40,000             $  9,000        $12,000        $15,000         $18,000      $  21,000      $  24,000       $  27,000
     $  60,000              $13,500        $18,000        $22,500         $27,000      $  31,500      $  36,000       $  40,500
     $  80,000              $18,000        $24,000        $30,000         $36,000      $  42,000      $  48,000       $  54,000
      $100,000              $22,500        $30,000        $37,500         $45,000      $  52,500      $  60,000       $  67,500
      $120,000              $27,000        $36,000        $45,000         $54,000      $  63,000      $  72,000       $  81,000

         Benefits are currently subject to maximum Code limitations of $120,000 per year. The years of service credited to Mr. Carter under the Pension Plan as of December 31, 1996 were 30.

         Executive Supplemental Retirement Agreement. We have also entered into non-qualified Executive Supplemental Retirement Agreements with Fred W. Carter, Stephen D. Davis and Cindy S. Chambers. Under these agreements, we have agreed to pay benefits to the named executives, in addition to the benefits payable under the Pension Plan, in an amount based upon 80% of the officer's highest base compensation earned for any 12-month period prior to the officer's normal retirement date, less any payments received by the officer from the Pension Plan during any year. Benefits payable to Mr. Carter under his Supplemental Retirement Agreement are to be based upon 80% of the highest base salary, plus bonuses, paid to him by us for any 12-month period prior to his normal retirement date.


         We  have  purchased  a  universal   insurance  policy  on  the  covered
individuals under which we paid a one-time premium and will receive an income stream that we will use to fund these Supplemental Retirement Plans. Our Board of Directors may at a later date decide to assign the insurance policy and the proceeds thereof to a "rabbi trust" that we may establish to secure the payment of benefits due to the covered employees under the Supplemental Retirement Plans. Under this arrangement, if adopted by our Board, the assets of the rabbi trust will be irrevocably set aside and generally may be used only for payment of benefits under the Supplemental Retirement Plans. The only exception is that the assets of the rabbi trust must be used to satisfy claims of the Holding Company's general creditors if the Holding Company were to become insolvent.


Transactions With Certain Related Persons

         We have followed a policy of offering to our directors, officers, and employees real estate mortgage loans secured by their principal residence as well as other loans. All of our loans to our directors, officers and employees are made on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions, and do not involve more than minimal risk of collectibility. Loans to directors, executive officers and their associates totaled approximately $2.2 million, or approximately 40% of consolidated retained earnings at March 31, 1997. This amount includes two loans to our directors Billy J. Wray and John J. Miller, neither of whom were directors or employees of Citizens when we originated the loans. The first loan, in the original principal amount of approximately $1.5 million, was originated in October, 1991 to both Mr. Wray and Mr. Miller and is secured by the 48-unit Clinton Estates apartment complex located in Frankfort. We sold a $542,000 nonrecourse participation in this loan to reduce the loan balance to within our lending limit. At March 31, 1997, this loan was current with a balance of approximately $1,343,000, of which approximately $841,000 was owed to us. The second loan, dated February, 1994, was a construction line of credit in the original amount of $620,000 to Mr. Miller, secured by eight condominiums and other real estate located in Tipton, Indiana. At March 31, 1997, this loan was also current with a balance of approximately $395,000. We are not obligated to advance additional funds pursuant to this line of credit. In our management's opinion, these loans are adequately collateralized.

         Current law authorizes us to make loans or extensions of credit to our executive officers, directors, and principal shareholders on the same terms that are available with respect to loans made to all of our employees. At present, our loans to executive officers, directors, principal shareholders and employees are made on the same terms generally available to the public. We may in the future, however, adopt a program under which we may waive loan application fees and closing costs with respect to loans made to such persons. Loans made to a director or executive officer in excess of the greater of $25,000 or 5% of our capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the Board of Directors. Our policy regarding loans to directors and all employees meets the requirements of current law.

Employee Stock Ownership Plan and Trust


         The Holding Company has established for our eligible employees an ESOP effective July 1, 1997, subject to our conversion to stock form. Employees with at least one year of employment with us and who have attained age 21 are eligible to participate. As part of the Conversion, the ESOP intends to borrow funds from the Holding Company and use those funds to purchase a number of shares equal to 8% of the Common Stock to be issued in the Conversion. Collateral for the loan will be the Common Stock purchased by the ESOP. The loan will be repaid principally from our discretionary contributions to the ESOP over a period of ten years. It is anticipated that the initial interest rate for the loan will be approximately 8.5%. Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid.

         Contributions to the ESOP and shares released from the suspense accounts in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, retirement, or disability will not receive any benefits under the ESOP. Forfeitures will be reallocated among remaining participating employees upon the earlier of the forfeiting participant's death or after the expiration of at least three years from the date on which such participant's employment was terminated. Benefits will be payable in the form of Common Stock or cash for fractional shares upon death, retirement, early retirement, disability or separation from service. Our contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated. In November 1993, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") 93-6, which requires us to record compensation expense in an amount equal to the fair market value of the shares released from the suspense account.

         In connection with the establishment of the ESOP, the Holding Company will establish a committee of our employees to administer the ESOP. The corporate trustee of the ESOP has not yet been selected. The ESOP committee may instruct the trustee regarding investment of funds contributed to the ESOP. The ESOP trustee, subject to its fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of participating employees. Under the ESOP, nondirected shares, and shares held in the suspense account, will be voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock so long as such vote is in accordance with the provisions of ERISA.


Stock Option Plan

         At a meeting of the Holding Company's shareholders to be held at least six months after the completion of the Conversion, the Board of Directors intends to submit for shareholder approval the Stock Option Plan for directors and officers of Citizens and of the Holding Company. If approved by the shareholders, Common Stock in an aggregate amount equal to 10.0% of the shares issued in the Conversion would be reserved for issuance by the Holding Company upon the exercise of the stock options granted under the Stock Option Plan.
Assuming the issuance of 800,000 shares in the Conversion, an aggregate of 80,000 shares would be reserved for issuance under the Stock Option Plan. No options would be granted under the Stock Option Plan until the date on which shareholder approval is received. At that time, it is anticipated that options for the following number of shares will be granted to the following directors, executive officers and employees of Citizens and the Holding Company:

                                                    Percentage of Shares
                    Optionee                        Issued in Conversion
                    --------                        --------------------
  Fred W. Carter......................................     2.50%
  Other Executive Officers as a group ................     2.25
  Directors ..........................................     3.00
                                                           ----
      Total...........................................     7.75%
                                                           ====

         It is anticipated that these options would be granted for terms of 10 years (in the case of incentive options) or 10 years and one day (in the case of non-qualified options), and at an option price per share equal to the fair market value of the shares on the date of grant of the stock options. If the Stock Option Plan is adopted within one year following the Conversion, options will become exercisable at a rate of 20% at the end of each twelve (12) months of service with us after the date of grant, subject to early vesting in the event of death or disability. Options granted under the Stock Option Plan are adjusted for capital changes such as stock splits and stock dividends. Unless the Holding Company decides to call an earlier special meeting of shareholders, the date of grant of these options is expected to be the date of the Holding Company's annual meeting of shareholders to be held at least six months after the Conversion.

         The Stock Option Plan would be administered by a Committee of non-employee members of the Holding Company's Board of Directors. Options granted under the Stock Option Plan to employees could be "incentive" stock options designed to result in a beneficial tax treatment to the employee but no tax deduction to the Holding Company. Non-qualified stock options could also be granted under the Stock Option Plan, and will be granted to the non-employee directors to receive grants of stock options. In the event an option recipient terminated his or her employment or service as an employee or director, the options would terminate during certain specified periods.

RRP

         At a meeting of the Holding Company's shareholders to be held at least six months after the completion of the Conversion, the Board of Directors also intends to submit the RRP for shareholder approval. The RRP will provide our directors and officers with an ownership interest in the Holding Company in a manner designed to encourage them to continue their service with us. Citizens will contribute funds to the RRP from time to time to enable it to acquire an aggregate amount of Common Stock equal to up to 4% of the shares of Common Stock issued in the Conversion, either directly from the Holding Company or on the open market. Four percent of the shares issued in the Conversion would amount to 27,000 shares, 32,000 shares, 36,800 or 42,320 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. In the event that additional authorized but unissued shares would be acquired by the RRP after the Conversion, the interests of existing shareholders would be diluted. If the RRP is adopted, our executive officers and directors will be awarded Common Stock under the RRP without having to pay cash for the shares.

         No awards under the RRP would be made until the date the RRP is approved by the Holding Company's shareholders. At that time, it is anticipated that awards of the following number of shares would be made to the following directors and executive officers of the Holding Company and Citizens:

                                              Percentage of Shares
                 Recipient of               Issued in Conversion to be
                    Awards                       Awarded Under RRP
                    ------                       -----------------
 Fred W. Carter..................................         1.0%
 Other Executive Officers as a group ............         0.9
 Directors.......................................         1.2
                                                         ----
     Total.......................................         3.1%
                                                         ====

         Awards would be nontransferable and nonassignable, and during the lifetime of the recipient could only be earned by and made to him or her. If the RRP is adopted within one year following the Conversion, the shares which are subject to an award would vest and be earned by the recipient at a rate of 20% of the shares awarded at the end of each full twelve (12) months of service with us after the date of grant of the award. Awards are adjusted for capital changes such as stock dividends and stock splits. Notwithstanding the foregoing, awards would be 100% vested upon termination of employment or service due to death or disability. If employment or service were to terminate for other reasons, the grantee's nonvested awards will be forfeited. If employment or service is terminated for cause (as would be defined in the RRP), or if conduct would have justified termination or removal for cause, shares not already delivered under the RRP, whether or not vested, could be forfeited by resolution of the Board of Directors of the Holding Company.

         When shares become vested and could actually be distributed in accordance with the RRP, the participants would also receive amounts equal to accrued dividends and other earnings or distributions payable with respect thereto. When shares become vested under the RRP, the participant will recognize income equal to the fair market value of the Common Stock earned, determined as of the date of vesting, unless the recipient makes an election under ss. 83(b) of the Code to be taxed earlier. The amount of income recognized by the participant would be a deductible expense for tax purposes for the Holding Company. Shares not yet vested under the RRP will be voted by the Trustee of the RRP, taking into account the best interests of the recipients of the RRP awards.

                                   REGULATION
General

         As a federally chartered, SAIF-insured savings association, we are subject to extensive regulation by the OTS and the FDIC. For example, we must obtain OTS approval before we may engage in certain activities and must file reports with the OTS regarding our activities and financial condition. The OTS periodically examines our books and records and, in conjunction with the FDIC in certain situations, has examination and enforcement powers. This supervision and regulation are intended primarily for the protection of depositors and federal deposit insurance funds. Our semi- annual assessment owed to the OTS, which is based upon a specified percentage of assets, is approximately $7,800.

         We are also subject to federal and state regulation as to such matters as loans to officers, directors, or principal shareholders, required reserves, limitations as to the nature and amount of our loans and investments, regulatory approval of any merger or consolidation, issuance or retirements of our securities, and limitations upon other aspects of banking operations. In addition, our activities and operations are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-In-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

         The United States Congress is considering legislation that would require all federal savings associations, such as Citizens, to either convert to a national bank or a state-chartered bank by a specified date to be determined. In addition, under the legislation, the Holding Company likely would not be regulated as a savings and loan holding company but rather as a bank holding company. This proposed legislation would abolish the OTS and transfer its functions among the other federal banking regulators. Certain aspects of the legislation remain to be resolved and, therefore, no assurance can be given as to whether or in what form the legislation will be enacted or its effect on the Holding Company and Citizens.

Savings and Loan Holding Company Regulation

         As the holding company for Citizens, the Holding Company will be regulated as a "non-diversified savings and loan holding company" within the meaning of the Home Owners' Loan Act of 1933, as amended ("HOLA"), and subject to regulatory oversight of the Director of the OTS. As such, the Holding Company is registered with the OTS and thereby subject to OTS regulations, examinations, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, we are subject to certain restrictions in our dealings with the Holding Company and with other companies affiliated with the Holding Company.

         In general, the HOLA prohibits a savings and loan holding company, without prior approval of the Director of the OTS, from acquiring control of another savings association or savings and loan holding company or retaining more than 5% of the voting shares of a savings association or of another holding company which is not a subsidiary. The HOLA also restricts the ability of a director or officer of the Holding Company, or any person who owns more than 25% of the Holding Company's stock, from acquiring control of another savings association or savings and loan holding company without obtaining the prior approval of the Director of the OTS.

         The Holding Company's Board of Directors presently intends to operate the Holding Company as a unitary savings and loan holding company. There are generally no restrictions on the permissible business activities of a unitary savings and loan holding company.

         Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings association subsidiary of such a holding company fails to meet the Qualified Thrift Lender ("QTL") test, then such unitary holding company would become subject to the activities restrictions applicable to multiple holding companies. (Additional restrictions on securing advances from the FHLB also apply.) See "--Qualified Thrift Lender." At March 31, 1997, our asset composition was in excess of that required to qualify us as a Qualified Thrift Lender.

         If the Holding Company were to acquire control of another savings association other than through a merger or other business combination with Citizens, the Holding Company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings association meets the QTL test, the activities of the Holding Company and any of its subsidiaries (other than Citizens or other subsidiary savings associations) would thereafter be subject to further restrictions. The HOLA provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings association shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity other than (i) furnishing or performing management services for a subsidiary savings association, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings association,
(iv) holding or managing properties used or occupied by a subsidiary savings association, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by the FSLIC by regulation as of March 5, 1987, to be engaged in by multiple holding companies, or (vii) those activities authorized by the Federal Reserve Board (the "FRB") as permissible for bank holding companies, unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above must also be approved by the Director of the OTS before a multiple holding company may engage in such activities.

         The Director of the OTS may also approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state, if the multiple savings and loan holding company involved controls a savings association which operated a home or branch office in the state of the association to be acquired as of March 5, 1987, or if the laws of the state in which the association to be acquired is located specifically permit associations to be acquired by state-chartered associations or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings associations). Also, the Director of the OTS may approve an acquisition resulting in a multiple savings and loan holding company controlling savings associations in more than one state in the case of certain emergency thrift acquisitions.

         Indiana law permits federal and state savings association holding companies with their home offices located outside of Indiana to acquire savings associations whose home offices are located in Indiana and savings association holding companies with their principal place of business in Indiana ("Indiana Savings Association Holding Companies") upon receipt of approval by the Indiana Department of Financial Institutions. Moreover, Indiana Savings Association Holding Companies may acquire savings associations with their home offices located outside of Indiana and savings association holding companies with their principal place of business located outside of Indiana upon receipt of approval by the Indiana Department of Financial Institutions.

         No subsidiary savings association of a savings and loan holding company may declare or pay a dividend on its permanent or nonwithdrawable stock unless it first gives the Director of the OTS 30 days advance notice of such declaration and payment. Any dividend declared during such period or without giving notice shall be invalid.

Federal Home Loan Bank System

         We are a member of the FHLB of Indianapolis, which is one of twelve regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by savings associations and proceeds derived from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. The Federal Housing Finance Board ("FHFB"), an
independent   agency,   controls  the  FHLB  System,   including   the  FHLB  of
Indianapolis.

         As a member, we are required to purchase and maintain stock in the FHLB of Indianapolis in an amount equal to at least 1% of our aggregate unpaid residential mortgage loans, home purchase contracts, or similar obligations at the beginning of each year. At March 31, 1997, our investment in stock of the FHLB of Indianapolis was $332,000. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate-related collateral to 30% of a member's capital and limiting total advances to a member. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing.

         The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. For the fiscal year ended June 30, 1996, dividends paid by the FHLB of Indianapolis to us totaled approximately $26,000, for an annual rate of 7.9%.

Insurance of Deposits

         Deposit Insurance. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of banks and thrifts and safeguards the safety and soundness of the banking and thrift industries.

The FDIC administers two separate insurance funds, the Bank Insurance Fund (the "BIF") for commercial banks and state savings banks and the SAIF for savings associations such as Citizens and banks that have acquired deposits from savings associations. The FDIC is required to maintain designated levels of reserves in each fund. As of September 30, 1996, the reserves of the SAIF were below the level required by law, primarily because a significant portion of the assessments paid into the SAIF have been used to pay the cost of prior thrift failures, while the reserves of the BIF met the level required by law in May, 1995. However, on September 30, 1996, provisions designed to recapitalize the SAIF and eliminate the premium disparity between the BIF and SAIF were signed into law. See "-- Assessments" below.

         Assessments. The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF and members of the SAIF. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to the target level within a reasonable time and may decrease these rates if the target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments vary depending on the risk the institution poses to its deposit insurance fund. An institution's risk level is determined based on its capital level and the FDIC's level of supervisory concern about the institution.

         On September 30, 1996, President Clinton signed into law legislation which included provisions designed to recapitalize the SAIF and eliminate the significant premium disparity between the BIF and the SAIF. Under the new law, we were charged a one-time special assessment equal to $.657 per $100 in assessable deposits at March 31, 1995. We recognized this one-time assessment as a non-recurring operating expense of $211,000 ($127,000 after tax) during the three-month period ending September 30, 1996, and we paid this assessment on November 27, 1996. The assessment was fully deductible for both federal and state income tax purposes. Beginning January 1, 1997, our annual deposit insurance premium was reduced from .23% to .0644% of total assessable deposits. BIF institutions pay lower assessments than comparable SAIF institutions because BIF institutions pay only 20% of the rate being paid by SAIF institutions on their deposits with respect to obligations issued by the federally-chartered corporation which provided some of the financing to resolve the thrift crisis in the 1980's ("FICO"). The 1996 law also provides for the merger of the SAIF and the BIF by 1999, but not until such time as bank and thrift charters are combined. Until the charters are combined, savings associations with SAIF deposits may not transfer deposits into the BIF system without paying various exit and entrance fees, and SAIF institutions will continue to pay higher FICO assessments. Such exit and entrance fees need not be paid if a SAIF institution converts to a bank charter or merges with a bank, as long as the resulting bank continues to pay applicable insurance assessments to the SAIF, and as long as certain other conditions are met.

Savings Association Regulatory Capital

         Currently, savings associations are subject to three separate minimum capital-to-assets requirements: (i) a leverage limit, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. The leverage limit requires that savings associations maintain "core capital" of at least 3% of total assets. Core capital is generally defined as common shareholders' equity (including retained income), noncumulative perpetual preferred stock and related surplus, certain minority equity interests in subsidiaries, qualifying supervisory goodwill, purchased mortgage servicing rights and purchased credit card relationships (subject to certain limits) less nonqualifying intangibles. Under the tangible capital requirement, a savings association must maintain tangible capital (core capital less all intangible assets except purchased mortgage servicing rights which may be included after making the above-noted adjustment in an amount up to 100% of tangible capital) of at least 1.5% of total assets. Under the risk-based capital requirements, a minimum amount of capital must be maintained by a savings association to account for the relative risks inherent in the type and amount of assets held by the savings association. The risk-based capital requirement requires a savings association to maintain capital (defined generally for these purposes as core capital plus general valuation allowances and permanent or maturing capital instruments such as preferred stock and subordinated debt less assets required to be deducted) equal to 8.0% of risk-weighted assets. Assets are ranked as to risk in one of four categories (0-100%). A credit risk-free asset, such as cash, requires no risk-based capital, while an asset with a significant credit risk, such as a non-accrual loan, requires a risk factor of 100%. Moreover, a savings association must deduct from capital, for purposes of meeting the core capital, tangible capital and risk-based capital requirements, its entire investment in and loans to a subsidiary engaged in activities not permissible for a national bank (other than exclusively agency activities for its customers or mortgage banking subsidiaries). At March 31, 1997, we were in compliance with all capital requirements imposed by law.

         The OTS has promulgated a rule which sets forth the methodology for calculating an interest rate risk component to be used by savings associations in calculating regulatory capital. The OTS has delayed the implementation of this rule, however. The rule requires savings associations with "above normal" interest rate risk (institutions whose portfolio equity would decline in value by more than 2% of assets in the event of a hypothetical 200-basis-point move in interest rates) to maintain additional capital for interest rate risk under the risk-based capital framework. If the OTS were to implement this regulation, we would be exempt from its provisions because we have less than $300 million in assets and our risk-based capital ratio exceeds 12%. We nevertheless measure our interest rate risk in conformity with the OTS regulation and, as of March 31, 1997, our interest rate risk was slightly outside the parameters set forth in the regulation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Citizens Savings Bank of Frankfort -- Asset/Liability Management."

         If an association is not in compliance with the capital requirements, the OTS is required to prohibit asset growth and to impose a capital directive that may restrict, among other things, the payment of dividends and officers' compensation. In addition, the OTS and the FDIC generally are authorized to take enforcement actions against a savings association that fails to meet its capital requirements. These actions may include restricting the operations activities of the association, imposing a capital directive, cease and desist order, or civil money penalties, or imposing harsher measures such as appointing a receiver or conservator or forcing the association to merge into another institution.

Prompt Corrective Regulatory Action

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FedICIA") requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, FedICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At March 31, 1997, we were categorized as "well capitalized," meaning that our total risk-based capital ratio exceeded 10%, our Tier I risk-based capital ratio exceeded 6%, our leverage ratio exceeded 5%, and we were not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure.

         The FDIC may order savings associations which have insufficient capital to take corrective actions. For example, a savings association which is categorized as "undercapitalized" would be subject to growth limitations and would be required to submit a capital restoration plan, and a holding company that controls such a savings association would be required to guarantee that the savings association complies with the restoration plan. "Significantly undercapitalized" savings associations would be subject to additional restrictions. Savings associations deemed by the FDIC to be "critically undercapitalized" would be subject to the appointment of a receiver or conservator.

Dividend Limitations

         An OTS regulation imposes limitations upon all "capital distributions" by savings associations, including cash dividends, payments by an association to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulation establishes a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized associations. A savings association which has total capital (immediately prior to and after giving effect to the capital distribution) that is at least equal to its fully phased-in capital requirements would be a Tier 1 institution ("Tier 1
Institution"). An association that has total capital at least equal to its minimum capital requirements, but less than its capital requirements, would be a Tier 2 institution ("Tier 2 Institution"). An institution having total capital that is less than its minimum capital requirements would be a Tier 3 institution ("Tier 3 Institution"). However, an institution which otherwise qualifies as a Tier 1 Institution may be designated by the OTS as a Tier 2 or Tier 3 Institution if the OTS determines that the institution is "in need of more than normal supervision." We are currently a Tier 1 Institution.

         A Tier 1 Institution may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the greater of (a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" at the beginning of the calendar year (the smallest excess over its capital requirements), or (b) 75% of its net income over the most recent four-quarter period. Any additional amount of capital distributions would require prior regulatory approval. Accordingly, at March 31, 1997, we had available approximately $1,362,000 for distribution, without consideration of any capital infusion from the Conversion.

         The OTS has proposed revisions to these regulations which would permit savings associations to declare dividends in amounts which would assure that they remain adequately capitalized following the dividend declaration. Savings associations in a holding company system which are rated Camel 1 or 2 and which are not in troubled condition would need to file a prior notice with the OTS concerning such dividend declaration.

         Pursuant to the Plan of Conversion, we will establish a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. See "The Conversion -- Principal Effects of Conversion." We will not be permitted to pay dividends to the Holding Company if our net worth would be reduced below the amount required for the liquidation account. We must also must file a notice with the OTS 30 days before declaring a dividend to the Holding Company.

Limitations on Rates Paid for Deposits

         Regulations promulgated by the FDIC pursuant to FedICIA place limitations on the ability of insured depository institutions to accept, renew or roll over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in the institution's normal market area. Under these regulations, "well-capitalized" depository institutions may accept, renew or roll such deposits over without restriction, "adequately capitalized" depository institutions may accept, renew or roll such deposits over with a waiver from the FDIC (subject to certain restrictions on payments of rates) and "undercapitalized" depository institutions may not accept, renew or roll such deposits over. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definition adopted by the agencies to implement the corrective action provisions of FedICIA. We do not believe that these regulations will have a materially adverse effect on our current operations.

Safety and Soundness Standards

         On February 2, 1995, the federal banking agencies adopted final safety and soundness standards for all insured depository institutions. The standards, which were issued in the form of guidelines rather than regulations, relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan may result in enforcement proceedings. On August 27, 1996, the federal banking agencies added asset quality and earning standards to the safety and soundness guidelines.

Real Estate Lending Standards

         OTS regulations require savings associations to establish and maintain written internal real estate lending policies. Each association's lending policies must be consistent with safe and sound banking practices and appropriate to the size of the association and the nature and scope of its operations. The policies must establish loan portfolio diversification standards; establish prudent underwriting standards, including loan-to-value limits, that are clear and measurable; establish loan administration procedures for the association's real estate portfolio; and establish documentation, approval, and reporting requirements to monitor compliance with the association's real estate lending policies. The association's written real estate lending policies must be reviewed and approved by the association's Board of Directors at least annually. Further, each association is expected to monitor conditions in its real estate market to ensure that its lending policies continue to be appropriate for current market conditions.

Loans to One Borrower

         Under OTS regulations, we may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of our unimpaired capital and surplus. Additional amounts may be lent, not in excess of 10% of unimpaired capital and surplus, if such loans or extensions of credit are fully secured by readily marketable collateral, including certain debt and equity securities but not including real estate. In some cases, a savings association may lend up to 30 percent of unimpaired capital and surplus to one borrower for purposes of developing domestic residential housing, provided that the association meets its regulatory capital requirements and the OTS authorizes the association to use this expanded lending authority. At March 31, 1997, we did not have any loans or extensions of credit to a single or related group of borrowers in excess of our lending limits. We do not believe that the loans-to-one-borrower limits will have a significant impact on our business operations or earnings following the Conversion.

Qualified Thrift Lender

         Savings associations must meet a QTL test. If we maintain an appropriate level of qualified thrift investments ("QTIs") (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualify as a QTL, we will continue to enjoy full borrowing privileges from the FHLB of Indianapolis. The required percentage of QTIs is 65% of portfolio assets (defined as all assets minus intangible assets, property used by the association in conducting its business and liquid assets equal to 10% of total assets). Certain assets are subject to a percentage limitation of 20% of portfolio assets. In addition, savings associations may include shares of stock of the FHLBs, FNMA, and FHLMC as QTIs. Compliance with the QTL test is determined on a monthly basis in nine out of every twelve months. As of March 31, 1997, we were in compliance with our QTL requirement, with approximately 88% of our assets invested in QTIs.

         A savings association which fails to meet the QTL test must either convert to a bank (but its deposit insurance assessments and payments will be those of and paid to the SAIF) or be subject to the following penalties: (i) it may not enter into any new activity except for those permissible for a national bank and for a savings association; (ii) its branching activities shall be limited to those of a national bank; (iii) it shall not be eligible for any new FHLB advances; and (iv) it shall be bound by regulations applicable to national banks respecting payment of dividends. Three years after failing the QTL test the association must (i) dispose of any investment or activity not permissible for a national bank and a savings association and (ii) repay all outstanding FHLB advances. If such a savings association is controlled by a savings and loan holding company, then such holding company must, within a prescribed time period, become registered as a bank holding company and become subject to all rules and regulations applicable to bank holding companies (including restrictions as to the scope of permissible business activities).

Acquisitions or Dispositions and Branching


         The Bank Holding Company Act specifically authorizes a bank holding company, upon receipt of appropriate regulatory approvals, to acquire control of any savings association or holding company thereof wherever located. Similarly, a savings and loan holding company may acquire control of a bank. Moreover, federal savings associations may acquire or be acquired by any insured depository institution. Regulations promulgated by the FRB restrict the branching authority of savings associations acquired by bank holding companies. Savings associations acquired by bank holding companies may be converted to banks if they continue to pay SAIF premiums, but as such they become subject to branching and activity restrictions applicable to banks.


         Subject to certain exceptions, commonly-controlled banks and savings associations must reimburse the FDIC for any losses suffered in connection with a failed bank or savings association affiliate. Institutions are commonly controlled if one is owned by another or if both are owned by the same holding company. Such claims by the FDIC under this provision are subordinate to claims of depositors, secured creditors, and holders of subordinated debt, other than affiliates.

         The OTS has adopted regulations which permit nationwide branching to the extent permitted by federal statute. Federal statutes permit federal savings associations to branch outside of their home state if the association meets the domestic building and loan test in ss.7701(a)(19) of the Code or the asset composition test of ss.7701(c) of the Code. Branching that would result in the formation of a multiple savings and loan holding company controlling savings associations in more than one state is permitted if the law of the state in which the savings association to be acquired is located specifically authorizes acquisitions of its state-chartered associations by state-chartered associations or their holding companies in the state where the acquiring association or holding company is located. Moreover, Indiana banks and savings associations are permitted to acquire other Indiana banks and savings associations and to establish branches throughout Indiana.

         Finally, The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") permits bank holding companies to acquire banks in other states and, with state consent and subject to certain limitations, allows banks to acquire out-of-state branches either through merger or de novo expansion. The State of Indiana enacted legislation establishing interstate branching provisions for Indiana state-chartered banks consistent with those established by the Riegle-Neal Act (the "Indiana Branching Law"). The Indiana Branching Law authorizes Indiana banks to branch interstate by merger or de novo expansion, provided that such transactions are not permitted to out-of-state banks unless the laws of their home states permit Indiana banks to merge or establish de novo banks on a reciprocial basis. The Indiana Branching Law became effective March 15, 1996.

Transactions with Affiliates

         We are subject to Sections 22(h), 23A and 23B of the Federal Reserve Act, which restrict financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank or savings association and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

Federal Securities Law


         The shares of Common Stock of the Holding Company will be registered with the SEC under the Securities Exchange Act of 1934, as amended (the "1934 Act") as soon as practicable following the Conversion. The Holding Company will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the 1934 Act and the rules of the SEC thereunder. After three years following our conversion to stock form, if the Holding Company has fewer than 300 shareholders, it may deregister its shares under the 1934 Act and cease to be subject to the foregoing requirements.


         Shares of Common Stock held by persons who are affiliates of the Holding Company may not be resold without registration unless sold in accordance with the resale restrictions of Rule 144 under the 1933 Act. If the Holding Company meets the current public information requirements under Rule 144, each affiliate of the Holding Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Holding Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Community Reinvestment Act Matters

         Federal law requires that ratings of depository institutions under the Community Reinvestment Act of 1977 ("CRA") be disclosed. The disclosure includes both a four-unit descriptive rating -- outstanding, satisfactory, needs to improve, and substantial noncompliance -- and a written evaluation of an institution's performance. Each FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLBs. The standards take into account a member's performance under the CRA and its record of lending to first-time home buyers. The OTS has designated our record of meeting community credit needs as outstanding, which is the highest available designation.

                                    TAXATION
Federal Taxation

         Historically, savings associations, such as Citizens, have been permitted to compute bad debt deductions using either the bank experience method or the percentage of taxable income method. However, for years beginning after December 31, 1995, no savings association may use the percentage of taxable income method of computing its allowable bad debt deduction for tax purposes. Instead, all savings associations are required to compute their allowable deduction using the experience method. As a result of the repeal of the percentage of taxable income method, reserves taken after 1987 using the percentage of taxable income method generally must be included in future taxable income over a six-year period, although a two-year delay may be permitted for associations meeting a residential mortgage loan origination test. Citizens will recapture approximately $60,000 over a six-year period beginning with the June 30, 1997 federal tax return. In addition, the pre-1988 reserve, for which no deferred taxes have been recorded, need not be recaptured into income unless (i) the savings association no longer qualifies as a bank under the Code, or (ii) the savings association pays out excess dividends or distributions.

         Depending on the composition of its items of income and expense, a savings association may be subject to the alternative minimum tax. A savings association must pay an alternative minimum tax on the amount (if any) by which 20% of alternative minimum taxable income ("AMTI"), as reduced by an exemption varying with AMTI, exceeds the regular tax due. AMTI equals regular taxable income increased or decreased by certain tax preferences and adjustments, including depreciation deductions in excess of that allowable for alternative minimum tax purposes, tax-exempt interest on most private activity bonds issued after August 7, 1986 (reduced by any related interest expense disallowed for regular tax purposes), the amount of the bad debt reserve deduction claimed in excess of the deduction based on the experience method and 75% of the excess of adjusted current earnings over AMTI (before this adjustment and before any alternative tax net operating loss). AMTI may be reduced only up to 90% by net operating loss carryovers, but alternative minimum tax paid can be credited against regular tax due in later years.

         For federal income tax purposes, we have been reporting our income and expenses on the accrual method of accounting. Our federal income tax returns have not been audited in recent years.

State Taxation

         We are subject to Indiana's Financial Institutions Tax ("FIT"), which is imposed at a flat rate of 8.5% on "adjusted gross income." "Adjusted gross income," for purposes of FIT, begins with taxable income as defined by Section 63 of the Code and, thus, incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana modifications. Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

         Our state income tax returns have not been audited in recent years.

         For further information relating to the tax consequences of the Conversion, see "The Conversion -- Principal Effects of Conversion -- Tax Effects."

               RESTRICTIONS ON ACQUISITION OF THE HOLDING COMPANY

General

         Although the Boards of Directors of Citizens and the Holding Company are not aware of any effort that might be made to obtain control of the Holding Company after the Conversion, the Boards of Directors believe that it is appropriate to include certain provisions in the Holding Company's Articles of Incorporation (the "Articles") to protect the interests of the Holding Company and its shareholders from unsolicited changes in the control of the Holding Company in circumstances that the Board of Directors of the Holding Company concludes will not be in the best interests of Citizens, the Holding Company or the Holding Company's shareholders.

         Although the Holding Company's Board of Directors believes that the restrictions on acquisition described below are beneficial to shareholders, the provisions may have the effect of rendering the Holding Company less attractive to potential acquirors, thereby discouraging future takeover attempts which would not be approved by the Board of Directors but which certain shareholders might deem to be in their best interest or pursuant to which shareholders might receive a substantial premium for their shares over then current market prices. These provisions will also render the removal of the incumbent Board of Directors and of management more difficult. The Board of Directors has, however, concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

         The following general discussion contains a summary of the material provisions of the Articles, the Holding Company's Code of By-Laws (the "By-Laws"), and certain other regulatory provisions, that may be deemed to have an effect of delaying, deferring or preventing a change in the control of the Holding Company. The following description of certain of these provisions is general and not necessarily complete, and with respect to provisions contained in the Articles and By-Laws, reference should be made in each case to the document in question, each of which is part of our application for approval of the Conversion or the Holding Company's Registration Statement filed with the SEC. See "Additional Information."

Provisions of the Holding Company's Articles and By-Laws


         Directors. Certain provisions in the Articles and By-Laws will impede changes in majority control of the Board of Directors of the Holding Company. The Articles provide that the Board of Directors of the Holding Company will be divided into three classes, with directors in each class elected for three-year staggered terms. Therefore, it would take two annual elections to replace a majority of the Holding Company's Board. Moreover, the Holding Company's By-Laws provide that directors of the Holding Company must be residents of Clinton County, Indiana, must have had a loan or deposit relationship with us which they have maintained for twelve (12) months prior to their nomination to the Board, and, if nonemployee directors, must have served as a member of a civic or community organization based in Clinton County, Indiana for at least twelve (12) months during the five years prior to their nomination to the Board. Therefore, the ability of a shareholder to attract qualified nominees to oppose persons nominated by the Board of Directors may be limited.


         The Articles also provide that the size of the Board of Directors shall range between five and fifteen directors, with the exact number of directors to be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors of the Holding Company.

         The Articles provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors then in office. Finally, the By-Laws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

         The Articles provide that a director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of at least 80% of the shares eligible to vote generally in the election of directors. Removal for "cause" is limited to the grounds for termination in the OTS regulation relating to employment contracts of federally-insured savings associations.

         Restrictions on Call of Special Meetings. The Articles provide that a special meeting of shareholders may be called only by the Chairman of the Board of the Holding Company or pursuant to a resolution adopted by a majority of the total number of directors of the Holding Company. Shareholders are not authorized to call a special meeting.

         No Cumulative Voting. The Articles provide that there shall be no cumulative voting rights in the election of directors.

         Authorization of Preferred Stock. The Articles authorize 2,000,000 shares of preferred stock, without par value. The Holding Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (if any and which could be as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Holding Company not approved by the Board of Directors, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board of Directors deems to be in the best interests of the Holding Company and its shareholders.

         Limitations on 10% Shareholders. The Articles provide that: (i) no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of the Holding Company (provided that such limitation shall not apply to the acquisition of equity securities by any one or more tax-qualified employee stock benefit plans maintained by the Holding Company, if the plan or plans beneficially own no more than 25% of any class of such equity security of the Holding Company); and that
(ii) shares beneficially owned in violation of the stock ownership restriction described above shall not be entitled to vote and shall not be voted by any person or counted as voting stock in connection with any matter submitted to a vote of shareholders. For these purposes, a person (including management) who has obtained the right to vote shares of the Common Stock pursuant to revocable proxies shall not be deemed to be the "beneficial owner" of those shares if that person is not otherwise deemed to be a beneficial owner of those shares.


         Evaluation of Offers. The Articles of the Holding Company provide that the Board of Directors of the Holding Company, when determining to take or refrain from taking corporate action on any matter, including making or declining to make any recommendation to the Holding Company's shareholders, may, in connection with the exercise of its judgment in determining what is in the best interest of the Holding Company, Citizens and the shareholders of the Holding Company, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on the Holding Company's customers and Citizens' present and future account holders, borrowers, employees and suppliers; the effect on the communities in which the Holding Company and Citizens operate or are located; and the effect on the ability of the Holding Company to fulfill the objectives of a holding company and of us or future financial institution subsidiaries to fulfill the objectives of a financial institution under applicable statutes and regulations. The Articles of the Holding Company also authorize the Board of Directors to take certain actions to encourage a person to negotiate for a change of control of the Holding Company or to oppose such a transaction deemed undesirable by the Board of Directors including the adoption of so-called shareholder rights plans. By having these standards and provisions in the Articles of the Holding Company, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of the Holding Company, even if the price offered is significantly greater than the then market price of any equity security of the Holding Company.


         Procedures for Certain Business Combinations. The Articles require that certain business combinations between the Holding Company (or any majority-owned subsidiary thereof) and a 10% or greater shareholder either be approved (i) by at least 80% of the total number of outstanding voting shares of the Holding Company or (ii) by a majority of certain directors unaffiliated with such 10% or greater shareholder or involve consideration per share generally equal to the higher of (A) the highest amount paid by such 10% shareholder or its affiliates in acquiring any shares of the Common Stock or (B) the "Fair Market Value" (generally, the highest closing bid paid for the Common Stock during the thirty days preceding the date of the announcement of the proposed business combination or on the date the 10% or greater shareholder became such, whichever is higher).

         Amendments to Articles and Bylaws. Amendments to the Articles must be approved by a majority vote of the Holding Company's Board of Directors and also by a majority of the outstanding shares of the Holding Company's voting shares; provided, however, that approval by at least 80% of the outstanding voting shares is required for certain provisions (i.e., provisions relating to number, classification, and removal of directors; provisions relating to the manner of amending the By-Laws; call of special shareholder meetings; criteria for evaluating certain offers; certain business combinations; and amendments to provisions relating to the foregoing). The provisions concerning limitations on the acquisition of shares may be amended only by an 80% vote of the Holding Company's outstanding shares unless at least two-thirds of the Holding Company's Continuing Directors (directors of the Holding Company on June 10, 1997, or directors recommended for appointment or election by a majority of such directors) approve such amendments in advance of their submission to a vote of shareholders (in which case only a majority vote of shareholders is required).

         The By-Laws may be amended only by a majority vote of the total number of directors of the Holding Company.

         Purpose and Effects of the Anti-Takeover Provisions of the Holding Company Articles and By-Laws. The Holding Company's Board of Directors believes that the provisions described above are prudent and will reduce the Holding Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions will also assist in the orderly deployment of the Conversion proceeds into productive assets during the initial period after the Conversion. The Board of Directors believes these provisions are in the best interest of Citizens and the Holding Company and its shareholders. In the judgment of the Board of Directors, the Holding Company's Board of Directors will be in the best position to determine the true value of the Holding Company and to negotiate more effectively for what may be in the best interests of the Holding Company and its shareholders. The Board of Directors believes that these provisions will encourage potential acquirors to negotiate directly with the Board of Directors of the Holding Company and discourage hostile takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflecting the true value of the Holding Company and which is in the best interests of all shareholders.

         Attempts to take over financial institutions and their holding companies have recently increased. Takeover attempts that have not been negotiated with and approved by the Board of Directors present to shareholders the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time to obtain maximum value for the Holding Company and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Holding Company's assets.

         An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to undertake defensive measures at a great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objective may not be similar to that of the remaining shareholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive the Holding Company's remaining shareholders of the benefits of certain protective provisions of the 1934 Act, if the number of beneficial owners becomes less than 300 and the Holding Company terminates its registration under the 1934 Act.

         Despite the belief of the Holding Company's Board of Directors in the benefits to shareholders of the foregoing provisions, the provisions may also have the effect of discouraging future takeover attempts which would not be approved by the Board of Directors, but which certain shareholders might deem to be in their best interest or pursuant to which shareholders might receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. These provisions will also render the removal of the incumbent Board of Directors and of management more difficult. The Board of Directors has, however, concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

Other Restrictions on Acquisition of the Holding Company and Citizens

         State Law. Several provisions of the Indiana Business Corporation Law, as amended (the "IBCL"), could affect the acquisition of shares of the Common Stock or otherwise affect the control of the Holding Company. Chapter 43 of the IBCL prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between corporations such as the Holding Company (assuming that it has over 100 shareholders) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, for five years following the date on which the shareholder obtained 10% ownership unless the acquisition was approved in advance of that date by the board of directors. If prior approval is not obtained, several price and procedural requirements must be met before the business combination can be completed. These requirements are similar to those contained in the Holding Company Articles and described in " -- Provisions of the Holding Company's Articles and By-Laws -- Procedures for Certain Business Combinations." In general, the price requirements contained in the IBCL may be more stringent than those imposed in the Holding Company Articles. However, the procedural restraints imposed by the Holding Company Articles are somewhat broader than those imposed by the IBCL. Also, the provisions of the IBCL may change at some future date, but the relevant provisions of the Holding Company Articles may only be amended by an 80% vote of the shareholders of the Holding Company.

         In addition, the IBCL contains provisions designed to assure that minority shareholders have some say in their future relationship with Indiana corporations in the event that a person made a tender offer for, or otherwise acquired, shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of corporations having 100 or more shareholders (the "Control Share Acquisitions Statute"). Under the Control Share Acquisitions Statute, if an acquiror purchases those shares at a time that the corporation is subject to the Control Share Acquisitions Statute, then until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof and by the acquiror), approves in a special or annual meeting the rights of the acquiror to vote the shares which take the acquiror over each level of ownership as stated in the statute, the acquiror cannot vote these shares. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its Articles of Incorporation or By-Laws. The Holding Company, however, will be subject to this statute following the Conversion because of its desire to discourage non-negotiated hostile takeovers by third parties.

         The IBCL specifically authorizes Indiana corporations to issue options, warrants or rights for the purchase of shares or other securities of the corporation or any successor in interest of the corporation. These options, warrants or rights may, but need not be, issued to shareholders on a pro rata basis.

         The IBCL specifically authorizes directors, in considering the best interest of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. As described above, the Holding Company Articles contain a provision having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interest of the corporation. In addition, the IBCL states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be "reasonable in relation to the threat posed".

         In taking or declining to take any action or in making any recommendation to a corporation's shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of the disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

         Because of the foregoing provisions of the IBCL, the Board will have flexibility in responding to unsolicited proposals to acquire the Holding Company, and accordingly it may be more difficult for an acquiror to gain control of the Holding Company in a transaction not approved by the Board.

         Federal Limitations. For three years following the Conversion, OTS regulations prohibit any person (including entities), without the prior approval of the OTS, from offering to acquire or acquiring more than 10% of any class of equity security, directly or indirectly, of a converted savings association or its holding company. This restriction does not apply to the acquisition by any one or more tax-qualified employee stock benefit plans maintained by Citizens or the Holding Company, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security of the Holding Company. For these purposes, a person (including management) who has obtained the right to vote shares of the Common Stock pursuant to revocable proxies shall not be deemed to be the "beneficial owner" of those shares if that person is not otherwise deemed to be a beneficial owner of those shares.

         The Change in Bank Control Act provides that no "person," acting directly or indirectly, or through or in concert with one or more persons, other than a company, may acquire control of a savings association or a savings and loan holding company unless at least 60 days prior written notice is given to the OTS and the OTS has not objected to the proposed acquisition.

         The Savings and Loan Holding Company Act also prohibits any "company," directly or indirectly or acting in concert with one or more other persons, or through one or more subsidiaries or transactions, from acquiring control of an insured savings institution without the prior approval of the OTS. In addition, any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company by the OTS.

         The term "control" for purposes of the Change in Bank Control Act and the Savings and Loan Holding Company Act includes the power, directly or indirectly, to vote more than 25% of any class of voting stock of the savings association or to control, in any manner, the election of a majority of the directors of the savings association. It also includes a determination by the OTS that such company or person has the power, directly or indirectly, to exercise a controlling influence over or to direct the management or policies of the savings association.

         OTS regulations also set forth certain "rebuttable control determinations" which arise (i) upon an acquisition of more than 10% of any class of voting stock of a savings association; or (ii) upon an acquisition of more than 25% of any class of voting or nonvoting stock of a savings association; provided that, in either case, the acquiror is subject to any of eight enumerated "control factors," which are: (1) the acquiror would be one of the two largest holders of any class of voting stock of the association; (2) the acquiror would hold more than 25% of the total shareholders' equity of the association; (3) the acquiror would hold more than 35% of the combined debt securities and shareholders' equity of the savings association; (4) the acquiror is a party to any agreement pursuant to which the acquiror possesses a material economic stake in the savings association or which enables the acquiror to influence a material aspect of the management or policies of the association;
(5) the acquiror would have the ability, other than through the holding of revocable proxies, to direct the votes of more than 25% of a class of the voting stock or to vote in the future more than 25% of such voting stock upon the occurrence of a future event; (6) the acquiror would have the power to direct the disposition of more than 25% of the association's voting stock in a manner other than a widely dispersed or public offering; (7) the acquiror and/or his representative would constitute more than one member of the association's board of directors; or (8) the acquiror would serve as an executive officer or in a similar policy-making position with the association. For purposes of determining percentage share ownership, a person is presumed to be acting in concert with certain specified persons and entities, including members of the person's immediate family, whether or not those family members share the same household with the person.

         The regulations also specify the criteria which the OTS uses to evaluate control applications. The OTS is empowered to disapprove an acquisition of control if it finds, among other things, that (i) the acquisition would substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors, or (iii) the competency, experience, or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution, or the public to permit the acquisition of control by such person.

                          DESCRIPTION OF CAPITAL STOCK

         The Holding Company is authorized to issue 5,000,000 shares of Common Stock, without par value, all of which have identical rights and preferences, and 2,000,000 shares of preferred stock, without par value. The Holding Company expects to issue up to 1,058,000 shares of Common Stock and no shares of preferred stock in the Conversion. The Holding Company has received an opinion of its counsel that the shares of Common Stock issued in the Conversion will be validly issued, fully paid, and not liable for further call or assessment. This opinion was filed with the SEC as an exhibit to the Holding Company's Registration Statement under the 1933 Act.

         Shareholders of the Holding Company will have no preemptive rights to acquire additional shares of Common Stock which may be subsequently issued. The Common Stock will represent nonwithdrawable capital, will not be of an insurable type and will not be federally insured by the FDIC or any government entity.

         Under Indiana law, the holders of the Common Stock will possess exclusive voting power in the Holding Company, unless preferred stock is issued and voting rights are granted to the holders thereof. Each shareholder will be entitled to one vote for each share held on all matters voted upon by shareholders, subject to the limitations discussed under the caption "Restrictions on Acquisition of the Holding Company." Shareholders may not cumulate their votes in the election of the Board of Directors. Holders of Common Stock will be entitled to payment of dividends as may be declared from time to time by the Holding Company's Board of Directors.

         In the unlikely event of the liquidation or dissolution of the Holding Company, the holders of the Common Stock will be entitled to receive after payment or provision for payment of all debts and liabilities of the Holding Company, all assets of the Holding Company available for distribution, in cash or in kind. See "The Conversion -- Principal Effects of Conversion -- Effect on Liquidation Rights." If preferred stock is issued subsequent to the Conversion, the holders thereof may have a priority over the holders of Common Stock in the event of liquidation or dissolution.

         The Board of Directors of the Holding Company will be authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The holders of preferred stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

         Except as discussed elsewhere herein, the Holding Company has no specific plans for the issuance of the additional authorized shares of Common Stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued and unreserved shares of Common Stock will be available for general corporate purposes including, but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, or in future underwritten or other public or private offerings. The authorized but unissued shares of preferred stock will similarly be available for issuance in future mergers or acquisitions, in future underwritten public offerings or private placements or for other general corporate purposes. Except as described above or as otherwise required to approve the transaction in which the additional authorized shares of Common Stock or authorized shares of preferred stock would be issued, no shareholder approval will be required for the issuance of these shares. Accordingly, the Holding Company's Board of Directors without shareholder approval can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

         The offering and sale of Common Stock in the Conversion will be registered under the 1933 Act. The subsequent sale or transfer of Common Stock is governed by the 1934 Act, which requires that sales or exchanges of subject securities be made pursuant to an effective registration statement or qualified for an exemption from registration requirements of the 1933 Act. Similarly, the securities laws of the various states also require generally the registration of shares offered for sale unless there is an applicable exemption from registration.

         The Holding Company, as a newly organized corporation, has never issued capital stock, and, accordingly, there is no market for the Common Stock. See "Market for the Common Stock." See "Restrictions on Acquisition of the Holding Company -- Provisions of the Holding Company's Articles and By-Laws" for a description of certain provisions of the Holding Company's Articles and By-Laws which may affect the ability of the Holding Company's shareholders to participate in certain transactions relating to acquisitions of control of the Holding Company. Also, see "Dividends" for a description of certain matters relating to the possible future payment of dividends on the Common Stock.

                                 TRANSFER AGENT

         Fifth Third Bank will act as transfer agent and registrar for the Common Stock. Fifth Third Bank's phone number is (513) 579-5320 or (800) 837-2755.

                            REGISTRATION REQUIREMENTS


         As soon as practicable following the Conversion, the Holding Company's Common Stock will be registered pursuant to Section 12(g) of the 1934 Act and may not be deregistered for a period of at least three years following the Conversion. As a result of the registration under the 1934 Act, certain holders of Common Stock will be subject to certain reporting and other requirements imposed by the 1934 Act. For example, beneficial owners of more than 5% of the outstanding Common Stock will be required to file reports pursuant to Section

13(d) or Section 13(g) of the 1934 Act, and officers, directors and 10% shareholders of the Holding Company will generally be subject to reporting requirements of Section 16(a) and to the liability provisions for profits derived from purchases and sales of Holding Company Common Stock occurring within a six-month period pursuant to Section 16(b) of the 1934 Act. In addition, certain transactions in Common Stock, such as proxy solicitations and tender offers, will be subject to the disclosure and filing requirements imposed by Section 14 of the 1934 Act and the regulations promulgated thereunder.

                              LEGAL AND TAX MATTERS

         Barnes & Thornburg, 11 South Meridian Street, Indianapolis, Indiana 46204, special counsel to Citizens, will pass upon the legality and validity of the shares of Common Stock being issued in the Conversion. Barnes & Thornburg has issued an opinion concerning certain federal and state income tax aspects of the Conversion and that the Conversion, as proposed, constitutes a tax-free reorganization under federal and Indiana law. Barnes & Thornburg have consented to the references herein to their opinions. Certain legal matters related to this offering will be passed upon for Trident Securities by Baker & Daniels, 300 North Meridian Street, Indianapolis, Indiana 46204.

                                     EXPERTS

         Our consolidated financial statements at June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         Keller has consented to the publication of the summary herein of its appraisal report as to the estimated pro forma market value of the Common Stock of the Holding Company to be issued in the Conversion, to the reference to its opinion relating to the value of the subscription rights, and to the filing of the appraisal report as an exhibit to the registration statement filed by the Holding Company under the 1933 Act.

                             ADDITIONAL INFORMATION

         The Holding Company has filed with the SEC a registration statement under the 1933 Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the registration statement. Such information can be inspected and copied at the SEC's public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 00048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. This information can also be found on the SEC's website, located at www.sec.gov.

         Citizens has filed with the OTS an Application for Conversion from a federal mutual savings bank to a federal stock savings bank, and the Holding
Company has filed with the OTS an Application to become a savings and loan holding company. This Prospectus omits certain information contained in such Applications. The Applications may be inspected at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Central Regional Office of the OTS, 200 West Madison, Suite 1300, Chicago, Illinois 60606.

                       Citizens Savings Bank of Frankfort

                   Index to Consolidated Financial Statements




                                    Contents


Report of Independent Auditors........................................       F-2

Consolidated Statements of Condition - March 31, 1997 (unaudited)
         and June 30, 1996 and 1995...................................       F-3

Consolidated Statements of Income - Nine months ended March 31, 1997 and 1996 (unaudited) and years ended June 30, 1996,
         1995 and 1994 ...............................................       F-4

Consolidated  Statements  of Changes in Retained
         Income Nine months ended March
         31, 1997 (unaudited) and the years ended
         June 30, 1996, 1995 and 1994 ................................       F-5


Consolidated  Statements  of Cash Flows - Nine  months  ended
         March 31, 1997 and
         1996 (unaudited) and the years ended
         June 30, 1996, 1995 and 1994  ...............................       F-6


Notes to Consolidated Financial Statements ...........................       F-7



All schedules are omitted because the required information is not applicable or is included in the financial statements and related notes.


The financial statements of the Holding Company have been omitted because of the Holding Company has not issued any stock, has no assets and no liabilities, has not conducted any business other than of an organizational nature.

Ernst & Young LLP             One Indiana Square            Phone:  317 671 7000
                              Suite 3400                    Fax:    317 681 7216
                              Indianapolis, Indiana



                         Report of Independent Auditors


Board of Directors
Citizens Savings Bank of Frankfort



We have audited the accompanying consolidated statements of condition of Citizens Savings Bank of Frankfort and subsidiary as of June 30, 1996 and 1995, and the related consolidated statements of income and retained income and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Savings Bank of Frankfort and subsidiary at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

As described in Note 8 to the consolidated financial statements, the Bank changed its method of accounting for income taxes effective July 1, 1993.




/s/ Ernst & Young


August 16, 1996

                Citizens Savings Bank of Frankfort and Subsidiary
                      Consolidated Statements of Condition

                                                    March 31                         June 30
                                                      1997                  1996                 1995
                                                  -------------------------------------------------------
                                                   (Unaudited)
Assets
Cash on hand and in other institutions                $322,976              $655,488              $777,048

Interest-bearing deposits                            3,927,787             2,652,686             3,532,891

Investment securities available for sale               158,853             3,003,242             2,832,047

Stock in Federal Home Loan Bank
     of Indianapolis                                   331,600               331,600               331,600

Loans receivable, net                               37,216,332            34,391,405            29,275,181

Land held for development                            1,042,676             1,072,800             1,069,458

Cash surrender value of
     life insurance contract                         1,065,508             1,034,553               991,009

Property and equipment                                 588,892               603,464               575,193

Other assets                                           498,364               490,058               342,735
                                                  --------------------------------------------------------
Total assets                                       $45,152,988           $44,235,296           $39,727,162
                                                  ========================================================
Liabilities and Retained Income
Deposits                                           $37,254,858           $35,600,140           $33,175,007
Federal Home Loan Bank advances                      2,000,000             3,000,000             1,500,000
Other liabilitiies                                     333,962               366,157               260,195
                                                  --------------------------------------------------------
Total liabilities                                   39,588,820            38,966,297            34,935,202

Commitments and contingencies                              ---                   ---                   ---

Retained income - substantially restricted           5,564,168             5,319,852             4,840,922
Unrealized loss on investment
     securities available for sale, net of tax             ---               (50,853)              (48,962)
                                                  --------------------------------------------------------
                                                     5,564,168             5,268,999             4,791,960
                                                  --------------------------------------------------------
Total liabilities and retained income              $45,152,988           $44,235,296           $39,727,162
                                                  ========================================================

See accompanying notes.

                Citizens Savings Bank of Frankfort and Subsidiary
                        Consolidated Statements of Income

                                     Nine months ended March 31                Year ended June 30
                                        1997            1996           1996           1995             1994
                                     -------------------------------------------------------------------------
                                             (Unaudited)
Interest income:
Interest on loans                      $2,379,618     $2,069,266      $2,803,774     $2,383,591     $2,045,736
Other interest income                     240,329        295,711         382,453        358,661        378,080
                                     -------------------------------------------------------------------------
                                        2,619,947      2,364,977       3,186,227      2,742,252      2,423,816

Interest expense:
Interest on deposits                    1,227,014      1,148,894       1,538,886      1,341,925      1,273,229
Interest on borrowings                    134,852         81,731         114,253         28,812            ---
                                     -------------------------------------------------------------------------
                                        1,361,866      1,230,625       1,653,139      1,370,737      1,273,229
                                     -------------------------------------------------------------------------
Net interest income                     1,258,081      1,134,352       1,533,088      1,371,515      1,150,587

Provision for loan losses                  32,000         63,000          80,000         32,000         12,000
                                     -------------------------------------------------------------------------
Net interest income
     after provision for loan losses    1,226,081      1,071,352       1,453,088      1,339,515      1,138,587

Other income:
Fees and service charges                  105,152        114,298         152,379        151,726        120,440
Loss on sale of investments               (60,244)           ---             ---            ---            ---
Other                                      59,391         68,734          94,097         69,731         76,850
                                     -------------------------------------------------------------------------
                                          104,299        183,032         246,476        221,457        197,290
Other expense:
Salaries and employee benefits            351,710        304,683         414,730        387,245        330,924
Occupancy expense                          83,750         82,311         117,967        109,842        105,049
Data processing expense                    80,387         75,002         101,675        104,619         97,932
Federal insurance premium                 252,960         56,946          76,868         75,078         71,468
Other                                     192,195        186,835         256,137        247,470        257,935
                                     -------------------------------------------------------------------------
                                          961,002        705,777         967,377        924,254        863,308
                                     -------------------------------------------------------------------------

Income before income taxes                369,378        548,607         732,187        636,718        472,569

Income taxes                              125,062        192,027         253,257        230,549        165,976
                                     -------------------------------------------------------------------------
Income before cumulative
     effect of change
     in accounting principle              244,316        356,580         478,930        406,169        306,593
Cumulative effect of change in
     accounting for income taxes              ---            ---             ---            ---         25,972
                                     -------------------------------------------------------------------------
Net income                               $244,316       $356,580        $478,930       $406,169       $280,621
                                     =========================================================================

                             See accompanying notes.

                Citizens Savings Bank of Frankfort and Subsidiary
              Consolidated Statements of Changes in Retained Income

                                                    Retained         Unrealized loss on
                                                    income -       investment securities
                                                  substantially     available for sale,
                                                   restricted            net of tax                     Total
                                                  -------------------------------------------------------------

Balance as of July 1, 1993                          $4,154,132             ---                      $4,154,132
Net income                                             280,621             ---                         280,621
                                                  -------------------------------------------------------------
Net change in unrealized
     loss on equity interest
     in pooled investment trust                            ---           (49,697)                      (49,697)
Balance as of June 30, 1994                          4,434,753           (49,697)                    4,385,056
Net income                                             406,169             ---                         406,169
Net change in unrealized loss on
     investment securities available for
     sale, net of tax                                      ---               735                           735
                                                  -------------------------------------------------------------
Balance as of June 30, 1995                          4,840,922           (48,962)                    4,791,960
Net income                                             478,930               ---                       478,930
Net change in unrealized loss on
     investment securities available for
     sale, net of tax                                      ---            (1,891)                       (1,891)
                                                  -------------------------------------------------------------
Balance as of June 30, 1996                          5,319,852           (50,853)                    5,268,999
Net income (Unaudited)                                 244,316               ---                       244,316
Net change in
     unrealized loss on
     investment securities available for
     sale, net of tax (Unaudited)                          ---            50,853                        50,853
                                                  -------------------------------------------------------------
Balance as of March 31, 1997
     (Unaudited)                                    $5,564,168        $      ---                    $5,564,168
                                                  =============================================================

                Citizens Savings Bank of Frankfort and Subsidiary
                      Consolidated Statements of Cash Flows


                                     Nine months ended March 31                Year ended June 30
                                          1997          1996             1996           1995           1994
                                     -------------------------------------------------------------------------
                                             (Unaudited)
Operating activities
Net income                               $244,316       $356,580        $478,930       $406,169       $280,621
Adjustments to reconcile
   net income to net cash provided
   by operating activities:
     Provision for loan losses             32,000         63,000          80,000         32,000         12,000
     Depreciation and amortization         33,901         29,783          48,055         39,148         43,841
     Deferred federal income
         tax credit                       (35,509)       (56,069)        (74,473)       (21,753)       (15,204)
     Increase in other assets              (8,306)      (104,526)       (140,525)       (78,522)       (77,389)
     Increase (decrease) in
         other liabilities                (16,195)        61,423         126,311        116,650        (22,990)
                                     -------------------------------------------------------------------------
Net cash provided by
     operating activities                 250,207        350,191         518,298        493,692        220,879

Investing activities
Purchases of investment securities        (36,451)      (136,285)       (169,304)      (153,930)    (1,107,427)
Proceeds from sale of
     investment securities              2,945,410            ---             ---            ---            ---
Principal collected on loans            9,989,574      7,474,558      10,279,567      8,262,649      8,642,816
Loans originated                      (12,966,000)   (10,724,000)    (15,419,000)   (11,433,731)   (11,060,024)
Loans purchased                               ---            ---         (64,000)           ---       (310,500)
Proceeds from sale of loans                91,000            ---             ---            ---            ---
(Increase) decrease in land held
     for development                       30,124        (51,598)         (3,342)      (681,907)           ---
Purchases of equipment                    (15,993)       (39,830)        (69,117)       (24,516)       (39,025)
                                     -------------------------------------------------------------------------
Net cash provided (used)
     by investing activities               37,664     (3,477,155)     (5,445,196)    (4,031,435)    (3,874,160)

Financing activities
Increase (decrease) in NOW,
     MMDA and passbook deposits            99,562        595,529         460,126     (1,990,873)     2,598,578
Increase in certificates of deposit     1,555,156      1,343,341       1,965,007      1,128,535      1,303,180
Advances from Federal
     Home Loan Bank                    11,500,000      3,500,000       4,500,000      6,000,000            ---
Payments to Federal
     Home Loan Bank                   (12,500,000)    (3,000,000)     (3,000,000)    (4,500,000)           ---
                                     -------------------------------------------------------------------------
Net cash provided by
     financing activities                 654,718      2,438,870       3,925,133        637,662      3,901,758
                                     -------------------------------------------------------------------------
Increase (decrease) in cash
     and cash equivalents                 942,589       (688,094)     (1,001,765)    (2,900,081)       248,477
Cash and cash equivalents
     at beginning of period             3,308,174      4,309,939       4,309,939      7,210,020      6,961,543
                                     -------------------------------------------------------------------------
Cash and cash equivalents
     at end of period                  $4,250,763     $3,621,845      $3,308,174     $4,309,939     $7,210,020
                                     =========================================================================

                             See accompanying notes.

                Citizens Savings Bank of Frankfort and Subsidiary
                   Notes to Consolidated Financial Statements


1. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Savings Bank ("Bank") of Frankfort, Indiana, and its wholly owned subsidiary, Citizens Loan and Service Corporation ("Service Corp."). The Bank operates as a traditional savings bank in Clinton County. The Service Corp. develops land for residential housing. All significant intercompany accounts and transactions have been eliminated.


Interim Financial Information

The unaudited consolidated financial information as of, and for the nine months ended, March 31, 1997 and 1996, has been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the nine-month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended June 30, 1997.


Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in other institutions and interest-bearing deposits. Interest-bearing deposits are available on demand.

Investment  Securities


At June 30, 1996 and 1995, investment securities, which consist of equity interests in pooled investment trusts, are classified as available-for-sale and carried at fair value with the unrealized loss as a separate component of equity, net of tax. At June 30, 1996 and 1995, the cost basis of investment securities was $3,087,450 and $2,913,124, respectively and the gross unrealized loss was $84,208 and $81,077, respectively. There were no realized gains during the nine month period ended March 31, 1997 (unaudited). Gains and losses on the sale of these securities are based on the specific cost of the individual security being sold. At March 31, 1997, the Bank's investment in equity interests in pooled investment trusts is classified as available-for-sale with cost equaling fair value.


Management  determines  the
appropriate classification of investment securities at the time of purchase. Securities classified as held to maturity are those which management has the positive intent and ability to hold until the scheduled maturity. Securities classified as held to maturity are stated at amortized cost. Securities classified as available for sale are those which may be sold for liquidity purposes, or other reasons, prior to reaching scheduled maturity.

Stock in Federal Home Loan Bank of Indianapolis

Stock in the Federal Home Loan Bank of Indianapolis is stated at cost and the amount of stock held is determined by regulation.

Loans Receivable


The Bank has a first mortgage lien on all property securing loans classified as residential and commercial real estate mortgage loans. Further, a portion of certain mortgage loan balances is insured by private or government guaranty insurance policies. Interest income is computed monthly based upon the principal amount of the loans outstanding. The Bank discontinues the accrual of interest on loans when, in management's opinion, the collection of all or a portion of interest has become doubtful. Mortgage loans are placed on non-accrual status when they become 90 days delinquent. When a loan is placed on nonaccrual, the Bank charges all previously accrued and unpaid interest against income. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of yield over the contractual life of the related loans.

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (Continued)

Allowance for Loan Losses


The allowance for loan losses is maintained at a level believed adequate by management to absorb losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.


In 1995, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan
- Income Recognition and Disclosures" ("SFAS 118"), an amendment to SFAS 114, were adopted. Any allowance for loan losses related to troubled loans identified for evaluation in accordance with SFAS 114 is based on estimated discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Consumer loans and one-to-four family residential loans are collectively evaluated for impairment as homogeneous loan groups which are outside the scope of SFAS 114. Under SFAS 118, no interest income on loans determined to be impaired is accrued. Interest income on such loans is recognized only upon cash receipt. SFAS 114 and SFAS 118 have not had a significant impact on results of operations in 1996 or 1995.

Property and Equipment


Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives (5 to 40 years) of the related assets.


Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain elements of the 1995 and 1994 consolidated financial statements have been reclassified to conform with the presentation herein.

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)

2. Loans Receivable

Loans receivable consist of the following:

                                                   March 31                      June 30
                                                    1997                1996               1995
                                                  --------------------------------------------------

     Real estate mortgage loans:                  (Unaudited)
       One-to four-family residential             $29,401,637        $26,239,965         $22,287,040
       Commercial                                   2,409,705          2,290,739           2,315,329
     Construction loans                               991,000            870,000             355,706
     Installment loans                              5,330,142          5,358,258           4,849,329
     Loans secured by deposits                         15,000             62,559               7,368
                                                  --------------------------------------------------
                                                   38,147,484         34,821,521          29,814,772
     Less:
       Allowance for loan losses                      172,198            138,606              46,416
       Deferred loan fees                             102,771             94,665              86,156
       Undisbursed portion of loan proceeds           656,183            196,845             407,019
                                                  --------------------------------------------------
                                                      931,152            430,116             539,591
                                                  --------------------------------------------------
                                                  $37,216,332        $34,391,405         $29,275,181
                                                  ==================================================


Changes in the allowance for loan losses are as follows:


                                                  March 31                                  June 30
                                            1997              1996             1996          1995        1994
                                         -----------------------------------------------------------------------
                                         (Unaudited)       (Unaudited)

     Balance at beginning of year          $138,606            $46,416         $46,416     $ 49,267     $ 38,263
       Provision for losses                  32,000             63,000          80,000       32,000       12,000
       Charge-offs                                -                  -               -      (36,721)      (5,637)
       Recoveries                             1,592             12,190          12,190        1,870        4,641
                                         ------------------------------------------------------------------------
     Balance at end of year                $172,198           $121,606        $138,606     $ 46,416     $ 49,267
                                         ========================================================================


At March 31, 1997 and June 30, 1996 the Bank had loan commitments of approximately $265,000 (unaudited) and $611,000, respectively. The $265,000 in loan commitments are fixed rate commitments at 8.25%.

The Bank's loan portfolio consists primarily of loans originated in its principal market area of Frankfort, Indiana, Clinton County and its contiguous counties. The economy of the Bank's market area primarily includes some diversified industries and agriculture. At March 31, 1997, and for the nine months then ended (unaudited), the Bank had no loans considered to be impaired under SFAS 114. At June 30, 1996, and for the year then ended, the Bank had no loans considered to be impaired under SFAS 114. Advances from the Federal Home Loan Bank of Indianapolis are secured by a floating lien on the Bank's one-to-four family residential mortgage loans (see Note 7).

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)

3. Loans to Related Parties

The Bank has granted loans to certain of its directors, officers and their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $2,250,000 (unaudited) at March 31, 1997 and $1,644,000 and $1,525,000 at June
30, 1996 and 1995, respectively. During the nine months ended March 31, 1997, related party loans were increased $809,000 (unaudited) by loan advances and reduced $203,000 (unaudited) by loan repayments. During 1996, related party loans were increased $535,000 by loan advances and reduced $416,000 by loan repayments.

4. Land Held for Development

The Bank, through its Service Corp., holds approximately 59 acres of land for the development of a three phase residential housing addition in Frankfort. In January 1992, the Bank received regulatory approval of a plan to develop this land. During the nine months ended March 31, 1997 and during fiscal 1996, 1995 and 1994, approximately $56,000 (unaudited) $240,000, $654,000 and $0 was expended to create the infrastructure for the development and provide further improvements to the first and second phase of the project. During the nine months ended March 31, 1997 and during fiscal 1996 approximately $98,000 (unaudited) and $270,000 was received from the sale of lots in the development resulting in gains from sale of these lots of $12,000 (unaudited) and $33,000. The Service Corp. owns an additional 45 acres of land for future development.

5. Property and Equipment

Property and equipment consists of the following:


                                                March 31                      June 30
                                                  1997               1996               1995
                                               -------------------------------------------------
                                               (Unaudited)
     Land                                        $137,307           $137,307          $  137,307
     Office building                              647,154            647,154             647,154
     Furniture, fixtures and equipment            311,151            295,158             241,561
                                                1,095,612          1,079,619           1,026,022
     Less accumulated depreciation                506,720            476,155             450,829
                                                ------------------------------------------------
                                                 $588,892           $603,464            $575,193
                                                ================================================

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)
6. Deposits

Deposits consist of the following:


                                               March 31                                 June 30
                                                 1997                       1996                    1995
                                       --------------------------------------------------------------------------
                                                       Average                   Average                  Average
                                                      Interest                  Interest                 Interest
Type                                      Amount        Rate         Amount       Rate        Amount       Rate
-----------------------------------------------------------------------------------------------------------------
                                        (Unaudited)  (Unaudited)
Savings accounts:
     Fixed rate, passbook              $  6,665,523    3.22%      $  6,698,172    3.25%     $  6,893,754    3.24%
     Variable rate, money market          3,327,585    3.30          3,252,183    3.30         3,086,973    3.30
                                       ------------               ------------              ------------
                                          9,993,108    3.24          9,950,355    3.27         9,980,727    3.25
Negotiable order of withdrawal
   (NOW) accounts                         4,132,925    2.16          4,076,132    2.06         3,585,634    2.37
Certificate accounts (original term):
     3 months or less                     1,447,548    5.15            456,505    4.90         1,561,726    5.76
     6 months                             5,123,009    5.04          2,129,690    4.56         2,183,016    4.58
     12 months                            1,088,151    4.77          1,105,698    4.88         1,225,702    4.67
     13 months                            2,046,713    5.34          2,009,878    5.59         1,973,966    5.55
     18 months                              615,945    4.93            301,032    5.08           237,923    4.13
     23 months                            5,843,717    5.88          4,629,213    6.10         2,918,100    6.13
     30 months                            1,162,372    5.26          1,330,297    4.97         1,801,943    4.49
     36 months                            2,200,941    5.13          2,868,783    4.94         3,458,851    4.88
     Other certificates                   3,600,430    5.99          6,742,557    5.77         4,247,419    6.44
                                       ------------               ------------              ------------
                                         23,128,825    5.44         21,573,653    5.47        19,608,646    5.45
                                       ------------               ------------              ------------
                                        $37,254,858    4.52%       $35,600,140    4.47%      $33,175,007    4.46%
                                       ==========================================================================

The following table presents interest expense on deposits for the nine months ended March 31, 1997 and 1996 (unaudited) and for the years ended June 30, 1996, 1995 and 1994.

                                          For the Nine Months                        For the Year
                                            Ended March 31,                         Ended June 30,
                                           1997         1996             1996           1995              1994
                                       -------------------------------------------------------------------------
                                        (Unaudited)  (Unaudited)

Fixed rate, passbooks                    $161,838      $165,221         $224,314        $230,077        $252,205
Variable rate, money markets               66,593        80,898           79,569          84,406          86,427
NOWs                                       81,920        59,538          107,232         105,566         121,539
Certificates                              916,663       843,237        1,127,771         921,876         813,058
                                       -------------------------------------------------------------------------
Total interest on deposits             $1,227,014    $1,148,894       $1,538,886      $1,341,925      $1,273,229
                                       =========================================================================

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)


6. Deposits (continued)


The average interest rates represent the weighted average interest rates in effect at March 31, 1997 and June 30, 1996 and 1995. Accrued interest payable, which relates primarily to certificate accounts, totaled $53,000 (unaudited) at March 31, 1997 and $39,000 at June 30, 1996 and 1995 and is included in other liabilities. Cash paid for interest was $1,213,000 and $1,130,000 (unaudited) for the nine months ended March 31, 1997 and 1996 and was $1,539,000, $1,341,000, and $1,283,000 for the years ended June 30, 1996, 1995 and 1994, respectively. Deposit accounts with balances in excess of $100,000 totaled $6,596,000 with a weighted average interest rate of 4.65% as of June 30, 1996. Deposits over $100,000 are not federally insured.


Contractual maturities of certificates of deposit were:

                                     March 31, 1997                                    June 30, 1996
                     -----------------------------------------------   -------------------------------------------
    Year ended       Certificates       All other                      Certificates      All other
     June 30,        over $100,000    Certificates          Total      over $100,000   Certificates       Total
                     ---------------------------------------------------------------------------------------------
                      (unaudited)      (unaudited)       (unaudited)
       1997           $2,810,147        $2,933,169       $5,743,316      $3,801,300      $9,972,930    $13,774,230
       1998            2,450,000         7,627,615       10,077,615         200,000       3,957,393      4,157,393
       1999              200,000         4,281,908        4,481,908         100,000       1,685,798      1,785,798
       2000                  ---         1,279,876        1,279,876         100,000         690,018        790,018
       2001              200,000           653,610          853,610         100,000         499,295        599,295
 Thereafter              109,356           583,145          692,500         104,227         362,692        466,919
                     ---------------------------------------------------------------------------------------------
                      $5,769,503       $17,359,323      $23,128,825      $4,405,527     $17,168,126    $21,573,653
                     =============================================================================================

7. Advances from Federal Home Loan Bank of Indianapolis

Advances from the Federal Home Loan Bank of Indianapolis totaling $3,000,000 at June 30, 1996 bear fixed and variable interest rates and are due at various dates through October 1998. The Bank is required to maintain eligible loans in its portfolio of at least 170% of outstanding advances as collateral for advances from the Federal Home Loan Bank of Indianapolis.


      The following table presents certain information relating to advances at or for the nine months ended March 31, 1997 and 1996 and at or for the years ended June 30, 1996, 1995 and 1994.



                                                     At or for the
                                                      Nine Months                      At or for the Year
                                                     Ended March 31,                      Ended June 30,
                                                    1997         1996             1996          1995        1994
                                                 ----------------------------------------------------------------
                                                 (unaudited)  (unaudited)
FHLB Advances:
   Outstanding at end of period...............   $2,000,000    $2,000,000      $3,000,000    $1,500,000   $  ---
   Average balance outstanding for period.....    3,275,000     1,800,000       1,923,000       462,000      ---
   Maximum amount outstanding at any
     month-end during the period..............    5,000,000     2,000,000       3,000,000     1,500,000      ---
     Weighted average interest rate
       during the period.....................          5.49%         6.05%           5.94%         6.24%     ---%
     Weighted average interest rate
       at end of period......................          5.87          5.93            5.82          5.87      ---

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)

7. Advances from Federal Home Loan Bank of Indianapolis (continued)



Advances outstanding are scheduled to mature as follows:

                                    March 31,                 June 30,
                                      1997                      1996
      Year ended June 30,           Amount                      Amount
      -------------------------------------------------------------------
                                   (unaudited)
             1997                   $1,000,000                 $2,000,000
             1998                          ---                        ---
             1999                   $1,000,000                  1,000,000
                                    -------------------------------------
                                    $2,000,000                 $3,000,000
                                    =====================================


8.  Income Taxes

Effective July 1, 1993, the Bank changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS 109, "Accounting for Income Taxes." As permitted, prior year's financial statements were not restated. The cumulative effect of adopting SFAS 109 (computed as of July 1, 1993) was to decrease net income for the year ended June 30, 1994 by $25,972. Income tax expense is summarized as follows:

                                  Nine months ended
                                       March 31,                       Year ended June 30
                                 1997         1996             1996          1995         1994
                              (unaudited)  (unaudited)
   Federal:

     Current                    $124,870      $193,530        $255,830      $196,285    $138,145
     Deferred                    (31,558)      (44,264)        (58,491)      (17,119)     (9,448)
                                -----------------------------------------------------------------
                                  93,312       149,266         197,339       179,166     128,697
   State:
     Current                      35,701        54,565          71,900        56,017      43,035
     Deferred                     (3,951)      (11,804)        (15,982)       (4,634)     (5,756)
                                -----------------------------------------------------------------
                                  31,750        42,761          55,918        51,383      37,279
                                -----------------------------------------------------------------
     Income tax expense         $125,062      $192,027        $253,257      $230,549    $165,976
                                =================================================================



Federal income taxes vary from the amount computed using the corporate statutory rate due principally to income on the cash surrender value of a life insurance policy (see Note 10).

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

The reconciliation of income tax computed at the federal statutory rate to the Bank's effective income tax rate is as follows:


                                                     Nine months ended
                                                          March 31,                       Year ended June 30
                                                 ----------------------------------------------------------------
                                                    1997         1996             1996          1995        1994
                                                 ----------------------------------------------------------------
                                                 (unaudited)  (unaudited)
Tax rate at federal statutory rate                  34.0%        34.0%            34.0%         34.0%       34.0%
State franchise tax, net of
   federal benefit                                   6.4          6.5              6.4           5.8         6.0
Income on cash surrender value of
   life insurance policy                            (6.3)        (6.1)            (5.9)         (5.0)       (8.0)
   Other                                             (.2)          .6               .1           1.4         3.1
                                                 ----------------------------------------------------------------
Effective tax rate                                  33.9%        35.0%            34.6%         36.2%       35.1%
                                                 ================================================================


Deferred federal income taxes relate primarily to differing financial reporting and income tax recognition principles regarding the allowance for loan losses, investment security loss provisions and loan origination fees and costs. The components of the Bank's net deferred tax asset included in other assets are as follows:

                                                March 31,                        June 30
                                                                     -------------------------------
                                                  1997                   1996                1995
----------------------------------------------------------------------------------------------------
                                               (unaudited)
     Deferred tax assets:
       Deferred loan origination fees             $124,560              $118,904           $ 111,442
       Unrealized loss on investment                   ---                35,698              34,458
       Officer supplemental retirement plan         92,562                67,681              38,347
       Allowance for loan losses                    73,184                58,908              19,727
       Other                                        11,429                15,621               7,747
                                               ------------------------------------------------------
                                                   301,735               296,812             211,721
     Deferred tax liabilities:
       FHLB stock dividend                         (27,132)              (27,132)            (27,132)
       Deferred loan origination costs             (80,883)              (78,680)            (74,826)
       Percentage bad debt deduction               (58,915)              (58,915)            (58,915)
       Other                                       (13,840)              (13,116)             (7,592)
                                               ------------------------------------------------------
                                                  (180,770)             (177,843)           (168,465)
                                               ------------------------------------------------------
     Net deferred tax asset                       $120,965              $118,969           $  43,256
                                               ======================================================


The Bank and its wholly owned subsidiary file a consolidated federal income tax return. The Bank paid $260,209 (unaudited) in the nine months ended March 31, 1997 and $248,646, $168,539 and $181,180 of federal and state income taxes in 1996, 1995 and 1994, respectively.

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)


9. Retained Income


The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes that the Bank meets all capital adequacy requirements to which it is subject.


Pursuant to the Financial Institutions Reform Recovery and Enforcement Act of 1989 (FIRREA), as implemented by a rule promulgated by the Office of Thrift Supervision ("OTS"), savings institutions must meet three separate minimum capital-to-assets requirements: (i) a risk-based capital requirement of 8% of risk-weighted assets, (ii) a leverage ratio of 3% core capital to total assets and (iii) a tangible capital requirement of 1.5% tangible core capital to total assets. The following table summarizes, the Bank's capital requirements under FIRREA and its actual capital and capital ratios.


                                  Capital                           Actual
                               Requirements                         Capital                           Amount
                               %            $                   %              $                     of Excess
                              ---------------------------------------------------------------------------------
March 31, 1997 (unaudited):
Risk-based                    8.0%       $2,098,000           17.9%         $4,701,000             $ 2,603,000
Leverage                      3.0         1,328,000           10.2           4,529,000               3,201,000
Tangible                      1.5           664,000           10.2           4,529,000               3,865,000

June 30, 1996:
Risk-based                    8.0%       $2,072,000           16.8%         $4,343,000             $ 2,271,000
Leverage                      3.0         1,298,000            9.6           4,204,000               2,906,000
Tangible                      1.5           649,000            9.6           4,204,000               3,555,000


June 30, 1995:
Risk-based                    8.0%       $1,816,000           16.6%         $3,773,000             $ 1,957,000
Leverage                      3.0         1,164,000            9.6           3,726,000               2,562,000
Tangible                      1.5           582,000            9.6           3,726,000               3,144,000


At March 31, 1997 and at June 30, 1996 and 1995, the Bank, through its Service Corp., had approximately $1,043,000 (unaudited), $1,073,000 and $1,069,000, respectively, invested in land held for development. Since enactment of FIRREA, regulatory capital rules require a reduction of regulatory capital for such an investment. The amount of regulatory capital reduction was 100% as of March 31, 1997 and June 30, 1996 and 1995. The reductions were partially offset by non-withdrawable deposits includable in regulatory capital of $8,000 (unaudited), $8,000 and $3,000 at March 31, 1997, June 30, 1996 and June 30,
1995, respectively.

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)


9. Retained Income (continued)


Pursuant to the Federal Deposit Insurance Corporation Improvement Act Prompt Corrective Action regulations, for all periods presented, including the nine months ended March 31, 1997 (unaudited), the Office of Thrift Supervision categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain a total risk-based (as defined) ratio of 10%, a Tier 1 risk-based (as defined) ratio of 6%, and a Tier 1 leverage (as defined) ratio of 5%. The Bank's ratios were as follows:

                                    Total risk-based            Tier 1 risk-based         Tier 1 leveraged
March 31, 1997 (unaudited)                  17.9%                      17.3%                      10.2%
June 30, 1996                               16.8%                      16.2%                       9.6%
June 30, 1995                               16.6%                      16.4%                       9.6%


Citizens has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision for such losses charged against income. Accordingly, retained income includes income of approximately $1,349,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained income is used for any purpose other than to absorb loan losses, federal income taxes may be imposed at the then applicable rates.

10. Employee Benefits


Substantially all full-time employees are covered by a defined benefit pension plan administered by the Financial Institutions Retirement Fund (FIRF), a multi-employer, industry sponsored plan. Plan information is not available for the Bank as an individual entity within the multi-employer group. Pension expense consisting primarily of plan administration costs amounted to approximately $13,000 and $1,300 (unaudited) for the nine months ended March 31, 1997 and 1996 and $1,300, $16,400 and $27,300 for the years ended June 30, 1996,
1995 and 1994, respectively.

In addition to the above plan, the Bank adopted a supplemental non-qualified pension plan during 1993 that provides certain officers with defined pension benefits in excess of those provided in the qualified plan. To fund the plan, the Bank purchased single premium life insurance contracts on the participating employees. The carrying value of this investment, representing the cash surrender value of the policies, was $1,065,000 and $1,025,000 (unaudited) at March 31, 1997 and 1996 and $1,035,000 and $991,000 at June 30, 1996 and 1995,
respectively. During the nine months ended March 31, 1997 and 1996 and during the years ended June 30, 1996, 1995 and 1994, $58,500 and $50,800 (unaudited),
$69,000, $47,400 and $29,600, respectively, were charged to expense under this plan.

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)

11.  Fair Value of Financial Instruments

Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     Cash and interest bearing deposits: The carrying amounts reported in the balance sheet for cash and short-term investments approximate those assets' fair values.

     Investment securities available for sale: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Stock in Federal Home Loan Bank of Indianapolis: The amount of stock held in the Federal Home Loan Bank is determined by regulation and is stated at cost which approximates market.

     Loans receivable: For variable-rate loans that reprice frequently, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Deposit liabilities: The fair values disclosed for demand deposits, including interest-bearing and noninterest-bearing accounts, passbook savings, and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Federal Home Loan Bank advances: The carrying amounts approximate their fair values.

                Citizens Savings Bank of Frankfort and Subsidiary
             Notes to Consolidated Financial Statements (continued)

11.  Fair Value of Financial Instruments (continued)

The estimated fair values of the Bank's financial instruments at June 30, 1996 are as follows:

                                                                   Carrying                   Fair
                                                                    Amount                    Value
                                                                   ----------------------------------
     Assets:
       Cash on hand and in other institutions                        $655,488                $655,488
       Interest bearing deposits                                    2,652,686               2,652,686
       Investment securities available for sale                     3,003,242               3,003,242
       Stock in Federal Home Loan Bank of Indianapolis                331,600                 331,600
       Loans receivable                                            34,391,405              33,131,000

     Liabilities:
       Deposits                                                    35,600,140              35,701,000
       Federal Home Loan Bank advances                              3,000,000               3,000,000

12.      Plan of Conversion (Unaudited)

On April 9, 1997, the Board of Directors adopted a Plan of Conversion ("Plan"), whereby the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered capital stock savings bank. The Plan is subject to approval by the regulatory authorities and members at a special meeting. Pursuant to the Plan, non-transferable subscription rights to purchase shares of stock of the savings Bank will be offered first to eligible account holders of the Bank, then to an ESOP to be formed, then to supplemental eligible account holders of the Bank, and then to the extent that stock is available, to certain other members as of a specified dates, and then to members of the general public wit hpreference given to residents of Clinton County. The capital stock will be offered at $10.00 per share. The exact number of shares to be offered will be determined by the Board of Directors based upon an appraisal to be made by an independent appraisal firm. At least the minimum number of shares offered in the conversion must be sold.

The plan provides that when the conversion is completed, a "liquidation account" will be established in an amount equal to the regulatory capital of the Bank as of the latest practicable date prior to consummation of the conversion. The liquidation account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors ("eligible account holders") who continue to maintain deposits in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, and only in such an event, eligible account holders would receive from the liquidation account, a liquidation distribution based on their proportionate share of the total remaining qualifying deposits.

The Bank may pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned liquidation account and if such dividends are otherwise permitted under applicable regulations. In general, regulations permit dividends within guidelines based on current levels of net income and capital.

The OTS also has authority to prohibit an institution from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the institution.

Costs of the conversion will be deducted from the proceeds of sale of common stock and recorded as a reduction of common stock. If the conversion is not completed, such costs will be charged to expense. No conversion costs had been incurred as of March 31, 1997.

                                    GLOSSARY

1933 Act            Securities Act of 1933, as amended

1934 Act            Securities Exchange Act of 1934, as amended

APY                 Annual Percentage Yield


Associate           The term "Associate" of a person is defined to mean

                    (i) any corporation or organization (other than Citizens or its subsidiaries or the Holding Company) of which such person is a director, officer, partner or 10% shareholder;

                    (ii) any trust or other estate in which such person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; provided, however that such term shall not include any employee stock benefit plan of the Holding Company or Citizens in which such a person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity, and

                    (iii) any relative or spouse of such person, or relative of such spouse, who either has the same home as such person or who is a director or officer of Citizens or its subsidiaries or the Holding Company.


ATM                 Automated Teller Machine

BIF                 Bank Insurance Fund of the FDIC

Citizens            Citizens Savings Bank of Frankfort

CLSC                Citizens  Loan  and  Service  Corporation,   a  wholly-owned
                    subsidiary of Citizens Savings Bank of Frankfort

Code                The Internal Revenue Code of 1986, as amended

Community Offering  Offering  for sale to members of the  general  public of any shares of Common Stock not subscribed for in the Subscription Offering, with preference given to residents of Clinton County, Indiana

Common Stock        Up to 1,058,000  shares of Common Stock,  with no par value,
                    offered  by  Citizens   Bancorp  in   connection   with  the
                    Conversion

Conversion          Simultaneous   conversion   of  Citizens   Savings  Bank  of
                    Frankfort   to  stock  form,   the   issuance  of  Citizens'
                    outstanding  capital stock to Citizens  Bancorp and Citizens
                    Bancorp's offer and sale of Common Stock

Eligible
Account Holders     Savings account holders of Citizens with account balances of at least $50 as of the close of  business  on  December  31,
                    1995

ERISA               Employee Retirement Income Security Act of 1974, as amended

ESOP                The Citizens Bancorp Employee Stock Ownership Plan and Trust

Estimated Valuation
Range Estimated pro forma market value of the Common Stock ranging from $6,800,000 to $9,200,000


Expiration Date     12:00 noon, Frankfort Time, on September 4, 1997


FASB                Financial Accounting Standards Board

FDIC                Federal Deposit Insurance Corporation

FHLB                Federal Home Loan Bank

FHLMC               Federal Home Loan Mortgage Corporation

FNMA                Federal National Mortgage Association

FedICIA             Federal  Deposit  Insurance  Corporation  Improvement Act of
                    1991, as amended

Holding Company     Citizens Bancorp

IRA                 Individual retirement account or arrangement

IRS                 Internal Revenue Service

Keller              Keller & Company, Inc.

MMDA                Money Market Demand Account

NASD                National Association of Securities Dealers, Inc.


NOW                 account Negotiable Order of Withdrawal Account

NPV                 Net portfolio value

OCC                 Office of the Comptroller of the Currency

Order Form          Form  for  ordering  stock  accompanied  by a  certification concerning certain matters

Other Members       Savings account holders (other than Eligible Account Holders and Supplemental Eligible Account Holders) who are entitled to vote at the Special Meeting due to the existence of a savings account on the Voting Record Date for the Special
                    Meeting

OTS                 Office of Thrift Supervision

Pension Plan        Multiple-employer,     noncontributory    defined    benefit
                    retirement  plan  adopted  by  Citizens  for  its  full-time
                    employees   through   Pentegra  Group   (formerly  known  as
                    Financial Institutions Retirement Fund)

Plan or Plan of
Conversion          Plan of Citizens Savings Bank of Frankfort to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank and the issuance of all of Citizens' outstanding capital stock to Citizens Bancorp and the issuance of Citizens Bancorp's Common Stock to the public

Purchase Price      $10.00 per share price of the Common Stock

QTI                 Qualified thrift investment

QTL                 Qualified thrift lender

REO                 Real Estate Owned

RRP Management Recognition and Retention Plan to be submitted for approval at a meeting of the Holding Company's shareholders to be held at least six months after the completion of the Conversion

SAIF                Savings Association Insurance Fund of the FDIC

SEC                 Securities and Exchange Commission

Special Meeting     Special  Meeting of members of Citizens  called for
                    the purpose of approving the Plan

Stock Option
Plan The Citizens Bancorp Stock Option Plan for directors and officers to be submitted for approval at a meeting of the Holding Company's shareholders to be held at least six months after the completion of the Conversion

Subscription
Offering Offering of non-transferable rights to subscribe for the Common Stock, in order of priority, to Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members

Supplemental
Eligible
Account  Holders    Depositors of Citizens Savings Bank of Frankfort who are not
                    Eligible Account Holders,  with account balances of at least
                    $50 on June 30, 1997

Trident             Securities Trident Securities, Inc.

Voting Record
Date The close of business on July 25, 1997, the date for determining members entitled to vote at the Special Meeting.

===========================================================================

     No person has been authorized to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Holding Company or Citizens. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of Common Stock offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.



                              Citizens Bancorp
                       (Proposed Holding Company for
                    Citizens Savings Bank of Frankfort)



                            Up to 920,000 Shares



                                Common Stock
                            (without par value)




                              SUBSCRIPTION AND
                             COMMUNITY OFFERING
                                 PROSPECTUS



                          TRIDENT SECURITIES, INC.



                             August 1, 1997



               THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS
                AND ARE NOT FEDERALLY INSURED OR GUARANTEED


Until October 30, 1997, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================